Prime Group Realty Trust

2004 Annual Report

PRIME GROUP
REALTY TRUST

LETTER FROM THE PRESIDENT AND CEO

Dear Fellow Shareholder:

OUR TRANSFORMATION HAS CONTINUED

During 2004, we continued the Company's transformation begun in 2003. In the past, we were a highly leveraged office and industrial REIT with properties in several geographic locations and liquidity issues threatening our ability to effectively lease and maintain our properties. The diverse nature of our portfolio and our financial condition made it difficult to enter into a strategic transaction of benefit to our shareholders, let alone find an investor at an attractive price.

Our balance sheet is now stronger, our liquidity position has vastly improved and as a result, our ability to complete a strategic alternative transaction that would provide a high degree of value to our shareholders has been greatly enhanced. Over the past two years, our total bank and bond indebtedness has been reduced from $904.4 million to $427.4 million; a $477 million, or 52.7% reduction. At the same time, our free cash balance has increased from $15.8 million to $71.7 million as of December 31, 2004, an improvement of $55.9 million. Some of our accomplishments during 2004 included:

- The sale of our 33 West Monroe Street property, which removed a significant drain on our cash flow and earnings, enabled us to retire $59.3 million of debt secured by the property and netted us $8.8 million of net sale proceeds,

- The sale of our industrial portfolio, including non-income producing vacant land, which enabled us to retire $65 million of bank and bond indebtedness and provided us with $54.3 million of net sales proceeds, which we were able to use to repay $22.8 million of maturing, high interest rate, mezzanine indebtedness,

- The substantial completion of our strategy of selling non-core assets, enabling us to focus exclusively on the Greater Chicago office market,

- The refinancing of our 180 North LaSalle Street property with a new fixed rate mortgage loan, after acquiring the remaining underlying equity interests in the property that we did not own in fee title,

- The resumption of the payment of preferred stock dividends, beginning with the payment in April 2004,

- The completion of 458,000 square feet of new and expansion leases and 291,000 of renewed or extended leases commencing in 2004, increasing occupancy in our wholly owned portfolio from 84.9% to 85.5% and in our joint venture properties from 74.1% to 79.7%, and

- Successfully meeting the challenges in implementing and complying with the internal control requirements of Section 404 of the Sarbanes/Oxley Act, resulting in a clean opinion from our auditors for 2004.

A STRATEGIC ALTERNATIVE TRANSACTION IS NOW MUCH MORE OF A REALITY

On February 17, 2005, we announced the execution of a definitive merger agreement with affiliates of The Lightstone Group, LLC, whereby Lightstone has agreed to acquire all of the Company's common shares for a price of $7.25 per share. This represents a premium of 12.8% over our closing share price at December 31, 2004 of $6.43, a 15.6% premium over our closing share price at December 31, 2003 of $6.27, and a 57.3% premium over our closing share price at December 31, 2002 of $4.61. Closing is expected to occur late in the second quarter or early in the third quarter of this year.

We are very pleased with this outcome, which would not have been possible without the progress we have made in the last two years in transforming our company. The dedication and skill that our employees and management team have displayed in this process have directly contributed to this favorable result. The other members of the Board of Trustees and I are very appreciative of the team's accomplishments and are proud to be associated with this talented group of people.

All of us also want to take this opportunity to thank you, our shareholders, for your patience while we undertook this transformation of your company. It has been a difficult process at times, but my hope is that, upon completion of the pending merger transaction, we will have achieved a successful result for our shareholders at a time when real estate market fundamentals have not been working in our favor.



JEFFREY A. PATTERSON
President and Chief Executive Officer

March 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: **1-13589**

PRIME GROUP REALTY TRUST
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**36-4173047** (I.R.S. Employer Identification No.)
77 West Wacker Drive, Suite 3900, Chicago, Illinois (Address of principal executive offices)	**60601** (Zip Code)

(312) 917-1300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of Beneficial Interest, $0.01 par value per share	New York Stock Exchange
Series B – Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X Yes ___No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). X Yes ___No

The aggregate market value of the registrant's common shares held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $125,037,639 based on the per share closing price on the New York Stock Exchange for such shares on June 30, 2004.

The number of the registrant's common shares outstanding was 23,681,371 as of March 1, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates information by reference from the definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders, to be held on June 3, 2005.

INDEX

Forward-Looking Statements contained in this Annual Report on Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current view with respect to future events and financial performance. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated, and include but are not limited to, the effects of future events on our financial performance; risks associated with our high level of indebtedness and our ability to refinance our indebtedness as it becomes due; the risk that we or our subsidiaries will not be able to satisfy scheduled debt service obligations or will not remain in compliance with existing loan covenants; the effects of future events, including tenant bankruptcies and defaults; the risks related to the office and industrial markets in which our properties compete, including the adverse impact of external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences; the risk of potential increase in market interest rates from current rates; and risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties as well as our tenants' and vendors' operations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of December 31, 2004.

Among the matters about which we have made assumptions are the following:

- future economic and market conditions which may impact the demand for office and industrial space either at current or increased levels;
- the extent of any tenant bankruptcies or defaults that may occur;
- ability or inability to renew existing tenant leases;
- prevailing interest rates;
- the effect of inflation and other factors on operating expenses and real estate taxes;
- our ability to minimize various expenses as a percentage of our revenues; and
- the availability of financing and capital.

In addition, historical results and percentage relationships set forth in this Annual Report on Form 10-K are not necessarily indicative of future operations.

PART I

ITEM 1. BUSINESS

Background and General

We are a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) which owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 11 office properties, containing an aggregate of 4.6 million net rentable square feet, and one industrial property, containing 0.1 million net rentable square feet (See the "Properties" section for detailed information concerning the individual properties). All of our properties are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. In addition, we own 6.3 acres of developable land and have the right to acquire an additional 1.3 acres. We also have three joint venture interests in office properties containing an aggregate of 2.8 million net rentable square feet.

Our three joint venture interests are accounted for as investments in unconsolidated joint ventures under the equity method of accounting. These consist of a 50% common interest in a joint venture which owns the 944,556 square foot office tower located at 77 West Wacker Drive, located in Chicago, Illinois, a 30% subordinated common interest in a joint venture which owns the 1,503,238 square foot Bank One Center office building located at 131 South Dearborn Street, located in Chicago, Illinois and a 23.1% common interest in a joint venture that owns a 383,509 square foot office complex located in Phoenix, Arizona.

Our Company was formed on July 21, 1997 as a Maryland real estate investment trust and we completed the initial public offering of our common shares on November 17, 1997. Our executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, and our telephone number is (312) 917-1300.

We are the sole general partner of, and currently own all of the preferred units and 88.5% of the common interests in Prime Group Realty, L.P., a Delaware limited partnership (the "Operating Partnership"). We conduct substantially all of our business through the Operating Partnership, except for certain services requested by our tenants, certain management contracts and build-to-suit construction activities, which are conducted through Prime Group Realty Services, Inc., a Maryland corporation, and its affiliates (collectively, the "Services Company"), a wholly-owned subsidiary of the Operating Partnership.

Tax Status

We have elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, we will not be subject to federal income tax at the corporate level on our income as long as we distribute 90% of our taxable income (excluding any net capital gain) each year to our shareholders. Since our inception, we believe that we have complied with the tax rules and regulations to maintain our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify as a REIT, we are subject to certain state and local taxes on our income and property. In addition, our Services Company's income is subject to state and federal income taxation.

Business Strategy

Our business strategy is to operate our portfolio of properties to create the optimum level of service and value to our tenants, to retain our existing tenant base as their leases expire, to search for and identify prospective tenants for space in our properties which is unoccupied or is subject to expiring leases and to create maximum portfolio value for our shareholders. As we have previously disclosed, we are continuing to pursue an initiative to complete a strategic transaction.

Review of Strategic Alternatives. In December 2002, our Board approved the engagement of two investment banks as our financial advisors to assist in the evaluation of our strategic alternatives, including, but not limited to, a sale, merger or other business combination involving the Company, or a sale of some or all of our assets. On February 16, 2005, we entered into an amendment to our engagement letter with one of these advisors, Wachovia Capital Markets, LLC ("Wachovia"), extending their engagement through December 20, 2005. The engagement of our other financial advisor expired in December 2003.

On October 27, 2004, we entered into an agreement and plan of merger with Prime/Mansur Investment Partners, LLC ("Prime/Mansur") and certain of its affiliates. Prime/Mansur is a joint-venture formed and controlled by E. Barry Mansur and including Michael W. Reschke, a former chairman and a former member of our Board. Under the merger agreement, Prime/Mansur agreed to acquire our outstanding common shares and the outstanding limited partnership units of our Operating Partnership for $6.70 per share/unit in cash. Our Board approved the transaction subject to Prime/Mansur obtaining a satisfactory financing commitment for the transaction. On November 10, 2004, we announced the merger agreement terminated automatically in accordance with its terms, because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the merger agreement.

On December 8, 2004, we filed an action in the Circuit Court for Montgomery County, Maryland (the "Maryland State Court") against Prime/Mansur Investment Partners, LLC and certain of its affiliates. In this action, we are seeking a declaratory judgment that our previously announced merger agreement with Prime/Mansur terminated automatically, in accordance with its terms, on November 9, 2004 because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the merger agreement.

On January 3, 2005, Prime/Mansur and certain additional affiliates filed a lawsuit against us and our Operating Partnership in the Maryland State Court. In the complaint, Prime/Mansur alleges, among other things, that we wrongfully terminated and otherwise breached the merger agreement with Prime/Mansur. In its complaint, Prime/Mansur is seeking damages from the Maryland State Court in excess of $50.0 million and other relief, including specific performance. We vigorously deny the allegations in the complaint and believe that the allegations have no merit. We intend to diligently defend ourselves against this lawsuit and to continue to aggressively pursue our declaratory judgment lawsuit against Prime/Mansur.

On February 11, 2005, the Maryland Court consolidated the two lawsuits referred to above and granted our request to assign the case to an expedited hearing track.

On February 17, 2005 we and an affiliate of The Lightstone Group, LLC ("Lightstone"), entered into a definitive agreement and plan of merger. Under the merger agreement Lightstone will acquire our common shares and common limited partnership units for $7.25 in cash, plus the assumption of our outstanding debt. Our Board has unanimously approved the transaction and intends to recommend it for approval by our common shareholders. The parties expect to close the transaction in the second quarter, or early in the third quarter, of 2005. In connection with the merger agreement, Lightstone funded a $10.0 million earnest money deposit into an escrow.

Our Cumulative Redeemable Preferred Shares ("Series B Shares") will remain outstanding after the transaction is completed. At the closing of the transaction, all accrued but unpaid distributions on our Series B Shares, plus distributions on our Series B Shares for the entire calendar quarter in which the transaction closes, will be paid to the holders of our Series B Shares.

The closing of the merger agreement is subject to, among other things, a number of customary conditions including the approval by the holders of our common shares. The transaction is not subject to any financing condition.

Our continuing goal is to achieve a desirable result for our shareholders which may include a strategic transaction(s) and/or the continued implementation of our primary business strategy, as discussed below. There can be no assurances that any transaction or transactions will occur. We anticipate the net proceeds from any transaction other than a sale of the Company (whether by merger or otherwise) may be used for a variety of purposes including, but not limited to, the repayment of debt, to provide working capital to fund capital expenditures, including tenant improvements and leasing commissions, the payment of accumulated unpaid dividends on our Series B Shares and/or for distributions to our common shareholders and common unit holders of our Operating Partnership. We may also utilize a portion of any proceeds for general and corporate operating needs and to consummate tax-deferred exchanges to minimize any tax exposure under existing tax indemnification agreements.

Ongoing Operations. Our primary business is to focus on the operation, leasing and management of our existing real estate properties.

We strive to enhance our property-level net operating income and cash flow by:

- engaging in pro-active leasing programs and effective property management;
- managing operating expenses through the use of in-house management expertise;
- maintaining and developing long-term relationships with a diverse tenant group;
- attracting and retaining motivated employees by providing financial and other incentives; and
- emphasizing value-added capital improvements to maintain and enhance our properties' competitive advantages in their submarkets.

Liquidity and Capital Requirements. We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements and leasing costs, pay distributions and service our debt and other short-term and long-term liabilities. Cash on hand and net cash provided from operations represent our primary sources of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income, adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.

In order to qualify as a REIT for federal income tax purposes, we must distribute 90% of our taxable income (excluding capital gains) annually. Due to a number of factors, including our capital requirements in our operating environment, our Board decided in January and April, 2002 to suspend the declaration and payment of distributions on our common shares and Series B Shares dividends, respectively. We subsequently resumed the payment of dividends on our Series B Shares with dividends of $0.5625 per share in April, July and October 2004 and January 2005. On February 28, 2005, our Board declared a quarterly dividend of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2005. Under our declaration of trust, this dividend is deemed to be a quarterly dividend related to the fourth quarter of 2003 dividend period, the earliest accrued but unpaid quarterly dividend on our Series B Shares. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the declaration of the fourth quarter 2003 preferred dividend at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. Our management and Board review our cash position and requirements for cash reserves each quarter prior to making any decision with respect to paying distributions/dividends. Distributions on our common shares may not be made until all accrued dividends on our Series B Shares are declared and paid or set apart for payment. We are in arrears for five quarters of Series B Share dividends for a total of $11.3 million. Future distributions will depend on the actual cash available for distribution, our financial condition, current and future capital requirements, the completion of any capital transactions, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board deems relevant.

On April 16, 2004, we sold our 33 West Monroe Street property for a gross sales price of $69.6 million (i) less a credit for $19.4 million, representing the sum of a portion of the amount in our leasing reserve escrow account related to the property and a credit for certain prepaid rent, and (ii) plus or minus other customary prorations. Concurrent with the sale of the property, we used a portion of the proceeds of the sale and approximately $20.0 million of a leasing escrow held by the existing lender to repay the existing first mortgage debt having an outstanding principal balance of $59.3 million, plus accrued interest of $0.2 million. After closing prorations and costs and the repayment in full of the first mortgage loan encumbering the property, we received approximately $8.8 million in net proceeds from the sale.

In October and November 2004, we sold 29 of our industrial properties, consisting of 3.8 million square feet, located in Illinois and Indiana, one of our office properties, consisting of 50,400 square feet, located in Illinois, and three land parcels consisting of 128 acres located in Illinois, plus an additional 74.3 acres of land included as part of our heavy-crane portfolio. Net proceeds after repayment or buyer assumption of mortgage and bond debt collateralized by the properties, closing costs and prorations and a tax indemnity payment obligation were $54.3 million. Included in net proceeds is approximately $9.7 million of restricted cash escrows which were released or credited by the purchaser at closing, offset by $4.4 million of environmental escrows and a rent subsidy escrow for $0.6 million that were funded at closing. In addition, we agreed to fund approximately $0.9 million should two tenants fail to pay the future rent due under their leases for specific periods of time. Subsequent to the sale, we repaid $22.8 million of maturing mezzanine loan financing and anticipate utilizing the remaining proceeds to fund capital improvements and leasing costs and provide additional working capital and liquidity for the Company.

We can give no assurances that, if any further capital transactions are completed on terms favorable to us or otherwise, distributions on our common shares and common units will be resumed either during 2005 or thereafter, or that we will be able to pay future dividends on our Series B Shares. We currently do not anticipate declaring or paying distributions on our common shares/units in 2005.

Our anticipated cash flows from operations combined with cash on hand are expected to be sufficient to fund our anticipated short-term capital needs. In 2005, we anticipate the need to fund significant capital expenditures to retenant space that has been previously vacated or is anticipated to be vacated during the year or renew existing tenants' leases. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations and existing escrows with lenders. In addition, we may enter into capital transactions, which could include asset sales, debt or equity financings and modifications or extensions of existing loans. There can be no assurances that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our long-term capital needs.

The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels, limits as to recourse indebtedness and other financial covenants. In some past quarters, we have failed to meet certain of these covenants and after negotiations with our lenders (and in certain instances, after agreeing to post additional cash collateral, provide other security and/or otherwise modify the terms of the relevant loans) we have obtained the necessary loan modifications and/or waivers. As a result of the repayment of indebtedness and debt assumptions from the sale of a portion of our industrial portfolio in October 2004, certain covenants that we had previously failed are no longer in effect. As of December 31, 2004, we are in compliance with the requirements of all remaining financial covenants.

Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing at interest rates that are below the rates of return on our properties. In addition, any equity capital we might raise may be dilutive to our current common shareholders.

Acquisition and Development Activity. Given the general economic conditions and our capital availability, we do not anticipate any significant property acquisitions or development during the next year. Certain tax-deferred exchanges, however, may be desirable in connection with property sales in order to eliminate or minimize any payments required under existing tax indemnification agreements.

Financing. In December 1998, our Board adopted a financing policy with the following targets: (i) a minimum interest coverage ratio of 2.25, (ii) a minimum fixed coverage charge ratio of 1.90, (iii) a ratio of debt-to-net asset value of no more than 50% and (iv) unencumbered cash and credit availability of at least $40.0 million, of which $15.0 million should be cash on hand. The foregoing ratios and measures are calculated pursuant to detailed definitions set by our Board, and, in some instances, have been adjusted over time pursuant to a schedule set by our Board. The above targets do not bind the Board and do not mean that we will operate within each of these ratios at any or all times. Our Board must approve all material financing and acquisition or disposition activities until the targets are met. Our Board has approved in the past, and has the authority to approve in the future, transactions and other actions which would cause non-compliance with this policy.

At present we are not in compliance with the targets (i), (ii) and (iii) above and do not anticipate being in compliance during 2005. Our Board may alter our financing policy without the consent of our shareholders, and our organizational documents do not limit the amount or type of indebtedness that we may incur.

Recent Developments

Dispositions. During the period from January 1, 2004 through December 31, 2004, we sold the following operating properties and parcels of land.

Property	Location	Net Rentable Square Feet/Acres	Sales Price (in millions)	Mortgage Debt (in millions)	Month Sold
Sold					
Office:					
33 West Monroe Street(1)	Chicago, IL	852,075	$ 69.6	$ 59.3	April
Portfolio Sale(2):					
Office:					
1301 E. Tower Road	Schaumburg, IL	50,400			
Warehouse/distribution Facilities:					
425 E. Algonquin Road	Arlington Heights, IL	304,506			
1455 Sequoia Drive	Aurora, IL	257,600			
200 S. Mitchell	Addison, IL	152,200			
11045 Gage Avenue	Franklin Park, IL	136,600			
4248, 4250 and 4300 Madison Street	Hillside, IL	127,129			
4211 Madison Street	Hillside, IL	90,344			
4160-4190 W. Madison Street	Hillside, IL	79,532			
342-346 Carol Lane	Elmhurst, IL	67,935			
200 E. Fullerton Avenue	Carol Stream, IL	66,254			
555 Kirk Road	St. Charles, IL	62,400			
370 Carol Lane	Elmhurst, IL	60,290			
550 Kehoe Blvd.	Carol Stream, IL	44,575			
1543 Abbott Drive	Wheeling, IL	43,930			
388 Carol Lane	Elmhurst, IL	40,502			
343 Carol Lane	Elmhurst, IL	30,084			
350 Randy Road	Carol Stream, IL	25,200			
11039 Gage Avenue	Franklin Park, IL	21,935			
1401 S. Jefferson Street	Chicago, IL	17,265			
Overhead Crane/Manufacturing Facilities:					
Chicago Enterprise Center	Chicago, IL				
13535-A S. Torrence Avenue		385,345			
13535-B S. Torrence Avenue		242,199			
13535-C S. Torrence Avenue		99,333			
13535-D S. Torrence Avenue		77,325			
13535-E S. Torrence Avenue		50,983			
13535-F S. Torrence Avenue		56,486			
13535-G S. Torrence Avenue		55,213			
13535-H S. Torrence Avenue		73,442			
East Chicago Enterprise Center	East Chicago, IN				
4407 Railroad Avenue - Building 2		169,435			
4407 Railroad Avenue - Building 3		291,550			
4407 Railroad Avenue - Building 4		87,484			
4635 Railroad Avenue		14,070			
Hammond Enterprise Center	Hammond, IN				
4507 Columbia Avenue		256,595			
4527 Columbia Avenue		16,701			
4531 Columbia Avenue		250,266			
		3,805,108			
Land:					
Aurora Land	Aurora, IL	73.2			
DeKalb Land	DeKalb, IL	36.3			
Batavia Land	Batavia, IL	18.8			
Total Portfolio Sale			$125.1	$ 65.1	October/ November
Land:					
Carol Stream Land(3)	Carol Stream IL	6.1	$ 1.2	$ –	December

(1) We sold this property for a gross sales price of $69.6 million (i) less a credit for $19.4 million, representing the sum of a portion of the amount in our leasing reserve escrow account related to the property and a credit for certain prepaid rent and (ii) plus or minus other customary prorations. Concurrent with the sale of the property, we used a portion of the proceeds of the sale and approximately $20.0 million of a leasing escrow held by the existing lender to repay the existing first mortgage debt on the property having an outstanding principal balance of $59.3 million, plus accrued interest of $0.2 million. After closing prorations and costs and the repayment in full of the first mortgage loan encumbering the property, we received approximately $8.8 million in net proceeds from the sale. During the fourth quarter of 2003, we had recorded an asset impairment charge of $43.4 million related to this property. After reflecting this impairment, we recognized a gain of $0.4 million on this sale.

(2) Net proceeds from the sale of these properties after repayment or buyer assumption of mortgage and bond debt collateralized by the properties, closing costs and a tax indemnity payment obligation were $54.3 million. Included in net proceeds is approximately $9.7 million of restricted cash escrows which were released or credited by the purchaser at closing, offset by $4.4 million of environmental escrows and a rent subsidy escrow for $0.6 million that were funded at closing. In addition, we agreed to fund approximately $0.9 million should two tenants fail to pay the future rent due under their leases for specific periods of time. Subsequent to the sale, we repaid $22.8 million of maturing mezzanine loan financing and anticipate utilizing the remaining proceeds to fund capital improvements and leasing costs and provide us additional working capital and liquidity. We recognized a gain of $9.5 million on this sale.

(3) Net proceeds from the sale of this property were $1.2 million. We recognized a gain of $0.4 million on this sale.

On January 15, 2004, we acquired fee title ownership to the 180 North LaSalle Street office property for a $0.1 million payment. We had previously consolidated the operations of this property in 2001 and thereafter since we had the economic risks and rewards of ownership through our interest in the second mortgage encumbering this property.

Indebtedness. During 2004, we completed the following transactions with respect to our indebtedness:

Collateral	Type of Loan	Loan Principal Amount (in millions)	Interest Rate	Transaction Date	Original Maturity Date
New Indebtedness					
180 N. LaSalle Street	First Mortgage	$67.0	5.43%	1/04	2/11
Indebtedness Retirement					
180 N. LaSalle Street	REMIC	60.0	LIBOR + 3.75%	1/04	1/04
33 West Monroe Street	First Mortgage	59.3	LIBOR + 1.50%	4/04	11/05
180 N. LaSalle Street	Mezzanine	10.9	LIBOR + 7.00%	10/04	11/04
Various Properties	Mezzanine	11.9	LIBOR + 7.00%	10/04	11/04
Various Properties(1)	Bonds	24.9	4.13%	10/04	1/07
555 Kirk Road and 1541 Abbott Drive	First Mortgage	2.3	7.35%	10/04	4/05
1455 Sequoia Drive	First Mortgage	5.6	LIBOR + 2.50%	10/04	5/04
200 S. Mitchell	First Mortgage	4.0	PRIME + 1.00%	10/04	9/05
Various Properties(1)	First Mortgage	13.9	7.17%	10/04	5/08
Various Properties(1)	First Mortgage	14.5	7.17%	11/04	5/08
Principal Payments					
Amortization	Various	5.2	Various	Various	Various

(1) This debt was assumed by the purchaser of substantially all of our industrial properties.

We had previously held subordinate interests in the first mortgage interest in the 180 North LaSalle Street property. Simultaneous with our acquisition of fee title ownership in the property in January 2004, we refinanced the property with the proceeds of a first mortgage loan. Principal and interest payments are based upon a 30-year amortization period.

At closing of the refinancing, we funded leasing and capital replacement reserves of $5.1 million from proceeds. In addition, a $2.7 million leasing escrow was released. We also agreed to fund into the leasing reserve escrow an additional $0.1 million per month for 36 months beginning March 2004. The amounts in the reserves can be drawn by us to pay for approved leasing expenditures relating to the property. The loan documents also require us to fund approximately $13,000 per month beginning March 2004 into a capital replacement reserve to be used for approved capital expenditures at the property. We used a portion of the proceeds of the loan to repay the pre-existing third-party debt encumbering the property of $60.0 million, fund the reserve escrows and pay closing costs. After these payments, we received approximately $4.2 million of net proceeds.

Prior to the closing of the sale of our 33 West Monroe Street property in April 2004, we provided substitute collateral to the lender which held the existing $11.5 million mezzanine loan relating to this property. The substitute collateral consisted of a pledge of ownership interests in the entity owning our 180 North LaSalle Street property. In connection with the pledge, we funded an escrow of $750,000 to the first mortgage lender at 180 North LaSalle Street as additional collateral to secure any costs it may incur in the future relating to the mezzanine using proceeds from the sale of our industrial portfolio. The escrow was released upon repayment of the mezzanine loan in October 2004.

Shareholders and Board of Trustees Developments. On August 3, 2004, our then Chairman of the Board, Stephen J. Nardi, retired as Chairman. Mr. Nardi remains on the Board as a non-employee Trustee. Douglas Crocker II, one of our existing Trustees, was appointed Chairman of the Board. In addition, Jeffrey A. Patterson, our existing President and Chief Investment Officer, was named President and Chief Executive Officer. Mr. Crocker serves as a non-employee and independent Chairman. In connection with Mr. Nardi's resignation, the Board approved a separation payment for Mr. Nardi of $300,000.

On February 28, 2005, our Board increased its size from six to seven members and elected Mr. Patterson to fill the newly created position on the Board. Mr. Patterson was elected as a Class III Trustee with a term expiring at our 2006 Annual Shareholders Meeting.

Included in receivables is an amount due from Mr. Nardi totaling $0.9 million. The receivable relates to a prior master lease obligation with Mr. Nardi and is payable from future common dividends/distributions. Due to the uncertainty of future dividend/distribution payments as a result of our pursuit of strategic alternatives, a reserve in the full amount of this receivable was established in 2004.

Competition

We compete with many other owners and developers of office and industrial real estate, some of which may have greater financial and marketing resources or expertise. In addition, the amount of available space in competitive properties in any particular market or submarket in which our properties are located could have a material adverse effect on both our ability to lease space and on the rents charged at our properties.

Services Company

We provide certain services requested by tenants through our Services Company. As a Taxable REIT Subsidiary, our Services Company can provide services to tenants of our properties, even if these services are not considered services customarily furnished in connection with the rental of real estate property, without causing the rental income from the properties to be treated as other than rents from real property by the Internal Revenue Service under the Code. Our Services Company provides leasing and property management services to the unconsolidated joint ventures that own the Bank One Center and 77 West Wacker Drive office properties. In January 2004, concurrent with acquiring fee title to our 180 North LaSalle Street property, our Operating Partnership replaced our Services Company as its leasing and managing agent.

Government Regulations

Environmental Matters. Phase I or similar environmental assessments have been performed by independent environmental consultants on all of our properties. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

We are aware of contamination at the Chicago, East Chicago and Hammond Enterprise Centers that we previously owned and which were sold in October 2004. These properties were already in remediation programs sponsored by the states in which they are located. Our environmental consultants previously estimated that remedial action plans for these properties would have a probable cost of approximately $3.2 million. The Prime Group, Inc. ("PGI"), the owner of the above-mentioned industrial properties prior to us, contractually agreed to indemnify us for any environmental liabilities we may incur for known contamination in connection with these properties. In September 2004, PGI paid us $1.25 million related to this indemnification, and in November 2004 PGI paid us an additional $1.85 million related to this indemnification. Upon receipt of this second payment, we released PGI from any further indemnity obligations.

During the due diligence process in connection with the sale of the above properties, additional environmental contamination, beyond that previously identified by our environmental consultants, was discovered by the purchaser at our East Chicago Enterprise Center and Hammond Enterprise Center facilities. As a result, we agreed to establish a $1.25 million environmental escrow at the closing, in addition to a $3.2 million reserve for the previously identified environmental contamination, for use in remediation of the costs described above. In connection with the sale, the purchaser of these properties has agreed to assume the responsibility for the environmental remediation of the property and any costs which may be incurred in excess of the amounts we placed in escrow at the closing. Any excess funds remaining in the $1.25 million escrow after the remediation of the additional environmental contamination will be returned to us.

We are also aware of contamination at two other properties. At one of the properties, the tenant has provided us with an indemnity for all of the costs associated with the environmental remediation and the tenant has purchased the property. The second property, which was sold as part of the industrial portfolio sale, was placed in the remediation program sponsored by the state in which it is located and the previous owner has obtained a no further remediation letter from the Illinois Environmental Protection Agency approving the completion of the remediation work. Accordingly, we do not anticipate any material liability related to these environmental matters.

In November 2001, at the request of the Department of the Army of the United States of America (the "DOA"), we granted the DOA a right of entry for environmental assessment and response in connection with our property known as the Atrium at 280 Shuman Boulevard in Naperville, Illinois (the "Atrium"). The DOA informed us that the property was located north of a former Nike missile base and that the DOA was investigating whether certain regional contamination of the groundwater by trichloethene ("TCE") emanated from the base and whether the DOA would be required to restore the environmental integrity of the region under the Defense Environmental Restoration Program for Formerly Used Defense Sites. In December 2001, the results from the tests of the groundwater from the site indicated elevated levels of TCE. It is currently our understanding based on information provided by the DOA and an analysis prepared by its environmental consultants that (i) the source of the TCE contamination did not result from the past or current activities on the Atrium property, (ii) the TCE contamination is a regional problem that is not confined to the Atrium and (iii) the DOA has not yet identified the source of the TCE in the groundwater. Our environmental consultants have advised us that the United States Environmental Protection Agency (the "EPA") has issued a Statement of Policy towards owners of property containing contaminated acquifers. According to this policy, it is the EPA's position that where hazardous substances have come to be located on a property solely as a result of subsurface migration in an aquifer from an offsite source, the EPA will not take enforcement actions against the owner of the property. The groundwater underneath this property is relatively deep, and the property obtains its potable water supply from the City of Naperville and not from a groundwater well. Accordingly, we do not anticipate any material liability because of this TCE contamination.

Our IBM Plaza office property currently contains asbestos in the form of non-friable spray-on insulation located on the decking and beams of the building. We have been informed by our environmental consultants that the asbestos in IBM Plaza is not friable and no remediation of the asbestos is necessary.

We believe that our other properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our other properties. None of the environmental assessments of our properties have revealed any environmental liability that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any such material environmental liability. Nonetheless, it is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties (such as the presence of underground storage tanks) or by third parties unrelated to us. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our financial condition could be further adversely affected.

Costs of Compliance with Americans with Disabilities Act (the "ADA"). Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requirements could require removal of access barriers, and noncompliance could result in the imposition of fines by the federal government or an award of damages to private litigants. We believe that our properties are substantially in compliance with these requirements, however, we may incur additional costs to fully comply with the ADA. Although we believe that such costs will not have a material adverse effect on our financial position, if required changes involve a greater amount of expenditures than we currently anticipate, our capital and operating resources could be adversely affected.

Costs of* Compliance *with Chapter 13-196 of the Municipal Code of the City of Chicago (the "sprinkler ordinance). The City of Chicago passed a new high-rise fire sprinkler ordinance on December 15, 2004. Under the sprinkler ordinance, all buildings in the City of Chicago exceeding 80 feet in height above grade (a "High-Rise Building") are required to install automatic sprinkler systems and other related improvements. The ordinance requires that (i) one-third of the gross square footage of every High Rise Building must be equipped with automatic sprinklers by January 1, 2009, (ii) two-thirds of the gross square footage must be equipped by January 1, 2013, and (iii) the entire gross square footage must be equipped by January 1, 2017. Our 208 South LaSalle Street property does not have an automatic sprinkler system and our 180 North LaSalle Street property is equipped with an automatic sprinkler system covering approximately 60% of the gross square footage of the building. Our other properties meeting the definition of a High-Rise Building that are located in the City of Chicago are equipped with automatic sprinklers.

We anticipate complying with the ordinance at 180 North LaSalle Street by installing automatic sprinklers as we renovate floors for existing and new tenants and we anticipate 100% of the building's gross square footage will have automatic sprinklers in place in advance of the requirements of the sprinkler ordinance. The installation of an automatic sprinkler system in 208 South LaSalle Street will also be required pursuant to the above schedule and will require a material capital investment. The 180 North LaSalle Street and the 208 South LaSalle Street properties are comprised of 767,292 and 865,655 square feet, respectively. The Building Owner and Manager Association of Chicago estimates the cost to install the required sprinkler systems is in the range of $8 to $10 per square foot of building area, although there is no assurance that this will be the actual cost we incur.

Other Regulations. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require us to make significant unanticipated expenditures and could have an adverse effect on our net income and our capital and operating resources.

Insurance

In the regular course of our business, we maintain comprehensive liability and all-risk property insurance with respect to our properties provided by reputable companies with commercially reasonable deductibles, limits and policy specifications customarily covered for similar properties. Our management believes that such insurance adequately covers our properties.

On March 22, 2004, we obtained new property insurance policies consisting of (i) a primary policy covering the first $150.0 million of physical damage to the properties in our portfolio (the "primary policy") and (ii) several layers of excess property insurance in an aggregate amount of $400.0 million covering physical property damages to our properties in excess of our primary policy (the "excess policies"). Our primary policy and excess policies include insurance for acts of Terrorism as a covered loss. We are at risk for financial loss, which could be material, relating to losses in excess of our policy limits. In addition, we are at risk under our insurance policies for losses of any amount relating to occurrences which are not covered by our insurance policies, such as occurrences excluded under the standard coverage exclusions such as acts of war, military action, nuclear hazards, governmental action, illegal acts of the insured and pollution, which in the event of such losses could be material.

Our primary policy and excess policies include coverage for flood and earthquake losses. In certain instances our policy sub-limits for these losses may be less than the value of specific properties. Our properties are not located in geographical areas typically subject to flood or earthquake losses. However, we may be at risk of financial losses resulting from losses that exceed these policy sub-limits.

We maintain liability insurance including but not limited to commercial general liability, auto liability, garage liability and commercial umbrella insurance (the "liability policies") in amounts and limits that are similar to other property owners in geographic areas similar to that of our properties. Our liability policies include coverage for acts of terrorism as a covered loss. Additionally, we maintain workers compensation in compliance with statutory limits and requirements as well as employers liability insurance. These policies contain standard exclusions that are typical of liability insurance policies. We may be at financial risk for losses that exceed our limits of liability or which may be excluded from the insurance policies, which could be material.

In connection with the ownership of our properties, certain events may occur that would require us to expend funds for environmental remediation of some of our properties and adjacent properties. Certain environmental exposures are excluded from coverage under our insurance policies. Effective April 30, 2003, we obtained a pollution legal liability policy having a limit of $10.0 million, which includes coverage for liability, third party property damage and remediation costs as a result of pollution conditions. Pre-existing pollution conditions are excluded from the policy and certain property locations may be excluded in the future by our insurer based on its ongoing due diligence. Costs not covered under our pollution legal liability policy could be material, which could adversely affect our financial condition. We are unable to predict changes in future environmental laws and the financial impact we may incur as result of these changes.

Employees

As of December 31, 2004, we had approximately 124 full-time employees. We believe that our relations with our employees are satisfactory.

Available Information

We make available, free of charge, on our Internet website, www.pgrt.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the reports are electronically filed with the United States Securities and Exchange Commission. Copies of our governance guidelines, code of ethics and the charters of our audit, compensation, and governance and nominating committees are also available, free of charge, on our Internet website, and are available in print to any shareholder who requests it from our investor relations representative c/o Prime Group Realty Trust, Investor Relations, 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

ITEM 2. PROPERTIES

General

We own 11 office properties and one industrial property located in the Chicago metropolitan area. This includes Continental Towers, on which we own a second mortgage note which results in a controlling financial interest in this property. We therefore consolidate its operations. In addition, we own a 50% common interest in a joint venture which owns the 944,556 square foot office tower located at 77 West Wacker Drive in downtown Chicago, a 30% subordinated common interest in a joint venture which owns a 1,503,238 square foot office building located at 131 South Dearborn Street in downtown Chicago, known as Bank One Center, and a 23.1% common interest in a venture which owns a 383,509 square foot office complex located in Phoenix, Arizona.

Our management team has developed or redeveloped a significant number of office properties, such as 77 West Wacker Drive, 180 North LaSalle Street, and Bank One Center, all located in downtown Chicago. In the course of such activities, we have acquired experience across a broad range of development and redevelopment projects.

We own approximately 6.3 acres of developable land and have the rights to acquire approximately 1.3 acres of additional developable land. However, we do not currently anticipate commencing any new development projects in the near future.

Our office properties are leased to tenants either (i) on a net basis with tenants obligated to pay their proportionate share of real estate taxes, insurance, utilities and operating expenses or (ii) on a gross basis, with the landlord responsible for the payment of these expenses up to the amount incurred during the tenants' first year of occupancy ("Base Year") or a negotiated amount approximating the tenants' pro rata share of these expenses ("Expense Stop"). In the latter cases, the tenants pay their pro rata share of increases in expenses above the Base Year or Expense Stop. Our industrial property's lease is written on a triple-net lease basis, with the tenant paying all of the real estate taxes, insurance, utilities and other operating expenses for the property.

Properties

The following table sets forth certain information relating to each of our properties. Through the Operating Partnership and other subsidiaries, we own a 100% interest in all of the office and industrial properties, except for Continental Towers and the unconsolidated joint venture properties identified below. All of the properties are office properties with the exception of 1051 Kirk Road, which is an industrial property.

	Location	Year Built/ Renovated	Net Rentable Square Feet	Percentage Occupied as of 12/31/04
Wholly-Owned Properties:				
IBM Plaza (1)	Chicago, IL	1971	1,366,468	88.0%
Continental Towers (2)	Rolling Meadows, IL	1977 thru 1981/2001	922,898	77.6%
208 South LaSalle Street	Chicago, IL	1914/1956/ 1982/1991	865,655	86.7%
180 North LaSalle Street	Chicago, IL	1982/1999	767,292	81.0%
800-810 Jorie Boulevard	Oak Brook, IL	1961/1992	191,666	100.0%
4343 Commerce Court	Lisle, IL	1989	165,534	88.4%
740-770 Pasquinelli Drive	Westmont, IL	1986	109,982	88.7%
1600-1700 167th Street	Calumet City, IL	1981	64,977	80.9%
280 Shuman Blvd.	Naperville, IL	1979	65,385	89.3%
Enterprise Center II	Westchester, IL	1999	62,619	86.7%
7100 Madison Avenue	Willowbrook, IL	1999	50,157	100.0%
1051 N. Kirk Road	Batavia, IL	1990	120,004	100.0%
Portfolio total			4,752,637	85.5%
Unconsolidated Joint Venture Properties:				
Bank One Center (3)	Chicago, IL	2002	1,503,238	72.4%
77 West Wacker Drive (4)	Chicago, IL	1992	944,556	93.8%
Thistle Landing (5)	Phoenix, AZ	1999	383,509	73.7%

(1) The land underlying a portion of this property, related to the parking garage, is leased for a term expiring on April 30, 2019 with an option to extend the term for an additional twenty-five years.

(2) We hold a mortgage note receivable on this office property and have consolidated the underlying property operations because we receive substantially all of the economic benefits of the property's operations.

(3) We own a 30% subordinated common ownership interest in a joint venture that owns this office property.

(4) We own a 50% common ownership interest in a joint venture that owns this office property.

(5) We own a 23.1% common ownership interest in a joint venture that owns this office complex consisting of four office buildings.

ITEM 3. LEGAL PROCEEDINGS

Except as described below, neither we nor any of our properties are presently subject to any material litigation or legal proceeding, nor, to our knowledge, is any material or other litigation or legal proceeding threatened against us, other than routine litigation arising in the ordinary course of business, some of which is expected to be covered by liability insurance and all of which collectively is not expected to have a material adverse effect on our consolidated financial statements.

On October 27, 2004, we entered into an agreement and plan of merger with Prime/Mansur Investment Partners, LLC and certain of its affiliates ("Prime/Mansur"). Prime/Mansur is a joint-venture formed and controlled by E. Barry Mansur and including Michael W. Reschke, a former chairman and a former member of our Board. Under the merger agreement, Prime/Mansur agreed to acquire our outstanding common shares and the outstanding limited partnership units of our Operating Partnership for $6.70 per share/unit in cash. Our Board approved the transaction subject to Prime/Mansur obtaining a satisfactory financing commitment for the transaction. On November 10, 2004, we announced the merger agreement terminated automatically in accordance with its terms because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the merger agreement.

On December 8, 2004, we filed an action in the Circuit Court for Montgomery County, Maryland (the "Maryland State Court") against Prime/Mansur. In this action we are seeking a declaratory judgment that our previously announced merger agreement with Prime/Mansur terminated automatically in accordance with its terms on November 9, 2004 because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the merger agreement.

On January 3, 2005, Prime/Mansur and certain additional affiliates filed a lawsuit against us and our Operating Partnership, in the Maryland State Court. In the complaint, Prime/Mansur alleges, among other things, that we wrongfully terminated and otherwise breached the merger agreement with Prime/Mansur. In its complaint, Prime/Mansur is seeking damages from the Court in excess of $50.0 million and other relief, including specific performance. We vigorously deny the allegations in the complaint and believe that the allegations have no merit. We intend to diligently defend ourselves against this lawsuit and to continue to aggressively pursue our declaratory judgment lawsuit against Prime/Mansur.

On February 11, 2005, the Maryland Court consolidated the two lawsuits referred to above and granted our request to assign the case to an expedited hearing track.

On or about April 23, 2004, Winstar Communications, LLC and Winstar of New York LLC ("Winstar") brought suit against a number of commercial real estate companies and a trade association, the Building Owners and Managers Association of New York ("BOMA") in the United States District Court for the Southern District of New York. The suit asserts claims for certain alleged violations of federal and state antitrust laws and a declaratory judgment that the defendants are precluded from terminating Winstar's building access or interfering with Winstar's communications operations until Winstar is permitted to lawfully discontinue service. The suit seeks damages, attorney's fees and a declaratory judgment. The claims are premised upon allegations that the real estate firms, through and with BOMA, colluded and agreed to charge Winstar disadvantageous and discriminatory fees that were higher than those charged to the incumbent local telephone companies. As a result of this alleged collusive conduct, Winstar claims that it has been damaged in its ability to provide competitive telecommunications services to customers leasing office space in the defendants' commercial real estate properties. We are not a named defendant in this litigation, but Winstar is attempting to have certified a class action of defendants consisting of all companies having agreements with Winstar for access to buildings and Winstar has identified us as a member of that defendant class. In separate correspondence to us, Winstar has alleged potential damages in excess of $2 billion against the defendant class. On November 10, 2004, we entered into an agreement with Winstar pursuant to which we released Winstar from their obligation to pay certain de minimis rental obligations to us and Winstar released us from all potential liability relating to this matter.

On August 29, 2002, 180 Acquisition Company, LLC ("180 Acquisition") filed a complaint (the "Complaint") against us, our Operating Partnership, our Services Company, one of our subsidiaries holding our interests in the 180 North LaSalle Street property in Chicago, Illinois (the "180 Interests"), and Jeffrey A. Patterson, our President and Chief Executive Officer. The Complaint was filed in the County Department, Law Division of the Circuit Court of Cook County, Illinois.

In the Complaint, 180 Acquisition alleged that the defendants orally promised to sell the 180 Interests to them, and that 180 Acquisition relied on these alleged promises, notwithstanding the facts that (i) a written contract was not entered into among the parties and (ii) we terminated negotiations to sell the 180 Interests to 180 Acquisition in July 2002. We settled this matter in 2004 for a payment of $275,000 and we were reimbursed for $68,750 of the settlement by one of our insurance carriers.

The Internal Revenue Service (the "Service") conducted an examination of the federal income tax returns filed by certain of our affiliated entities for the taxable years ended December 31, 1999, 2000 and 2001. The Service's examination included the review of certain transactions involving our acquisition of our IBM Plaza office property which was reported on the examined returns as acquired in connection with a nontaxable, like-kind exchange involving an interest in the 77 West Wacker Drive office property. On July 30, 2004, we received notice from the IRS Chicago Office of Appeals that they had completed their review of all years in question and no adjustments are proposed. This matter has now been formally closed by the IRS and no deficiency is due.

We are a defendant in various other legal actions arising in the normal course of business. We believe that the ultimate outcome of those actions will not materially affect our consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares began trading on the New York Stock Exchange ("NYSE") on November 12, 1997, under the symbol "PGE". On March 1, 2005, the reported closing sale price on the NYSE was $7.08, and there were 23,681,371 common shares outstanding held by approximately 2,950 beneficial shareholders of record. The following table sets forth the high and low closing sales prices per common share reported on the NYSE and the common share distributions we paid for the years ended December 31, 2004 and 2003:

	High	Low	Cash Distributions Paid (1)
Fiscal Year 2004			
First quarter	$ 6.90	$ 6.05	–
Second quarter	6.48	5.06	–
Third quarter	5.83	5.15	–
Fourth quarter	6.43	5.69	–
Fiscal Year 2003			
First quarter	$ 5.44	$ 4.61	–
Second quarter	6.95	5.19	–
Third quarter	7.00	6.00	–
Fourth quarter	6.55	5.97	–

(1) No distributions were declared or paid for the four quarters of 2004 or 2003.

Due to a number of factors, including our capital resources and requirements, our Board decided not to pay a distribution on the common shares and units beginning with the last quarter 2001 and continuing during 2002, 2003 and 2004. (See "Business – Business Strategies–Liquidity and Capital Requirements.") Any future distributions on our common shares will be made at the discretion of our Board. These distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of capital events, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board deems relevant. We can give no assurance that we will be able to complete capital events or, if they are completed, whether they will be on terms that are favorable to us. We also can give no assurances that if capital events are completed on terms favorable to us or otherwise, distributions on our common shares and common units will be resumed in 2005 or thereafter. Distributions on our common shares and common units are not permitted unless all current and any accumulated dividends on our Series B Shares and the related preferred units in the Operating Partnership have been paid in full or declared and set aside for payment. In December 2004, our Board declared one quarterly dividend of $0.5625 per share on our Series B Shares for shareholders of record on December 31, 2004, payable on January 31, 2005. Under our Declaration of Trust, this dividend is deemed to be a quarterly dividend which relates to the third quarter 2003 dividend period, the earliest accrued but unpaid quarterly dividend on our Series B Shares. In addition, on February 28, 2005, our Board declared a quarterly dividend of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2005. We are in arrears for five quarters of Series B Share dividends for a total of $11.3 million and we can give no assurances as to the timing and amounts of dividends on our preferred shares of beneficial interest in future periods.

Equity Compensation Plans. For a discussion of our equity compensation plans see the information contained in "Security Ownership of Certain Beneficial Owners and Management – Equity Compensation Plan Information" of this report.

Recent Sales of Unregistered Securities

The following sets forth certain information as to all securities sold by the Company during 2004 that were not registered under the Securities Act of 1933, as amended (the "Securities Act"). As to all such transactions, we issued the securities without registration in reliance on the exemption from registration under Section 4(2) of the Securities Act.

Transferee	Transaction Date	Consideration	Number of Common Shares
1. Douglas Crocker II	March 9, 2004	(1)	2,500
2. Ray H. D'Ardenne	March 9, 2004	(1)	2,500
3. Jacque Ducharme	March 9, 2004	(1)	2,500
4. Daniel A. Lupiani	March 9, 2004	(1)	2,500
5. Christopher J. Nassetta	March 9, 2004	(1)	2,500

(1) These restricted common shares were issued to non-employee directors as part of a grant by our Board. The shares vest in four equal installments with the first 25% vesting at March 9, 2004.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth our selected consolidated financial data and should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K.

	Year ended December 31				
	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share amounts)				
Statements of Operations Data (1)					
Revenue:					
Rental	$ 65,479	$ 84,870	$ 70,397	$ 71,798	$ 77,381
Tenant reimbursements	42,934	50,435	43,714	42,747	39,949
Other property revenues	3,763	4,371	4,272	4,704	5,315
Mortgage note interest	–	–	–	–	4,864
Services Company revenue	4,374	2,923	7,366	7,219	–
Total revenue	116,550	142,599	125,749	126,468	127,509
Expenses:					
Property operations	31,237	34,640	33,128	33,409	33,380
Real estate taxes	24,048	28,466	24,312	22,826	22,230
Depreciation and amortization	22,016	28,683	20,413	20,114	18,807
General and administrative	10,426	9,681	9,794	9,085	10,359
Services Company operations	3,768	2,582	4,811	6,898	–
Provision for asset impairment	–	1,948	6,203	20,337	1,000
Severance costs	322	701	2,525	–	–
Strategic alternative costs	2,374	485	1,561	3,289	717
Loss on tax indemnification	–	–	189	1,191	–
Total expenses	94,191	107,186	102,936	117,149	86,493
Operating income	22,359	35,413	22,813	9,319	41,016
(Loss) income from investments in unconsolidated joint ventures	(14,878)	(2,249)	810	1,770	(768)
Other income	1,617	1,296	1,380	2,940	8,281
Interest:					
Expense	(28,500)	(47,853)	(30,660)	(29,032)	(29,885)
Amortization of deferred financing costs	(1,667)	(6,957)	(3,691)	(2,978)	(3,786)
(Loss) income from continuing operations before minority interests	(21,069)	(20,350)	(9,348)	(17,981)	14,858
Minority interests	3,458	6,453	9,683	11,094	(1,034)
(Loss) income from continuing operations	(17,611)	(13,897)	335	(6,887)	13,824
Discontinued operations, net of minority interests of $(873), $(6,512), $21,030, $(1,733), $(1,969) in 2004, 2003, 2002, 2001 and 2000, respectively	6,721	(21,674)	(29,759)	2,536	3,179
(Loss) income before (loss) gain on sales of real estate and cumulative effect of change in accounting principles	(10,890)	(35,571)	(29,424)	(4,351)	17,003
(Loss) gain on sales of real estate, net of minority interests of $64, $84, $839, $(118) and $786 in 2004, 2003, 2002, 2001 and 2000, respectively	(493)	(646)	(1,197)	174	(1,271)
Cumulative effect of change in accounting principles, net of minority interests of $218 in 2001 and $1,140 in 2000 (2)	–	–	–	(321)	(1,843)
Net (loss) income	(11,383)	(36,217)	(30,621)	(4,498)	13,889
Net income allocated to preferred shareholders	(9,000)	(9,000)	(11,280)	(12,150)	(12,147)
Net (loss) income available to common shareholders	$ (20,383)	$ (45,217)	$ (41,901)	$ (16,648)	$ 1,742

	Year ended December 31				
	2004	2003	2002	2001	2000
Basic and diluted earnings available to common shares per weighted-average common share (3)					
(Loss) income from continuing operations...	$ (1.12)	$ (1.14)	$ (0.70)	$ (1.22)	$ 0.11
Discontinued operations, net of minority interests...	0.28	(1.08)	(1.90)	0.16	0.20
(Loss) gain on sales of real estate, net of minority interests...	(0.02)	(0.03)	(0.07)	0.01	(0.08)
Cumulative effect of change in accounting principles, net of minority interests...	–	–	–	(0.02)	(0.12)
Net (loss) income available per weighted-average common share of beneficial interest –basic and diluted...	$ (0.86)	$ (2.25)	$ (2.67)	$ (1.07)	$ 0.11

	Year ended December 31				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance Sheet Data					
Real estate assets, exclusive of property held for or under development and property held for sale and before accumulated depreciation...	$ 691,221	$ 681,933	$ 1,025,271	$ 685,601	$ 658,170
Total assets...	767,363	948,781	1,410,181	1,527,649	1,439,093
Mortgage notes and notes payable...	427,445	435,869	693,910	598,135	489,055
Mortgage notes, construction financing and bonds payable related to properties held for sale...	–	136,951	210,528	327,001	310,116
Total liabilities...	502,785	663,640	1,064,099	1,076,737	924,124
Minority interests...	19,154	21,803	100,643	128,806	153,206
Series A Preferred Shares...	–	—	—	40,000	39,850
Shareholders' equity...	245,424	263,338	245,439	282,106	321,913

	Year ended December 31				
	2004	2003	2002	2001	2000
Cash Flow and Operating Data					
Funds from operations (4)	$ 12,689	$ (1,085)	$ (29,924)	$ 15,786	$ 40,462
Cash flow provided by (used in):					
Operating activities	22,108	56,875	42,320	52,810	64,393
Investing activities	116,613	296,732	(75,951)	(144,744)	(26,248)
Financing activities	(99,598)	(336,799)	42,849	73,248	(32,787)
Ratio of earnings to combined fixed charges and preferred share dividends (5)	–	–	–	–	–
Office Properties:					
Square footage	4,632,633	5,536,065	6,281,263	7,807,576	7,955,524
Occupancy (%)	85.1	75.1	91.5	92.0	95.7
Industrial Properties:					
Square footage	120,004	3,874,712	3,874,712	3,914,712	4,187,030
Occupancy (%)	100.0	81.4	84.4	81.7	93.2
Unconsolidated Joint Venture Properties:					
Square footage	2,831,303	2,827,302	2,831,943	1,421,658	1,330,604
Occupancy (%)	79.7	74.1	39.9	81.9	90.3

(1) Information for the years ended December 31, 2003, 2002, 2001 and 2000 has been restated for the reclassification of the operations of properties, in which we sold 100% of our ownership interest during 2004, 2003 and 2002, from continuing operations to discontinued operations.

(2) In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We granted permanent property easements on portions of certain of our properties in 1999 for which we recorded all of the revenue in 1999 when the easements were granted. In addition, our Services Company previously recognized 100% of certain leasing commissions at the time of lease signing. However, half of the commission amounts were subject to the tenant occupying the space. Under SAB 101, revenue should be recognized over the anticipated period that the easement would be used and lease commissions should be recognized when all conditions related to earning the commission have been settled which usually occurs within twelve months of the lease signing. In determining the periods over which we would recognize revenue under SAB 101, we took into consideration factors such as the expected life of physical structures constructed on easement sites at our properties and other factors that provided an indication of the periods of active use of the easements by the respective grantees. These periods range from five to ten years. We adopted SAB 101 retroactive to January 1, 2000 and recorded a charge to income of $1.8 million, net of minority interests of $1.1 million, representing the cumulative effect of adopting SAB 101 as of January 1, 2000. The cumulative effect represents income recognized in 1999 and relates to the permanent property easements and to leasing activity described above. During 2004, 2003, 2002 and 2001, respectively, we recognized $0.3 million, $0.3 million, $0.3 million and $0.3 million of income (a portion of which is included in other property revenues in the consolidated statement of operations) previously recorded in 1999.

On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"). SFAS 133, as amended, established accounting and reporting standards for derivative instruments. Specifically SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (realized loss) of $0.5 million in net income, and a transition adjustment of $3.2 million as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3.8 million on the balance sheet reflected as a $0.5 million reduction in deferred costs, a $1.4 million reduction in investment in unconsolidated entities and a deferred hedge liability of $1.9 million. In August 2001, the Financial Accounting Standards Board ("FASB") issued final guidance on the accounting for options used as hedges under SFAS 133. This guidance is pursuant to Derivatives Implementation Group Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on the balance sheet. On September 1, 2001, we adopted G20 for interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, are recorded in the other accumulated comprehensive income.

(3) Net income available per weighted-average common share of beneficial interest-basic equals net income divided by 23,671,415, 20,105,183, 15,673,544, 15,630,586 and 15,408,822 common shares for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively. Net income available per weighted-average share of beneficial interest-diluted equals net income divided by 23,671,415, 20,105,183, 15,673,544, 15,630,586 and 15,539,337, common shares for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively. The change in number of weighted-average common shares is principally due to common unitholders in our Operating Partnership exchanging units for common shares.

(4) We compute Funds from Operations in accordance with standards established by the Board of Governors of National Association of Real Estate Investment Trusts ("NAREIT") in its April 2002 White Paper. Funds from Operations does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt repayment obligations, or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net (loss) income, as an indication of our performance or as an alternative to cash flows as a measure of liquidity or the ability to pay dividends or make distributions.

(5) The ratios of earnings to combined fixed charges and preferred share dividends were computed by dividing earnings by combined fixed charges and preferred share dividends. For this purpose, earnings consist of income (loss) before minority interests, plus combined fixed charges. Combined fixed charges consist of interest incurred, amortization of debt issuance costs and preferred share dividends. Our 2004, 2003, 2002, 2001 and 2000 earnings were insufficient to cover fixed charges by approximately $30.1 million, $33.1 million, $50.6 million, $54.0 million and $11.5 million, respectively.

The following is our consolidated quarterly summary of operations for 2004:

	Year ended December 31, 2004				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share amounts)				
Total revenue	$ 116,550	$ 29,058	$ 28,932	$ 29,056	$ 29,504
Total expenses	94,191	24,282	23,560	23,189	23,160
Operating income	22,359	4,776	5,372	5,867	6,344
Loss from investments in unconsolidated joint ventures	(14,878)	(3,581)	(3,449)	(4,560)	(3,288)
Other income	1,617	75	539	348	655
Interest:					
Expense	(28,500)	(6,814)	(7,271)	(7,205)	(7,210)
Amortization of deferred financing costs	(1,667)	(426)	(456)	(422)	(363)
Loss from continuing operations before minority interests	(21,069)	(5,970)	(5,265)	(5,972)	(3,862)
Minority interests	3,458	966	805	1,043	644
Loss from continuing operations	(17,611)	(5,004)	(4,460)	(4,929)	(3,218)
Discontinued operations, net of minority interests in the amount of $(894) in the fourth quarter, $(193) in the third quarter, $(19) in the second quarter and $233 in the first quarter	6,721	6,829	1,628	28	(1,764)
(Loss) gain before loss on sales of real estate	(10,890)	1,825	(2,832)	(4,901)	(4,982)
Loss on sales of real estate, net of minority interest of $53 in the fourth quarter, $2 in the third quarter, $7 in the second quarter and $2 in the first quarter	(493)	(397)	(17)	(61)	(18)
Net (loss) income	(11,383)	1,428	(2,849)	(4,962)	(5,000)
Net income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)
Net loss available to common shareholders	$ (20,383)	$ (822)	$ (5,099)	$ (7,212)	$ (7,250)
Basic and diluted earnings available to common shares per weighted average common share					
Loss from continuing operations	$ (1.12)	$ (0.30)	$ (0.28)	$ (0.30)	$ (0.23)
Discontinued operations, net of minority interests	0.28	0.29	0.06	–	(0.08)
Loss on sales of real estate, net of minority interests	(0.02)	(0.02)	–	–	–
Net loss available per weighted-average common share of beneficial interest – basic and diluted	$ (0.86)	$ (0.03)	$ (0.22)	$ (0.30)	$ (0.31)
Weighted average common shares—basic and diluted	23,672	23,672	23,672	23,672	23,671
Distributions paid per common share	–	–	–	–	–

The following is our consolidated quarterly summary of operations for 2003:

	Year ended December 31, 2003 (1)				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share amounts)				
Total revenue	$ 142,599	$ 27,570	$ 40,153	$ 38,071	$ 36,805
Total expenses	107,186	23,822	29,110	28,129	26,125
Operating income	35,413	3,748	11,043	9,942	10,680
(Loss) income from investments in unconsolidated joint ventures	(2,249)	(4,140)	131	1,457	303
Other income	1,296	456	235	266	339
Interest:					
Expense	(47,853)	(8,337)	(12,596)	(13,058)	(13,862)
Amortization of deferred financing costs	(6,957)	(3,362)	(883)	(1,184)	(1,528)
Loss from continuing operations before minority interests	(20,350)	(11,635)	(2,070)	(2,577)	(4,068)
Minority interests	6,453	1,598	502	1,704	2,649
Loss from continuing operations	(13,897)	(10,037)	(1,568)	(873)	(1,419)
Discontinued operations, net of minority interests in the amount of $4,762 in the fourth quarter, $300 in the third quarter, $(93) in the second quarter and $(11,481) in the first quarter	(21,674)	(36,648)	(2,308)	992	16,290
(Loss) income before loss on sales of real estate	(35,571)	(46,685)	(3,876)	119	14,871
Loss on sales of real estate, net of minority interest of $84 in the fourth quarter	(646)	(646)	–	–	–
Net (loss) income	(36,217)	(47,331)	(3,876)	119	14,871
Net income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)
Net (loss) income available to common shareholders	$ (45,217)	$ (49,581)	$ (6,126)	$ (2,131)	$ 12,621
Basic and diluted earnings available to common shares per weighted average common share					
Loss from continuing operations	$ (1.14)	$ (0.52)	$ (0.16)	$ (0.18)	$ (0.23)
Discontinued operations, net of minority interests	(1.08)	(1.55)	(0.10)	0.06	1.03
Loss on sales of real estate, net of minority interests	(0.03)	(0.03)	–	–	–
Net (loss) income available per weighted-average common share of beneficial interest – basic and diluted	$ (2.25)	$ (2.10)	$ (0.26)	$ (0.12)	$ 0.80
Weighted average common shares—basic and diluted	20,105	23,665	23,665	17,378	15,713
Distributions paid per common share	$ –	$ –	$ –	$ –	$ –

(1) Reclassifications of information for the year ended December 31, 2003 related to the operations of properties sold during 2004 have been made from continuing operations to discontinued operations.

The following is our consolidated quarterly summary of operations for 2002:

	Year ended December 31, 2002 (1)				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share amounts)				
Total revenue	$ 125,749	$ 31,231	$ 32,274	$ 31,133	$ 31,111
Total expenses	102,936	23,774	24,899	26,206	28,057
Operating income	22,813	7,457	7,375	4,927	3,054
Income (loss) from investments in unconsolidated joint ventures	810	112	145	252	301
Other income	1,380	338	348	158	536
Interest:					
Expense	(30,660)	(8,412)	(8,375)	(6,927)	(6,946)
Amortization of deferred financing costs	(3,691)	(1,664)	(847)	(585)	(595)
Loss from continuing operations before minority interests	(9,348)	(2,169)	(1,354)	(2,175)	(3,650)
Minority interests	9,683	1,849	1,596	2,246	3,992
Income (loss) from continuing operations	335	(320)	242	71	342
Discontinued operations, net of minority interests in the amount of $9,092 in the fourth quarter, $(951) in the third quarter, $414 in the second quarter and $12,475 in the first quarter	(29,759)	(12,681)	1,430	(374)	(18,134)
(Loss) income before loss on sales of real estate	(29,424)	(13,001)	1,672	(303)	(17,792)
Loss on sales of real estate, net of minority interest of $213 in the fourth quarter, $408 in the second quarter and $218 in the first quarter	(1,197)	(302)	–	(580)	(315)
Net (loss) income	(30,621)	(13,303)	1,672	(883)	(18,107)
Net income allocated to preferred shareholders	(11,280)	(2,250)	(2,450)	(3,381)	(3,199)
Net loss available to common shareholders	$ (41,901)	$ (15,553)	$ (778)	$ (4,264)	$ (21,306)
Basic and diluted earnings available to common shares per weighted average common share					
Loss from continuing operations	$ (0.70)	$ (0.17)	$ (0.14)	$ (0.22)	$ (0.18)
Discontinued operations, net of minority interests	(1.90)	(0.81)	0.09	(0.02)	(1.15)
Loss on sales of real estate, net of minority interests	(0.07)	(0.01)	–	(0.04)	(0.02)
Net loss available per weighted-average common share of beneficial interest – basic and diluted	$ (2.67)	$ (0.99)	$ (0.05)	$ (0.28)	$ (1.35)
Weighted average common shares—basic and diluted	15,673	15,675	15,675	15,674	15,669
Distributions paid per common share	$ –	$ –	$ –	$ –	$ –

(1) Reclassifications of information for the year ended December 31, 2002 related to the operations of properties sold during 2003 and 2004 have been made from continuing operations to discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion should be read in conjunction with our historical consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

We are a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) which owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 11 office properties, containing an aggregate of 4.6 million net rentable square feet, and one industrial property, containing 0.1 million net rentable square feet. In addition, we own 6.3 acres of developable land and have three joint venture interests in office properties containing an aggregate of 2.8 million rentable square feet.

All of our properties are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. One of our joint venture properties is located in Arizona.

Our 2004 and 2003 results reflect the general weakness in the economy over the past couple of years, which has resulted in less demand for office and industrial property. Since national and regional office and industrial vacancy rates are higher than they would be in a stronger economic environment, we have been challenged to retain existing tenants and locate new tenants for our vacant and non-renewing space at acceptable economic rental rates. In addition, the supply of downtown Chicago office space continues to grow, principally as a result of the construction of new office buildings. As these buildings come on line in the next few years, the additional supply may continue to add to the challenge.

Our management is addressing this challenge by increasing our marketing efforts both through working with the office brokerage community and in direct marketing campaigns to prospective users of office space in our market, as well as investing in targeted capital expenditures to improve our properties in order to enhance our position in our market. In addition, management has been working to improve our balance sheet in order to increase our liquidity position to enable us to take advantage of leasing opportunities as they arise and, at the same time, lower our overall cost of debt.

Our income and cash flow is derived primarily from rental revenue (including tenant reimbursements) from our properties. We expect that any revenue growth over the next several years will come from revenue generated through increased occupancy rates in our portfolio. The following summarizes our portfolio occupancy at the end of 2003 and at the end of each quarter of 2004, excluding properties sold in subsequent periods:

	Portfolio Occupancy				
	December 31, 2004	**September 30, 2004**	**June 30, 2004**	**March 31, 2004**	**December 31, 2003**
Portfolio Total	85.5%	86.4%	87.8%	84.9%	84.9%
Unconsolidated Joint Venture Properties	79.7%	79.2%	79.0%	77.1%	74.1%

2004 Business Summary

For 2004, our focus was on:

- improving our liquidity position;
- retiring or refinancing debt which had maturity dates in 2004;
- reducing our overall debt levels;
- stabilizing portfolio cash flow;
- reducing operating costs;
- aggressively pursuing leasing transactions; and
- continuing to explore strategic alternatives.

Below is a summary of several of the activities we undertook in 2004 in keeping with these objectives.

- We reduced our outstanding indebtedness from $572.8 million at the end of 2003 to $427.4 million as of December 31, 2004, including the retirement of $22.8 million of maturing mezzanine debt.
- We sold our 33 West Monroe Street property to repay its mortgage debt of $59.3 million, eliminate the outflows of cash needed for its continuing operations and generate $8.8 million in net sales proceeds.
- We sold 29 of our industrial properties, one of our office properties and three land parcels allowing us to eliminate $65.1 million of mortgage and bond debt secured by the properties and generate $54.3 million of net proceeds (including escrow releases), which we used to repay $22.8 million of maturing mezzanine debt and provide additional working capital.
- Through December 31, 2004, we commenced 48 new and expansion office leases totaling 457,928 square feet and renewed or extended 63 office leases totaling 290,885 square feet.
- We continued to evaluate strategic alternatives in consideration of opportunities to enhance shareholder value.

Key Performance Indicators

We evaluate the performance of our operations based on the occupancy percentages and operating profit of each of our properties, including their rental revenue, tenant reimbursement revenue, property operations expense and administrative expenses, as well as tenant retention and the results of tenant satisfaction surveys. We also use other metrics such as gross rent, occupancy, percent of property operating expenses recovered, and net effective rent in analyzing individual tenant lease agreements.

In addition to net income under generally accepted accounting principles, we use funds from operations, which is a measurement tool common among real estate investment trusts for measuring profitability.

Results of Operations

Comparison of the Year ended December 31, 2004 to the Year Ended December 31, 2003

The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

(Dollars in thousands)	2004	2003	Increase/ (Decrease)	% Change
Property revenues	$ 112,176	$ 139,676	$ (27,500)	(19.7)%
Services Company revenues	4,374	2,923	1,451	49.6
Total revenues	116,550	142,599	(26,049)	(18.3)
Property operating expenses	55,285	63,106	(7,821)	(12.4)
Depreciation and amortization	22,016	28,683	(6,667)	(23.2)
General and administrative	10,426	9,681	745	7.7
Services Company operations	3,768	2,582	1,186	46.0
Provision for asset impairment	–	1,948	(1,948)	(100.0)
Severance costs	322	701	(379)	(54.1)
Strategic alternative costs	2,374	485	1,889	389.5
Total expenses	94,191	107,186	(12,995)	(12.1)
Operating income	22,359	35,413	(13,054)	(36.9)
Loss from investments in unconsolidated joint ventures	(14,878)	(2,249)	(12,629)	(561.5)
Other income	1,617	1,296	321	24.8
Interest:				
Expense	(28,500)	(47,853)	19,353	40.4
Amortization of deferred financing costs	(1,667)	(6,957)	5,290	76.0
Loss from continuing operations before minority interests	(21,069)	(20,350)	(719)	(3.5)
Minority interests	3,458	6,453	(2,995)	(46.4)
Loss from continuing operations	(17,611)	(13,897)	(3,714)	(26.7)
Discontinued operations, net of minority interests	6,721	(21,674)	28,395	131.0
Loss before loss on sales of real estate	(10,890)	(35,571)	24,681	69.4
Loss on sales of real estate, net of minority interest	(493)	(646)	153	23.7
Net loss	$ (11,383)	$ (36,217)	$ 24,834	68.6%

Property Revenues. The decrease of $27.5 million in 2004 property revenues consists principally of revenues generated from Bank One Center in 2003 ($27.3 million), which is no longer consolidated into our operations, as well as from the expiration, downsizing and termination of leases at various properties ($3.9 million) and the 2003 termination of Arthur Andersen LLP's lease at our IBM Plaza property ($1.0 million). These were offset by the commencement and expansion of leases at various properties ($3.5 million) and additional tenant reimbursements due to greater property operating expenses in 2004 excluding our Bank One Center property ($0.5 million).

Services Company Revenues. The increase of $1.5 million in our Services Company revenues during 2004 was primarily due to increased leasing commission income of $0.8 million from the joint ventures and increased management fee income of $0.8 million related to our management of Bank One Center for a full year and the management of 77 West Wacker Drive which was previously managed by our Operating Partnership and previously included in other income.

Property Operating Expenses. The decrease of $7.8 million in property operating expenses consists principally of operating expenses incurred by Bank One Center in 2003 ($8.5 million), which are no longer consolidated, offset by increases in real estate taxes ($0.5 million) and bad debt expense ($0.5 million).

Depreciation and Amortization. The decrease of $6.7 million in depreciation and amortization in the total portfolio was attributable primarily to $5.9 million of depreciation and amortization related to Bank One Center in 2003. In addition, in 2003 we recorded a write-off of $0.4 million of unamortized tenant improvement and leasing commissions associated with the Arthur Andersen LLP lease termination at our IBM Plaza property.

General and Administrative. The increase of $0.7 million in general and administrative expenses was primarily due to an increase in consulting and professional fees in 2004, principally related to Sarbanes-Oxley compliance, costs to settle a legal claim and the costs associated with the registration of certain common shares.

Services Company Expenses. The increase of $1.2 million in our Services Company's operating expenses was primarily due to an increase in the provision for income taxes of $0.7 million due to increased income and an increase in leasing commissions expense of $0.4 million.

Provision for Asset Impairment. The decrease of $1.9 million in provision for asset impairment is due to no impairments recorded in 2004. During 2003 we recorded an asset impairment of $1.0 million related to costs associated with a development project, which we determined no longer had value. Also, during the third quarter of 2003, we entered into an agreement to admit a new 70% joint venture partner to our subsidiary that owned the Bank One Center office building, which subsequently closed in October 2003. As a result, we recorded an asset impairment of $0.9 million representing the difference between our equity in the property and the equity value determined by the acquisition price paid by our joint venture partner for the 70% interest, net of transaction costs.

Severance Costs. The decrease of $0.4 million in severance costs is due to lower severance expenditures in 2004. For the year ended December 31, 2004, we recorded $0.3 million of severance costs primarily resulting from the retirement of Mr. Stephen J. Nardi as our Chairman of our Board. Our severance costs for 2003 were $0.7 million resulting from the termination of Mr. Louis G. Conforti, our former Chief Financial Officer.

Strategic Alternative Costs. The increase in strategic alternative costs of $1.9 million is due to an increase in legal, consulting and professional fees of $1.0 million as compared to 2003, and an accounts receivable reserve in 2004 for $0.9 million. The receivable reserve relates to a prior master lease obligation due from Mr. Nardi, which is payable solely from future common dividends/distributions. Due to the uncertainty of future dividend/distribution payments as a result of our pursuit of strategic alternatives, a reserve has been established for this amount.

Investment in Unconsolidated Joint Ventures. The increase in loss from investments in unconsolidated joint ventures of $12.6 million was primarily due to an $11.1 million increase in loss as compared to 2003 associated with our equity investment in the Bank One Center joint venture as the venture commenced operations in October of 2003, a partial year. As distributions to our partner in the joint venture exceeded the joint venture's net income, income equal to the distribution was allocated to our partner and we recorded a loss in the amount of the difference between this allocation and the actual net income of the joint venture. In addition, our equity investment in the 77 West Wacker joint venture experienced a $0.9 million loss in 2004 compared to a $0.3 million gain in 2003 which was principally due to a lease termination fee at the joint venture property in 2003 in addition to the effects of an interest rate collar in 2004. The interest rate collar expired on September 30, 2004.

Other Income. The increase in other income relates primarily to forfeiture to us of $0.5 million of earnest money related to a proposed merger transaction and higher interest income, partially offset by management fee income from the 77 West Wacker Drive joint venture which is now included in our Services Company revenues.

Interest Expense. The decrease in interest expense of $19.4 million was primarily due to a $11.9 million decrease in interest as a result of a reduction in debt due to the sale of 70% of our ownership in Bank One Center, a $5.7 million decrease due to the retirement of our Security Capital Preferred Growth Incorporated ("SCPG") debt, a $0.6 million decrease due to the refinancing of our IBM Plaza property, a $0.8 million decrease due to the retirement of mezzanine loans associated with our 180 North LaSalle Street, 800-810 Jorie Boulevard and 208 South LaSalle Street properties and a decrease of $0.3 million due to the amortization of principal on various other loans.

Amortization of Deferred Financing Costs. The decrease in amortization of deferred financing costs of $5.3 million was primarily attributable to the write-off and amortization of financing costs for indebtedness retired or refinanced in 2003 and 2004.

Discontinued Operations. Discontinued operations reflect net income (loss) (including provision for asset impairment and lease termination revenue) and gain (loss) on sales of real estate for properties which have been sold. Discontinued operations include the results of operations of our industrial portfolio sold in October and November 2004, as well as our 33 West Monroe Street property, which was sold in April 2004, and our National City Center property, which was sold in 2003. The increase of $28.4 million was primarily due to a $43.4 million provision for asset impairment related to our 33 West Monroe Street property in 2003, a $9.5 million gain on sales of real estate from our industrial portfolio in 2004, a $4.4 million decrease in loss from operations on our former 33 West Monroe Street property as compared to 2003 (excluding lease termination fee revenue) and a $0.9 million increase in the income from operations of our industrial portfolio sold in 2004. These increases were offset by $30.3 million of lease termination fees associated with the Arthur Andersen LLP lease at our 33 West Monroe Street property in 2003, a $2.7 million decrease in income from operations relating to our National City Center property in 2003 and a $2.3 million gain on sales of real estate relating to our former National City Center property in 2003. In addition, the $28.4 million increase in discontinued operations was net of minority interests, which also contributed $5.6 million to the increase.

Loss on Sales of Real Estate. Loss on sales of real estate is primarily due to changes in estimates of assumed lease liabilities which we retained in connection with the sale of 70% of our ownership in Bank One Center.

Comparison of the Year ended December 31, 2003 to the Year Ended December 31, 2002

The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

(Dollars in thousands)	2003	2002	Increase/ (Decrease)	% Change
Property revenues	$ 139,676	$ 118,383	$ 21,293	18.0%
Services Company revenues	2,923	7,366	(4,443)	(60.3)
Total revenues	142,599	125,749	16,850	13.4
Property operating expenses	63,106	57,440	5,666	9.9
Depreciation and amortization	28,683	20,413	8,270	40.5
General and administrative	9,681	9,794	(113)	(1.2)
Services Company operations	2,582	4,811	(2,229)	(46.3)
Provision for asset impairment	1,948	6,203	(4,255)	(68.6)
Severance costs	701	2,525	(1,824)	(72.2)
Strategic alternative costs	485	1,561	(1,076)	(68.9)
Loss on tax indemnification	–	189	(189)	(100.0)
Total expenses	107,186	102,936	4,250	4.1
Operating income	35,413	22,813	12,600	55.2
(Loss) income from investments in unconsolidated joint ventures	(2,249)	810	(3,059)	(377.6)
Other income	1,296	1,380	(84)	(6.1)
Interest:				
Expense	(47,853)	(30,660)	(17,193)	(56.1)
Amortization of deferred financing costs	(6,957)	(3,691)	(3,266)	(88.5)
Loss from continuing operations before minority interests	(20,350)	(9,348)	(11,002)	(117.7)
Minority interests	6,453	9,683	(3,230)	(33.4)
(Loss) income from continuing operations	(13,897)	335	(14,232)	(4,248.4)
Discontinued operations, net of minority interests	(21,674)	(29,759)	8,085	27.2
Loss before loss on sales of real estate	(35,571)	(29,424)	(6,147)	(20.9)
Loss on sales of real estate, net of minority interest	(646)	(1,197)	551	46.0
Net loss	$ (36,217)	$ (30,621)	$ (5,596)	(18.3)%

Property Revenues. The increase of $21.3 million in 2003 property revenues included $27.3 million of revenues generated from Bank One Center, partially offset by a decrease of $3.9 million due to the expiration of leases at various properties and a decrease of $1.1 million due to a decrease in tenant reimbursement revenue as a result of a decrease in expenses at two of our buildings. The Bank One Center property was placed in service in November 2002 with tenant lease commencements in January, February and April 2003. We have recorded revenue from January 1, 2003 through October 8, 2003 (admittance of our joint venture partner) for this property. Subsequent to October 8, 2003, we recorded this investment under the equity method of accounting.

Services Company Revenues. The decrease of $4.4 million in the revenues of our Services Company during 2003 was primarily due to our recognition of development fee income of $4.2 million in 2002 related to the development of a build-to-suit industrial building.

Property Operating Expenses. The increase of $5.7 million in property operating expenses in 2003 was primarily due to the inclusion of Bank One Center's operating expenses, totaling $8.5 million, as a result of the property being placed in service as of November 1, 2002, net of amounts capitalized relating to vacant space, and a $0.9 million increase in our estimate of 2003 real estate taxes primarily due to an increase in the assessed valuation of one of our properties. These were offset by a $1.3 million decrease in costs due to staffing reductions, an $0.8 million decrease due to less repairs and maintenance at our properties in 2003, a $0.7 million decrease in bad debt expense from 2002 and a $0.7 million decrease in the 2002 real estate taxes primarily due to a decrease in the assessed valuation of our properties. In addition, an $0.8 million increase in real estate taxes, included in our results for the quarter ended March 31, 2002, which resulted from a change in the assessed valuation of one of our properties, partially offset by the increase in property operating expenses.

Depreciation and Amortization. The increase of $8.3 million in depreciation and amortization in 2003 was primarily attributable to $5.9 million of depreciation and amortization related to the portion of our Bank One Center property in which tenant leases commenced in 2003 and, therefore, the related tenant improvement and leasing cost amortization began. In addition, we recorded write-offs of $0.9 million at our IBM Plaza and Continental Towers properties in 2003 associated with various lease terminations.

General and Administrative. General and administrative expenses decreased $0.1 million primarily due to decreases in salaries and benefits and professional fees which were partially offset by an increase in corporate insurance costs, principally directors' and officers' liability insurance.

Services Company Operations. The decrease of $2.2 million in the operating expenses of our Services Company was primarily due to a decrease in the income tax provision by $1.3 million due to the decrease in revenue from 2002. The remaining difference was primarily due to the elimination of the expenses of operating non-core business activities of third party brokerage and tenant construction services which were discontinued in March 2002.

Provision for Asset Impairment. Provision for asset impairment represents impairment losses associated with certain operating and development properties in reducing their net book value to their current estimated value. In 2003, we recorded an asset impairment of $1.0 million related to costs associated with a development project, which we determined no longer had value as the development was put on hold and a $0.9 million asset impairment related to the sale of a 70% interest to a new partner in the entity that owns the Bank One Center office building. In 2002, we recorded a $5.7 million asset impairment related to various development projects we abandoned as it was determined that they no longer had value. In addition, we also transferred our interest in a joint venture to our joint venture partner and recorded an asset impairment of $0.5 million related to our investment in that unconsolidated entity.

Severance Costs. For 2003, we recorded severance costs of $0.7 million resulting from the termination of Mr. Louis G. Conforti as our Chief Financial Officer and, for 2002, we recorded severance costs of $2.5 million resulting from the resignations of Mr. Michael W. Reschke and Mr. Richard S. Curto as well as a reduction of corporate management and support staff.

Strategic Alternative Costs. These costs consist primarily of professional and investment banking fees. For the year ended December 31, 2003 compared to 2002, we incurred lower expenses in connection with our continuing review of strategic alternatives.

Investment in Unconsolidated Joint Ventures. The loss from investment in unconsolidated joint ventures during 2003 of $2.2 million was primarily due to a $2.6 million loss associated with our equity investment in the Bank One Center joint venture for the period from October 8, 2003 through the end of the year. As distributions to our partner in this joint venture exceeded the joint venture's net income, income equal to the distribution was allocated to our partner and we recorded a loss in the amount of the difference between this allocation and the actual net income of the joint venture. Partially offsetting this loss was income of $0.3 million from our equity investment in the 77 West Wacker joint venture.

Interest Expense. The increase in interest expense of $17.2 million is primarily due to an increase of $9.2 million related to interest expense previously capitalized for projects under development, an increase of $11.9 million due to Bank One Center being completed and placed in service and an increase of $1.6 million related to increased average debt outstanding, partially offset by a decrease of $5.0 million resulting from the refinancing of our IBM Plaza property and a decrease of $1.3 million due to lower rates on our variable rate debt.

Amortization of Deferred Financing Costs. The increase in amortization of deferred financing costs of $3.3 million is primarily due to an increase of $1.1 million related to the write-off of financing fees associated with the refinancings in March and October 2003 related to financings secured by the Bank One Center office property, and a $2.4 million reduction in the amount of amortized financing fees capitalized for projects under development.

Discontinued Operations. In connection with the requirements of SFAS 144 "Accounting for the Impairment of Long-Lived Assets" (SFAS 144), we have updated our historical financial statements for the years ended December 31, 2003 and 2002 to present operating results of properties sold or classified as held for disposition through December 31, 2004, as discontinued operations. Discontinued operations for 2003 and 2002 include the results for our industrial portfolio, which was sold in October and November 2004, our 33 West Monroe Street property, which was sold in April 2004, and National City Center, which was sold in June 2003. Included in the 2003 and 2002 discontinued operations is $0.6 million of income and $0.1 million loss, respectively, related to our industrial portfolio, $25.1 million loss, net of a provision for asset impairment, and $1.5 million of income, respectively, related to our 33 West Monroe Street property, and $2.6 million of income and $31.1 million loss, net of provision for asset impairment, respectively, related to our National City Center property.

Liquidity and Capital Resources

Recent Developments. In December 2002, our Board approved the engagement of two investment banks as our financial advisors to assist in the evaluation of strategic alternatives, including, but not limited to, a sale, merger or other business combination involving the Company, or a sale of some or all of our assets. On February 16, 2005, we entered into an amendment to our engagement letter with one of these advisors, Wachovia, extending their engagement through December 20, 2005. The engagement of our other financial advisor expired in December 2003.

Our continuing goal is to achieve a desirable result for our shareholders which may include a strategic transaction(s) and/or the continued implementation of our primary business strategy (See "Business – Business Strategy"). There can be no assurances that any transaction or transactions will occur. We anticipate utilizing net proceeds from any transaction other than a sale of the Company (whether by merger or otherwise) to repay debt, provide working capital to fund capital expenditures, including tenant improvements and leasing commissions, and/or distribute them to our shareholders and the common unit holders of our Operating Partnership. We may also utilize a portion of any proceeds for general and corporate operating needs and to consummate tax-deferred exchanges to minimize any tax exposure under existing tax indemnification agreements.

On April 16, 2004, we sold our 33 West Monroe Street property for a gross sales price of $69.6 million (i) less a credit for $19.4 million, representing the sum of a portion of the amount in our leasing reserve escrow account related to the property and a credit for certain prepaid rent, and (ii) plus or minus other customary prorations. Concurrent with the sale of the property, we used a portion of the proceeds of the sale and approximately $20.0 million of a leasing escrow held by the existing lender to repay the existing first mortgage debt having an outstanding principal balance of $59.3 million, plus accrued interest of $0.2 million. After closing prorations and costs and the repayment in full of the first mortgage loan encumbering the property, we received approximately $8.8 million in net proceeds from the sale.

In October and November 2004, we sold 29 of our industrial properties, consisting of 3.8 million square feet, located in Illinois and Indiana, one of our office properties, consisting of 50,400 square feet, located in Illinois; and three land parcels consisting of 128 acres located in Illinois, plus an additional 74.3 acres of land included as part of our heavy-crane portfolio. Net proceeds after repayment of mortgage and bond debt collateralized by the properties, closing costs and a tax indemnity payment obligation was $54.3 million. Included in net proceeds is approximately $9.7 million of restricted cash escrows which were released or credited by the purchaser at closing, offset by $4.4 million of environmental escrows and a rent subsidy escrow for $0.6 million that were funded at closing. In addition, we agreed to fund approximately $0.9 million should two tenants fail to pay the future rent due under their lease for specific periods of time. Subsequent to the sale, we repaid $22.8 million of maturing mezzanine loan financing and anticipate utilizing the remaining proceeds to fund capital improvements and leasing costs and provide additional working capital and liquidity.

Liquidity. We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements and leasing costs, pay distributions and service our debt and other short-term and long-term liabilities. Cash on hand and net cash provided from operations represent our primary sources of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable, and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.

In order to qualify as a REIT for federal income tax purposes, we must distribute 90% of our taxable income (excluding capital gains) annually. Due to a number of factors, including our capital requirements in our operating environment, our Board decided in January and April, 2002 to suspend the declaration and payment of distributions on our common shares and Series B Shares, respectively. We subsequently resumed the payment of dividends on our Series B Shares with dividends of $0.5625 per share in April, July and October 2004 and January 31, 2005. On February 28, 2005 our Board declared a quarterly dividend of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2005. Under our declaration of trust, this dividend is deemed to be a quarterly dividend related to the fourth quarter of 2003 dividend period, the earliest accrued but unpaid quarterly dividend on our Series B Shares. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the declaration of the fourth quarter 2003 preferred dividend at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. Our management and Board review our cash position and requirements for cash reserves each quarter prior to making any decision with respect to paying dividends or distributions. Distributions on our common shares may not be made until all accrued dividends on our Series B Shares are declared and paid or set apart for payment. We are in arrears for five quarters of Series B Share dividends for a total of $11.3 million. Future dividends will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of any capital transactions, including refinancing and asset sales, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, and such other factors as our Board deems relevant.

We can give no assurances that if any further capital transactions are completed on terms favorable to us or otherwise pursuant to our pursuit of strategic alternatives, distributions on our common shares and common units will be resumed either during 2005 or thereafter, or that we will be able to pay future dividends on our Series B Shares. We currently do not anticipate declaring or paying distributions on our common shares/units in 2005.

Our anticipated cash flows from operations combined with cash on hand are expected to be sufficient to fund our anticipated short-term capital needs. In 2005, we anticipate the need to fund significant capital expenditures to retenant space that has been previously vacated or is anticipated to be vacated during the year or renew existing tenants' leases. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations and existing escrows with lenders. In addition, we may enter into capital transactions, which could include asset sales, debt or equity financings and modifications or extensions of existing loans. There can be no assurance that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our long-term capital needs.

The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels, limits as to recourse indebtedness and other financial covenants. In some past quarters, we have failed to meet certain of these covenants and after negotiations with our lenders (and in certain instances, after agreeing to post additional cash collateral, provide other security and/or otherwise modify the terms of the relevant loans) we have obtained the necessary loan modifications and/or waivers. As a result of the repayment of indebtedness and debt assumptions from the sale of our industrial portfolio in October 2004, certain covenants that we had previously failed are no longer in effect. As of December 31, 2004, we are in compliance with the requirements of all remaining financial covenants.

As a requirement of our lenders, we maintain escrow accounts and restricted cash balances for particular uses. At December 31, 2004, these accounts totaled $42.8 million. Of this, $15.6 million is for capital and tenant improvements, $10.8 million represents lease obligations, $7.9 million is for real estate taxes and insurance, $3.3 million is for depository accounts, $2.8 million is related to environmental remediation, and the remaining $2.4 is reserved for various miscellaneous purposes.

Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing at interest rates that are below the rates of return on our properties. In addition, any equity capital we might raise may be dilutive to our common shareholders. The following tables disclose our contractual obligations and commercial commitments as of December 31, 2004:

		Payments Due by Period (dollars in thousands)			
Contractual Obligations (A)	**Total**	**2005**	**2006/ 2007**	**2008/ 2009**	**2010 and Thereafter**
Mortgage notes payable (B)	$ 427,445	$ 3,997	$ 203,894	$ 26,554	$ 193,000
Operating lease obligations	2,267	578	291	247	1,151
Tenant improvement allowances (C)	4,884	4,884	–	–	–
Tax indemnifications (D)	3,500	3,500	–	–	–
Liabilities for leases assumed and lease reimbursement obligations (E)	74,376	12,290	19,521	17,874	24,691
Total contractual cash obligations	$ 512,472	$ 25,249	$ 223,706	$ 44,675	$ 218,842

(A) We anticipate funding these obligations from operations, cash on hand, escrowed funds and the proceeds of equity, debt or asset sale(s) transaction(s) as discussed above.

(B) See Note 4 – Mortgage Notes and Bonds Payable to our Consolidated Financial Statements for further detail on interest rates and other terms.

(C) We have escrows of $3.4 million that may be utilized to fund these obligations.

(D) As a result of the sale of certain of our properties in 2004, we recorded a liability of $3.5 million payable to the NAC Contributors.

(E) These obligations would be offset by any receipts from subleasing of the related space. We currently have executed subleases that we estimate will provide subleasing receipts of $59.9 million consisting of base rent and the pro-rata share of operating expenses and real estate taxes. In addition, we have escrowed reserves totaling $10.4 million to fund a portion of this contractual amount.

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period (dollars in thousands) 2005	2006-2007	2008-2009	2010 and Thereafter
Guarantees (A)	$ 4,856	$ 600	$ 1,200	$ 1,200	$ 1,856
Unconsolidated joint ventures (B)	164,421	737	3,431	5,729	154,524
Tax indemnifications (C)	59,138	(C)	(C)	(C)	(C)
Series B preferred shares (D)	(D)	22,500	18,000	18,000	(D)
Total commercial commitments	$ 228,415	$ 23,837	$ 22,631	$ 24,929	$ 156,380

(A) This represents a guarantee for $4.9 million to ensure certain tenant improvement and lease commission payments are made with respect to the joint venture that owns the office building located at 77 West Wacker Drive.

(B) We have a 50% common interest in an unconsolidated real estate joint venture that owns an office building located at 77 West Wacker Drive. The amount shown includes 50% of the balance of the $166.0 million mortgage note payable secured by the property.

We also have a 30.0% subordinated common interest in an unconsolidated real estate joint venture, that owns the Bank One Center office property. While we are not a guarantor or responsible party, the joint venture has a $270.0 million mortgage loan secured by the property. The amount shown includes 30% of the balance of the mortgage loan.

In addition, we have a 23.1% interest in an unconsolidated real estate venture, which owns an office property in Phoenix, Arizona. While we are not a guarantor or responsible party, the venture has a $22.0 million loan secured by the property. We have not included any amounts related to this loan in this table.

(C) We estimate our maximum possible exposure on tax indemnifications to be $59.1 million if all remaining indemnity properties had been sold as of December 31, 2004. For $6.0 million of this exposure, the percentage of the tax liabilities, which our operating partnership is required to indemnify, is 40% for the taxable year ending on December 31, 2004, and declines by 10% each year thereafter until December 31, 2007. See "Tax Indemnity Agreements" and "Certain Relationships and Related Transactions – Tax Indemnification Agreements" for further discussion of these indemnities.

(D) Dividends are cumulative and payable at a 9.0% annual rate each quarter that our Series B Shares remain outstanding. No dividend has been paid for the four quarters of 2004 or for the third and fourth quarters of 2003 on the Series B Shares. The total arrearage in payment of dividends is $11.3 million. The amount shown for 2005 includes this arrearage plus the dividend payable and the dividend for the four quarters of 2005.

Tenant Concentration. The following represents our five largest tenants in 2004 based on gross revenue recognized during 2004 (in thousands of dollars):

Tenant	Gross Tenant Revenue	% Of Our Total Revenue	Lease Expiration
Jenner & Block	$ 13,672	11.7%	April 2010
IBM Corporation (1)	8,012	6.9	August 2006
ST Holdings, Inc. (1)	6,246	5.4	May 2007
Accenture	5,735	4.9	July 2015
ABN AMRO (1)	5,670	4.9	(2)
	$ 39,335	33.8%	

(1) We have received indications that IBM Corporation, ABN AMRO and ST Holdings, Inc. will not be renewing their leases at expiration.

(2) Includes a 208,210 square foot lease which expires in December 2005 and a 46,738 square foot lease expiring in November 2008.

If one or more of the tenants listed above were to experience financial difficulties and cease paying rent or fail to renew their lease at the expiration of its term, our cash flow and earnings would likely be negatively impacted in the near term. The extent and length of this would be impacted by several factors, including:

- the nature of the financial difficulties;
- our ability to obtain control of the space for re-leasing;
- market conditions;
- the length of time it would require for us to re-lease the tenant's space; and
- whether the tenant's rent was above or below market.

Property Sales. On April 16, 2004, we sold our 33 West Monroe Street property for a gross sales price of $69.6 million (i) less a credit for $19.4 million, representing the sum of a portion of the amount in our leasing reserve escrow account related to the property and a credit for certain prepaid rent, and (ii) plus or minus other customary prorations. Concurrent with the sale of the property, we used a portion of the proceeds of the sale and approximately $20.0 million of a leasing escrow held by the existing lender to repay the existing first mortgage debt having an outstanding principal balance of $59.3 million, plus accrued interest of $0.2 million. After closing prorations and costs and the repayment in full of the first mortgage loan encumbering the property, we received approximately $8.8 million from the sale.

In October and November 2004, we sold 29 of our industrial properties, consisting of 3.8 million square feet, located in Illinois and Indiana, one of our office properties, consisting of 50,400 square feet, located in Illinois, and three land parcels consisting of 128 acres located in Illinois, plus an additional 74.3 acres of land included as part of our heavy-crane portfolio. Net proceeds after repayment or buyer assumption of mortgage and bond debt collateralized by the properties, closing costs and the tax indemnity payment was $54.3 million. Included in net proceeds is approximately $9.7 million of restricted cash escrows which were released or credited by the purchaser at closing, offset by $4.4 million of environmental escrows and a rent subsidy escrow for $0.6 million that were funded at closing. In addition, we agreed to fund approximately $0.9 million should two tenants fail to pay the future rent due under their lease for specific periods of time. Subsequent to the sale, we repaid $22.8 million of high interest mezzanine loan financing and anticipate utilizing the remaining proceeds to fund capital improvements and leasing costs and provide additional working capital and liquidity for the Company.

On December 21, 2004, we sold 6.13 acres of vacant land located in Carol Stream, Illinois for a sales price of $1.2 million. This property was unencumbered.

Preferred Shares. Our Series B Shares rank senior to our common shares as to the payment of dividends. Our Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.

Our Board suspended the payment of distributions and dividends for certain prior periods in anticipation of our need for liquidity for dealing with our maturing indebtedness and our capital needs for property level expenditures in retenanting our vacant office and industrial space. Quarterly dividend payments on our Series B Shares resumed in April, July and October 2004 and January 31, 2005. On February 28, 2005 our Board declared a quarterly dividend of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2005. Under our declaration of trust, this dividend is deemed to be a quarterly dividend which relates to the fourth quarter 2003 dividend period, the earliest accrued but unpaid quarterly dividends on our Series B Shares. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the declaration of the fourth quarter 2003 preferred dividend at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. We are in arrears for five quarters on the Series B Shares. The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on the Series B Shares are outstanding. The term of any trustees elected by the Series B Shareholders will expire whenever the total dividend arrearage on the Series B Shares has been paid and current dividends have been declared and set apart for payment.

Tax Indemnity Agreements. In connection with the contribution of certain properties during our initial public offering, we entered into tax indemnification agreements with certain principals affiliated with Mr. Edward S. Hadesman, a former executive officer, and certain principals affiliated with Mr. Nardi, the former Chairman of our Board and current Board member.

In addition, on December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois. As part of this transaction, we agreed to indemnify the two limited partners of the limited partnership which owns the property for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note.

As discussed above, sales of properties which result in taxable income to parties covered by tax indemnification agreements would create an indemnity obligation on our part to the indemnified party. In order to mitigate this obligation, we may enter into tax deferred exchange transactions, which would defer the tax sale and related indemnity obligation. Proceeds available to us from sales of properties covered by tax indemnification agreements would be reduced by the amount necessary to fund any indemnity payment or to purchase properties to satisfy tax deferred exchange transactions. The terms of these agreements are discussed in Note 14 – Commitments and Contingencies to our Consolidated Financial Statements.

Indebtedness. Our aggregate indebtedness was $427.4 million at December 31, 2004. This indebtedness had a weighted average maturity of 4.23 years and bore interest at a weighted average interest rate of 6.21% per annum. At December 31, 2004, $232.4 million, or 54.4% of such indebtedness, bore interest at fixed rates, and $195.0 million, or 45.6% of such indebtedness, bore interest at variable rates. The $195.0 million of variable rate debt is subject to an interest rate cap agreement.

In October and November 2004 we closed on the sale of our industrial portfolio, which resulted in the repayment of $11.8 million of debt and the assumption by the purchaser of $53.3 million of property level debt. In addition, we utilized a portion of the proceeds from the sale to repay $10.9 million of mezzanine financing secured by our 180 North LaSalle Street property and $11.9 million of mezzanine financing secured by our 208 South LaSalle Street and 800-810 Jorie Boulevard Plaza properties.

Prior to the closing of the sale of our 33 West Monroe Street property, we provided substitute collateral to the lender which held the existing $11.5 million mezzanine loan relating to the property. The substitute collateral consisted of a pledge of ownership interests in the entity owning our 180 North LaSalle Street property. In connection with the pledge, we funded an escrow of $750,000 to the first mortgage lender at 180 North LaSalle Street as additional collateral to secure any costs it may incur in the future relating to the mezzanine loan. In conjunction with the repayment of the mezzanine loan, the escrow has been returned to us.

Interest Rate Protection Agreement. We have entered into the following interest rate cap agreement:

Loan Associated with	Notional Amount as of December 31, 2004	Capped LIBOR Rate	Effective Date	Expiration Date
IBM Plaza First Mortgage/Mezzanine Loans	$ 195,000,000	6.60%	2/21/03	3/15/06

No amounts were received under the terms of the interest rate protection agreement in 2004.

Debt Repayments. Scheduled 2004 principal payments were made totaling $5.2 million, the buyer of our industrial portfolio assumed loans and bonds totaling $53.3 million and additional loans were repaid totaling $86.9 million resulting in total debt reduction for the year ended December 31, 2004 of $145.4 million including $60.0 million that was refinanced with the proceeds of a new $67.0 million loan. See Note 4 – Mortgage Notes and Bonds Payable to our Consolidated Financial Statements for further explanation.

Capital Improvements. In order to secure new and renewal leases, our properties require an infusion of capital for tenant improvements and leasing commissions. For the years ended December 31, 2004, 2003 and 2002, our tenant improvements and leasing commissions averaged $37.98, $37.75 and $26.94, respectively, per square foot of newly-leased office space totaling 457,928, 427,756 and 70,969 square feet, respectively, $12.61, $16.85 and $13.18, respectively, per square foot of office leases renewed by existing tenants totaling 290,885, 303,965 and 277,248 square feet, respectively, and $0.23, $1.78 and $0.00, respectively, per square foot of newly-leased industrial space totaling 81,859, 215,267 and 154,275 square feet, respectively. Our total cost of general capital improvements to our properties historically averages $2.5 million annually based upon an estimate of $0.58 per square foot. For 2004, we incurred $3.2 million of capital improvement expenditures, excluding discontinued operations, and we expect to incur approximately $4.4 million for 2005.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. As of December 31, 2004, we are not involved in any unconsolidated SPE transactions.

Historical Cash Flows

	Year ended December 31			
	2004	2003	Increase/ (Decrease)	% Change
	(dollars in thousands)			
Operating Activities				
Net loss	$ (11,383)	$ (36,217)	$ 24,834	68.6%
Amortization of discount on notes payable	–	343	(343)	(100.0)
Amortization of costs for leases assumed	288	2,968	(2,680)	(90.3)
Net equity in loss of unconsolidated investments	14,878	2,249	12,629	561.5
Depreciation and amortization	29,558	42,575	(13,017)	(30.6)
Provision for asset impairment	–	45,353	(45,353)	(100.0)
Gain on sales of real estate	(5,382)	(1,618)	(3,764)	(232.6)
Minority interests	(2,649)	(25)	(2,624)	(10,496.0)
Changes in operating assets and liabilities	(3,202)	1,247	(4,449)	(356.8)
Net cash provided by operating activities	$ 22,108	$ 56,875	$ (34,767)	(61.1)%
Investing Activities				
Expenditures for real estate and equipment	$ (15,950)	$ (104,472)	$ 88,522	84.7%
Proceeds received under environmental indemnification	3,100	–	3,100	–
Proceeds from sales of real estate	134,169	430,254	(296,085)	(68.8)
Leasing costs	(7,761)	(20,201)	12,440	61.6
Decrease (increase) in restricted cash escrows	3,424	(13,483)	16,907	125.4
Loan to unconsolidated joint venture	(588)	–	(588)	–
Net distributions from (contributions to) unconsolidated entities	219	4,634	(4,415)	(95.3)
Net cash provided by investing activities	$ 116,613	$ 296,732	$ (180,119)	(60.7)%
Financing Activities				
Financing costs	$ (755)	$ (4,838)	$ 4,083	84.4%
Proceeds from mortgage notes payable	67,000	195,000	(128,000)	(65.6)
Repayment of mortgage notes payable	(159,093)	(318,763)	159,670	50.1
Proceeds from construction financing	–	97,155	(97,155)	(100.0)
Repayment of construction financing	–	(305,353)	305,353	100.0
Dividends paid to Series B preferred shareholders	(6,750)	–	(6,750)	–
Net cash used in financing activities	$ (99,598)	$ (336,799)	$ 237,201	70.4%

Operating Activities. The $34.8 million decrease in net cash provided by operating activities from 2003 was primarily due to:

- a decrease of $30.3 million due to the lease termination fee received from Arthur Andersen LLP in 2003, offset by a $2.4 million decrease in loss from operations of our former 33 West Monroe Street property;
- $7.6 million related to the operations of our Bank One Center property in 2003, which is no longer consolidated as a result of the sale of a 70% joint venture interest in October 2003;
- $3.3 million related to the operations of our former National City Center property, which was sold in June 2003; and
- a decrease of $2.0 million related to the operations of our former industrial properties, which were sold in October and November 2004.

This decrease was partially offset by a decrease of $6.2 million related to interest expense payments from 2003 primarily due to the retirement of our indebtedness with SCPG in 2003.

Investing Activities. The $180.1 million decrease in net cash provided by investing activities from 2003 was primarily due to:

- a decrease of $296.1 million in proceeds from the sales of real estate primarily as a result of 2003 sales activity including the admittance of our Bank One Center joint venture partner ($350.0 million) and the sales of our former National City Center property ($79.0 million) and land in Aurora, Illinois ($2.7 million), as compared to sales activity in 2004 including the sales of our former 33 West Monroe Street property ($68.0 million), industrial properties ($66.2 million) and land in Carol Stream, Illinois ($1.2 million); and
- a $4.4 million distribution from the 77 West Wacker Drive unconsolidated joint venture in 2003.

This decrease was partially offset by:

- a decrease of $88.5 million in expenditures for real estate and equipment primarily as a result of construction costs ($44.5 million) and tenant improvements ($36.0 million) in 2003 for our Bank One Center property and a payment in 2003 to purchase all of our former joint venture partner's interest in the entity that owned Bank One Center ($10.9 million);
- a decrease of $16.9 million of payments into restricted cash escrows, which was primarily due to a deposit in 2003 of the fee received related to the Arthur Andersen LLP lease termination at our former 33 West Monroe Street property, as required by the lender ($33.6 million), and a release of escrowed funds in 2004 related to lease liability obligations ($2.4 million), partially offset by a release of construction and financing escrows in 2003 related to our Bank One Center property ($18.7 million); and
- a decrease of $12.4 million of leasing costs primarily as a result of leasing costs in 2003 for our Bank One Center property ($7.9 million) and executing subleases for occupancy at One North Wacker Drive thereby reducing required payments towards the Citadel Reimbursement Obligation ($4.5 million).

Financing Activities. The $237.2 million increase in net cash provided by financing activities as compared to 2003 was primarily due to:

- repayments of construction financing ($305.4 million), net of proceeds ($97.2 million) related to our Bank One Center property in 2003;
- repayments of mortgages and notes payable that were lower by $159.7 million in 2004, which included:
- the refinancing of maturing indebtedness at our 180 North LaSalle Street property ($60.0 million),
- the repayment of the mortgage note payable secured by our former 33 West Monroe Street property upon its sale ($59.3 million),
- the repayment of the mortgage notes payable secured by our former industrial properties upon their sale ($11.8 million),
- the repayment of two mezzanine loans totaling $22.8 million and
- principal amortization payments ($5.2 million),

As compared to repayments of indebtedness in 2003, including:

- the refinancing of the debt associated with our IBM Plaza property ($177.1 million),
- the repayment of the mortgage note payable secured by our former National City Center property upon its sale ($71.8 million),
- payments on our indebtedness with SCPG ($57.3 million),
- a partial payment on our former 33 West Monroe Street property mortgage ($7.0 million) and
- principal amortization payments ($5.6 million);
- $4.8 million of financing costs incurred in 2003 principally as a result of refinancing the above debt.

This increase was partially offset by:

- proceeds from mortgages notes payable that were lower by $128.0 million in 2004 due to refinancing proceeds from our 180 North LaSalle Street property in 2004 ($67.0 million) as compared to proceeds from the refinancing of our IBM Plaza property in 2003 ($195.0 million); and
- $6.8 million of dividends paid to our Series B shareholders in 2004.

	Year ended December 31			
	2003	2002	Increase/ (Decrease)	% Change
	(dollars in thousands)			
Operating Activities				
Net loss	$ (36,217)	$ (30,621)	$ 5,596	18.3%
Amortization of discount on notes payable	343	290	53	18.3
Amortization of costs for leases assumed	2,968	836	2,132	255.0
Net equity in loss (income) of unconsolidated investments	2,249	(810)	3,059	377.7
Depreciation and amortization	42,575	39,805	2,770	7.0
Provision for asset impairment	45,353	64,525	(19,172)	(29.7)
(Gain) loss on sales of real estate	(1,618)	4,483	(6,101)	(136.1)
Minority interests	(25)	(31,552)	(31,527)	(99.9)
Changes in operating assets and liabilities	1,247	(4,636)	(5,883)	126.9
Net cash provided by operating activities	$ 56,875	$ 42,320	$ 14,555	34.4%
Investing Activities				
Expenditures for real estate and equipment	$ (104,472)	$ (124,054)	$ (19,582)	(15.8)%
Proceeds from sales of real estate	430,254	26,596	403,658	1,517.7
Leasing costs	(20,201)	(13,770)	6,431	46.7
(Increase) decrease in restricted cash escrows	(13,483)	13,187	(26,670)	(202.2)
Proceeds from joint ventures	–	22,969	(22,969)	(100.0)
Net distributions from (contributions to) unconsolidated entities	4,634	(879)	5,513	627.2
Net cash provided by (used in) investing activities	$ 296,732	$ (75,951)	$ 372,683	490.7%
Financing Activities				
Financing costs	$ (4,838)	$ (2,950)	$ 1,888	64.0%
Proceeds from mortgage notes payable	195,000	20,448	174,552	853.6
Repayment of mortgage notes payable	(318,763)	(35,310)	283,453	802.8
Repayment of bonds payable	–	(27,150)	(27,150)	(100.0)
Proceeds from construction financing	97,155	102,561	(5,406)	(5.3)
Repayment of construction financing	(305,353)	–	(305,353)	–
Series A preferred share repurchases	–	(5,000)	(5,000)	(100.0)
Dividends paid to Series B preferred shareholders	–	(9,000)	(9,000)	(100.0)
Dividends paid to Series A preferred shareholder	–	(750)	(750)	(100.0)
Net cash (used in) provided by financing activities	$ (336,799)	$ 42,849	$ (379,648)	(886.0)%

Operating Activities. Operating activities provided $56.9 million of cash flow in 2003 as compared to $42.3 million in 2002, an increase of $14.6 million. This increase was primarily due to:

- a $35.1 million lease termination fee received in 2003 from Arthur Andersen LLP and
- $7.6 million of income related to the 2003 operations of our Bank One Center property, which was placed in service in November 2002; offset by
- the payment of accrued interest in 2003 of $5.5 million principally associated with the sale and/or refinancing of several of our assets;
- a $9.2 million loss of income in 2003 related to the sale of our National City Center office property in June 2003 and the sale of various other properties in 2002 (See Note 15 – Property Acquisitions, Placed in Service and Dispositions to our Consolidated Financial Statements for a listing of the properties we sold in 2002); and
- a $12.9 million loss of income in 2003 as compared to 2002 resulting from the termination of Arthur Andersen's lease at our 33 West Monroe Street office property.

Investing Activities. During 2003, investing activities provided $296.7 million of cash, as compared to utilizing $76.0 million in 2002, an increase of $372.7 million. The 2003 investing activities were primarily comprised of:

- $350.0 million of proceeds from the admittance of our Bank One Center joint venture partner in October 2003;
- $79.0 million of proceeds from the sale of our National City Center office property in June 2003; and
- a $4.4 million distribution from the 77 West Wacker Drive joint venture; offset by
- $104.5 million of expenditures for real estate and equipment primarily related to construction costs for our Bank One Center office property;
- $20.2 million of leasing costs principally related to the payment of liabilities for leases assumed associated with the Citadel Reimbursement Obligation of $7.7 million and leasing commissions associated with leasing activity at our properties; and
- a net increase in our deposits to restricted cash escrow accounts principally consisting of a $33.5 million deposit required by our lender in connection with the February 2003 Arthur Andersen LLP lease termination, net of a partial release of these funds during 2003 for a $7.0 million debt reduction payment and $8.1 million to fund operating deficits at our 33 West Monroe Street property and the release of $5.0 million of previously restricted escrows on sold properties.

The 2002 investing activities were primarily comprised of:

- $124.1 million of expenditures for real estate and equipment primarily related to construction costs for our Bank One Center office property; and
- $13.8 million of leasing costs paid primarily related to our Bank One Center office property; offset by
- a $22.9 million payment received from our joint venture partner for the assignment of our interest in a joint venture relating to a parcel of developable land located in Chicago, Illinois;
- $16.1 million of proceeds from the sale of suburban office properties in June 2002;
- $9.9 million of proceeds from the sale of two land parcels in February 2002; and
- a $13.2 million decrease in restricted cash escrows primarily related to the use of escrows in our purchase of a portion of industrial bonds for $23.3 million and the retirement of $3.9 million in bonds as a result of the sale of our Tennessee property, net of an additional $7.7 million funding into an escrow associated with the construction of the Bank One Center office property and a $6.2 million increase to the escrows related to the Citadel Reimbursement Obligation.

Financing Activities. During 2003, financing activities utilized $336.8 million of cash, as compared to proceeds in 2002 of $42.8 million, a decrease of $379.6 million. The 2003 financing activities were primarily comprised of:

- a repayment of mortgage notes payable of $318.8 million consisting of:
  - $72.9 million of first mortgage and mezzanine financing secured by National City Center with the proceeds from the sale of the property;
  - $177.1 million of first mortgage and mezzanine financing secured by our IBM Plaza property with $195.0 million of new financing;
  - $64.3 million of payments reduced the principal balance of several loans (See Note 4 – Mortgages and Notes Payable, Bonds Payable and Construction Financing to our Consolidated Financial Statements for a further discussion of these transactions);
- $4.5 million of principal amortization payments;
- a repayment of construction financing of $305.4 million (which includes 2003 construction draws of $22.2 million) consisting primarily of:
  - a $61.7 million mezzanine loan (which includes $0.9 million of additional interest added to the loan), plus accrued interest, with the proceeds of a new $75.0 million mezzanine loan; and
  - $169.5 million of construction financing secured by Bank One Center and the $75.0 million of mezzanine financing discussed above and refinancing proceeds from our sale of an interest in Bank One Center.

No dividends or distributions were paid on the Series B shares or common shares in 2003.

The 2002 financing activities were primarily comprised of:

- an additional $102.6 million of construction financing associated with the development of Bank One Center; and
- new indebtedness of $20.0 million from SCPG; offset by
- a repayment of two notes payable in the amount of $24.5 million;
- $10.5 million of principal amortization payments;
- a purchase of $27.2 million of industrial development revenue bonds utilizing the escrows previously securing letters of credit related to the bonds;
- a payment of $0.8 million of dividends to holders of our Series A Shares and the subsequent $5.0 million repurchase by our Operating Partnership of our Series A preferred shares; and
- a payment of $9.0 million of dividends to the holders of our Series B shares, which were subsequently suspended beginning in the fourth quarter of 2002.

Funds from Operations

Industry analysts generally consider Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), an alternative measure of performance of an equity REIT. Funds from Operations is defined by NAREIT as net income (loss) determined in accordance with GAAP, excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization (other than amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustment for unconsolidated partnerships and joint ventures and discontinued operations (primarily for adding back the effect of gains (losses) on sale of depreciable operating property and depreciation and amortization expense). Non-recurring items, other than those considered "extraordinary" under GAAP, are not adjustments to funds from operations. We believe that in order to facilitate a clear understanding of our historical operating results, Funds from Operations should be examined in conjunction with net income (loss) as presented in the financial statements included elsewhere in this Form 10-K.

	Year ended December 31, 2004				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands)				
Net (loss) income (1)	$ (11,383)	$ 1,428	$ (2,849)	$ (4,962)	$ (5,000)
Adjustments to reconcile Funds from Operations available to common shareholders:					
Real estate depreciation and amortization	20,692	5,405	5,030	5,149	5,108
Amortization of costs for leases assumed	288	72	72	72	72
Share of joint venture real estate depreciation and amortization	18,640	5,275	4,487	4,490	4,388
Loss on sale of operating property, net of minority interests	493	408	15	52	18
Adjustment for discontinued operations:					
Real estate depreciation and amortization (2)	3,398	–	–	1,319	2,079
(Gain) loss on sale (included in discontinued operations) (3)	(7,854)	(7,801)	(109)	56	–
Minority interests	873	894	193	19	(233)
Minority interests	(3,458)	(966)	(805)	(1,043)	(644)
Funds from operations (1)	21,689	4,715	6,034	5,152	5,788
Income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)
Funds from Operations available to common share	$ 12,689	$ 2,465	$ 3,784	$ 2,902	$ 3,538
FFO available to common share/unit holders per share/unit of beneficial interest:					
Basic and Diluted	$ 0.47	$ 0.09	$ 0.14	$ 0.11	$ 0.13
Weighted average shares/units of beneficial interest:					
Common shares	23,672	23,672	23,672	23,672	23,671
Nonvested employee stock grants	7	9	9	9	2
Operating Partnership units	3,076	3,076	3,076	3,076	3,076
Basic	26,755	26,757	26,757	26,757	26,749
Common shares	23,672	23,672	23,672	23,672	23,671
Nonvested employee stock grants	7	9	9	–	–
Employee stock options	14	19	8	10	20
Operating Partnership units	3,076	3,076	3,076	3,076	3,076
Diluted	26,769	26,776	26,765	26,758	26,767
Other data:					
Net cash provided by (used in) operating activities	$ 22,108	$ 3,864	$ 10,538	$ 10,725	$ (3,019)
Net cash provided by (used in) investing activities	116,613	68,857	(7,120)	57,319	(2,443)
Net cash (used in) provided by financing activities	(99,598)	(38,762)	(3,595)	(62,827)	5,586

	Year ended December 31, 2003				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands)				
Net (loss) income (1)	$ (36,217)	$ (47,331)	$ (3,876)	$ 119	$ 14,871
Adjustments to reconcile Funds from Operations:					
Real estate depreciation and amortization	27,309	5,432	7,369	7,442	7,066
Amortization of costs for leases assumed	1,912	169	675	748	320
Share of joint venture real estate depreciation and amortization	7,324	4,726	873	871	854
Adjustment for discontinued operations:					
Real estate depreciation and amortization (2)	8,754	1,975	1,996	2,173	2,610
Gain on sale (included in discontinued operations) (3)	(1,226)	(6)	–	(1,220)	–
Minority interests	6,512	(4,762)	(300)	93	11,481
Minority interests	(6,453)	(1,598)	(502)	(1,704)	(2,649)
Funds from operations (1)	7,915	(41,395)	6,235	8,522	34,553
Income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)
Funds from Operations available to common share/unit holders	$ (1,085)	$ (43,645)	$ 3,985	$ 6,272	$ 32,303
FFO available to common share/unit holders per share/unit of beneficial interest:					
Basic and Diluted	$ (0.04)	$ (1.63)	$ 0.15	$ 0.23	$ 1.21
Weighted average shares/units of beneficial interest:					
Common shares	20,105	23,665	23,665	17,378	15,713
Nonvested employee stock grants	6	6	6	6	6
Operating Partnership units	6,636	3,076	3,076	9,363	11,028
Basic	26,747	26,747	26,747	26,747	26,747
Common shares	20,105	23,665	23,665	17,378	15,713
Nonvested employee stock grants	6	6	6	6	6
Employee stock options	19	20	17	–	–
Operating Partnership units	6,636	3,076	3,076	9,363	11,028
Diluted	26,766	26,767	26,764	26,747	26,747
Other data:					
Net cash provided by operating activities	$ 56,875	$ 3,785	$ 13,987	$ 18,425	$ 20,678
Net cash provided by (used in) investing activities	296,732	305,758	(17,012)	61,115	(53,129)
Net cash (used in) provided by financing activities	(336,799)	(286,429)	3,833	(77,970)	23,767

	Year ended December 31, 2002				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
			(in thousands)		
Net (loss) income (1)	$ (30,621)	$ (13,303)	$ 1,672	$ (883)	$ (18,107)
Adjustments to reconcile Funds from Operations:					
Real estate depreciation and amortization	20,018	5,334	5,333	5,283	4,068
Amortization of costs for leases assumed	836	266	250	157	163
Share of joint venture real estate depreciation and amortization	3,386	853	846	844	843
Loss (gain) on sale of operating property, net of minority interests	773	(38)	—	684	127
Adjustment for discontinued operations:					
Real estate depreciation and amortization (2)	14,466	3,637	2,798	3,588	4,443
Loss (gain) on sale (included in discontinued operations) (3)	3,211	(498)	(103)	3,812	—
Minority interests	(21,030)	(9,092)	951	(414)	(12,475)
Minority interests	(9,683)	(1,849)	(1,596)	(2,246)	(3,992)
Funds from operations (1)	(18,644)	(14,690)	10,151	10,825	(24,930)
Income allocated to preferred shareholders	(11,280)	(2,250)	(2,450)	(3,380)	(3,200)
Funds from Operations available to common share/unit holders	$ (29,924)	$ (16,940)	$ 7,701	$ 7,445	$ (28,130)
FFO available to common share/unit holders per share/unit of beneficial interest:					
Basic and Diluted	$ (1.12)	$ (0.63)	$ 0.29	$ 0.28	$ (1.06)
Weighted average shares/units of beneficial interest:					
Common shares	15,673	15,675	15,675	15,674	15,669
Nonvested employee stock grants	21	15	16	18	34
Operating Partnership units	10,996	11,057	11,058	11,057	10,809
Basic	26,690	26,747	26,749	26,749	26,512
Common shares	15,673	15,675	15,675	15,674	15,669
Nonvested employee stock grants	21	15	16	18	34
Employee stock options	–	–	–	–	–
Operating Partnership units	10,996	11,057	11,058	11,057	10,809
Diluted	26,690	26,747	26,749	26,749	26,512
Other data:					
Net cash provided by operating activities	$ 42,320	$ 3,135	$ 16,456	$ 17,543	$ 5,186
Net cash (used in) provided by investing activities	(75,951)	(20,988)	(36,089)	(30,861)	11,987
Net cash provided by (used in) financing activities	42,849	14,950	24,257	18,680	(15,038)

(1) Funds from Operations is a non-GAAP financial measure. Funds from Operations ("FFO") is defined as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP") plus real estate depreciation and amortization, excluding gains (or losses) from sales of operating properties, and after comparable adjustments for unconsolidated joint ventures and discontinued operations. FFO includes results from discontinued operations, including revenues, property operations expense, real estate taxes expense, provision for asset impairment and interest expense. Tax indemnification payments and write-off of deferred financing fees related to properties sold have been included as a cost of sale in computing the gain/loss for these properties. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. We utilize FFO as a performance measure. We believe that FFO provides useful information to investors regarding our performance as FFO provides investors with additional means of comparing our operating performance with the operating performance of our competitors. FFO is not representative of cash flow from operations, is not indicative that cash flows are adequate to fund all cash needs, and should not be considered as an alternative to cash flows as a measure of liquidity. We believe that net income (loss) is the most directly comparable GAAP financial measure to FFO.

(2) The real estate depreciation and amortization in discontinued operations for the year ended December 31, 2004 relates to the industrial portfolio that was sold in October and November 2004, and the 33 West Monroe Street property, which was sold in April 2004. The real estate depreciation and amortization for discontinued operations for the year ended December 31, 2003 relates to the above-mentioned properties as well as the National City Center property which was sold in June 2003. The real estate depreciation and amortization for discontinued operations for the year ended December 31, 2002 relates to the above-mentioned properties sold in 2004 and 2003 as well as the nine suburban office properties sold to an affiliate of Blackstone Real Estate Advisors, L.P. on June 26, 2002.

(3) The gain on sale of real estate for the year ended December 31, 2004 resulted from the gain on the sale of our industrial portfolio and 33 West Monroe property. The gain on sale of real estate for the year ended December 31, 2003 resulted from our sale of National City Center. The loss on sale of real estate for the year ended December 31, 2002 resulted primarily from our sale of nine suburban office properties during the second quarter of 2002. See Note 15—Property Acquisitions, Placed In Service and Dispositions to the Consolidated Financial Statements for a description of these transactions. Tax indemnification payments and write-off of deferred financing fees related to properties sold have been included as a cost of sale in computing the gain/loss for these sold properties.

Critical Accounting Policies

General. The previous discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments about the effects of matters or future events that are inherently uncertain. These estimates and judgments may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including contingencies and litigation. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

To assist in understanding our results of operations and financial position, we have identified our critical accounting policies and discussed them below. These accounting policies are most important to the portrayal of our results and financial position, either because of the significance of the financial statement items to which they relate or because they require our management's most difficult, subjective or complex judgments.

Allowance for Doubtful Accounts. We monitor the liquidity and creditworthiness of our tenants on an ongoing basis. We maintain allowances for doubtful accounts using the specific identification method for estimated losses resulting from the inability of certain of our tenants to make payments required by the terms of their respective leases. No general reserve is recorded. If the financial condition of our tenants were to deteriorate, additional allowances may be required.

Assumed Lease Liabilities. As a result of the negotiation of certain leases, we assumed the liability for the tenants' obligation or agreed to reimburse the tenants for their obligation under leases with their prior landlords. In addition, in connection with the sale of certain industrial properties in 1999, we agreed to a master lease agreement for certain properties for a defined period. Our policy is to record the estimated net obligation we may be subject to as a liability. The net obligation is derived by calculating our total contractual obligation and reducing the amount by existing subleases and an estimate of subleases we anticipate signing in the future based on the nature of the space, the property and market conditions. We periodically review these estimates for reasonableness based on changes in market conditions and executed subleases. Failure to achieve forecasted results could lead to a future increase in the liabilities associated with these transactions. The liability for leases assumed at December 31, 2004 as compared to 2003 reflects payments under these leases, net of an increase in the liability during 2004 of $0.6 million due to assumption changes.

Provisions for Impairment. In evaluating our assets for impairment in accordance with SFAS 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. Under SFAS 144, assets that display indicators of possible impairment are reviewed to see if their net book value will be recovered from estimated cash flows over an anticipated hold period. If these cash flows, plus the proceeds from a sale at the end of the anticipated hold period, are less than the net book value of the related asset, our policy is to record an impairment reserve related to the asset in the amount of the difference between its net book value and our estimate of its fair market value, less costs of sale. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. Property held for development is also evaluated for impairment.

At December 31, 2004, we determined that no reserves were warranted. In evaluating our other long-lived assets used in operations for impairment at December 31, 2004, we assumed anticipated hold periods of three to five years for our operating properties. In evaluating our property held for development, we concluded that development expenditures, including capitalized interest, were recoverable and no reserves were warranted at this time. However, as discussed under "Liquidity and Capital Resources", if we determined that a capital transaction is desired, our anticipated hold periods for certain assets would be shortened and impairment reserves would be required. These reserves would have significant impacts on our operating results.

Capitalization of Interest and Other Costs on Development Projects. Development costs, which include land acquisition costs, fees and other costs incurred in developing new properties, are capitalized as incurred. Interest, financing costs, real estate taxes, other direct costs and indirect costs (including certain employee compensation costs and related general and administrative expenses) incurred during development periods are capitalized as a component of the building costs. These costs continue to be capitalized, to the extent they relate to vacant space, for one year following the date the development is placed in service. During this one-year period, the amount of capitalized costs could be materially affected by the timing and changes in occupancy levels. Subsequent to the one-year period, these costs are fully expensed as incurred. During 2004, we did not capitalize any development costs.

Impact of Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) required all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt Statement 123 using the modified prospective method.

Adoption of Statement 123(R) will not have a material impact on our results of operations or our financial position.

Inflation

Substantially all of our office and industrial leases require tenants to pay, as additional rent, a portion of real estate taxes and operating expenses. In addition, many of our leases provide for fixed increases in base rent or indexed escalations (based on the Consumer Price Index or other measures). We believe that inflationary increases in expenses will be offset, in part, by the expense reimbursements and contractual rent increases described above.

As of December 31, 2004, approximately $195.0 million of our outstanding indebtedness was subject to interest at floating rates. Future indebtedness may also be subject to floating rate interest. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on such indebtedness. Our floating rate debt is subject to an interest rate cap agreement that is designed to mitigate some of this risk.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our mortgage notes payable, the table presents principal cash flows, including principal amortization, and related weighted-average interest rates by expected maturity dates as of December 31, 2004. For the interest rate protection agreement, the table presents the notional amount entered into and the cap rate.

	Interest Rate Sensitivity Principal (Notional) Amount by Expected Maturity Average Interest Rate						
	2005	2006	2007	2008	2009	Thereafter	Total
	(Dollars in Millions)						
Liabilities							
Mortgage notes payable (1):							
Fixed rate amount	$ 4.0	$ 4.3	$ 4.6	$ 19.2	$7.3	$193.0	$232.4
Weighted-average interest rate	7.03%	7.03%	7.04%	7.14%	7.57%	6.98%	
Variable rate amount (2)	–	$195.0	–	–	–	–	$195.0
Weighted-average interest rate	–	5.25%	–	–	–	–	
Interest rate cap agreements (3):							
Notional amount	–	$195.0	–	–	–	–	$195.0
Cap rate	–	6.60%	–	–	–	–	–

(1) Based upon the rates in effect at December 31, 2004, the weighted-average interest rates on our mortgage notes payable at December 31, 2004 was 6.21%. If interest rates on our variable rate debt increased by one percentage point, our annual interest incurred (including the effects of the interest rate protection agreements) would increase by $1.95 million. The mortgage loan secured by our Continental Towers property in the amount of $66.0 million at December 31, 2004, matures January 5, 2013. The maturity is contingent upon an agreement between the lender and us to a modification of the loan's interest rate and other major loan terms on or before April 30, 2005, which would decrease the interest rate on the loan from the current rate of 7.22% as described in the loan documents. If we determine the revised terms are not acceptable to us, the loan may be repaid without penalty. We are currently in discussions with potential lenders concerning refinancing this property.

(2) This loan has two extension options allowing the maturity date of the loan to be extended to March 9, 2007 and March 9, 2008.

(3) In March 2003, we obtained an interest rate cap of LIBOR at 6.6% with a notional amount of $195.0 million for the term of the new loan which refinanced outstanding debt collateralized by our IBM Plaza property.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulation S-X are included in this Report on Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report on Form 10-K, which was conducted with the participation of our Chief Executive Officer and Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure and controls and procedures were effective as of the end of the period covered by this annual report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our system of internal control over financial reporting is designed to provide reasonable assurance to our management and our board of trustees regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2004, our system of internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young, LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Ernst & Young's attestation report on management's assessment of our internal control over financial reporting appears on page F-3 hereof.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report as we will file a definitive proxy statement within 120 days after the end of our fiscal year pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on June 3, 2005 (the "Proxy Statement") and the information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained in the sections captioned "Election of Trustees," "Compensation of Executives—Executive Officers," and "Other Information—Section 16(a) Beneficial Ownership Reporting Compliance and "Code of Ethics" of the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the sections captioned "Election of Trustees—Compensation of Trustees", "Report of Compensation Committee", "Performance Graph" and "Compensation of Executives" of the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information

The following table gives information about our common shares that may be issued upon the exercise of options, warrants and rights under the Prime Group Realty Trust 1997 Share Incentive Plan, as amended, as of December 31, 2004. We have no other compensation plans pursuant to which common shares may be issued.

Plan Category	(a) Number of common shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares reflected In Column (a)	(d) Total of common shares reflected in Columns (a) and (c)
Equity compensation plan previously approved by shareholders	938,883 (1)	$ 15.19	1,772,127 (2)	2,711,010 (2)
Equity compensation plans not previously approved by shareholders	None	Not Applicable	None	None
TOTAL:	938,883	$ 15.19	1,772,127	2,711,010 (2)

(1) Issued under the Prime Group Realty Trust 1997 Share Incentive Plan, as amended.

(2) We have granted the options to purchase common shares set forth in the table above as well as restricted common shares subject to vesting schedules and unrestricted common shares under the Plan. As of December 31, 2004, we have granted 149,764 restricted common shares under the Plan, all of which have now vested. We are authorized to issue an aggregate of 2,860,774 common shares under the Plan. After taking into account common shares subject to outstanding options and restricted and unrestricted common share grants, 1,772,127 common shares of the authorized 2,860,774 common shares remain available for future issuance under the Plan.

The information contained in the sections captioned "Principal Security Holders of the Company" of the Proxy Statement is incorporated herein by reference.

We have Series A-2 warrants outstanding to purchase up to 500,000 of our common shares at $7.50 per share, Series B warrants outstanding to purchase 250,000 of our common shares at $10.00 per share and Series C warrants outstanding to purchase up to 250,000 of our common shares at $12.50 per share. The warrants contain antidilution adjustment provisions and expire on the fifth anniversary of their issuance, July 16, 2007. We have granted the holder of the warrants certain demand and incidental registration rights in respect of any common shares they may receive upon the exercise of any of the warrants.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information contained in the section captioned "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained in the section captioned "Audit and Non-Audit Fees" of the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

(2) Financial Statement Schedule

The following financial statement schedule is included in Item 15(c)

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Exhibit Number	Description
2.1	Purchase Agreement dated as of August 2, 2004 by and between CenterPoint Properties Trust and Prime Group Realty, L.P. as filed as exhibit 99.2 to our Current Report on Form 8-K (filed August 6, 2004, File No. 001-13589) and incorporated herein by reference.
2.2	First Amendment to Purchase Agreement dated as of October 8, 2004 by and between Prime Group Realty, L.P. and CenterPoint Properties Trust, as filed as exhibit 99.3 to our Current Report on Form 8-K (filed October 15, 2004, File No. 001-13589) and incorporated herein by reference.
3.1	Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust, as filed as exhibit 3.1 to our 1997 Annual Report on Form 10-K and incorporated herein by reference.
3.2	Articles Supplementary to the Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust, as filed as exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.3	Articles Supplementary to the Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust dated as of December 29, 1998, as filed as exhibit 3.3 to our 1998 Annual Report on Form 10-K and incorporated by reference.
3.4	Amended and Restated Bylaws of Prime Group Realty Trust, as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.
3.5	Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. (the "Amended and Restated Agreement of Limited Partnership"), as filed as exhibit 3.3 to our 1997 Annual Report on Form 10-K and incorporated herein by reference.
3.6	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1997, as filed as exhibit 3.5 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.7	Amendment No. 2 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1997, as filed as exhibit 3.6 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.8	Amendment No. 3 to the Amended and Restated Agreement of Limited Partnership dated as of January 15, 1998, as filed as exhibit 3.7 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.9	Amendment No. 4 to the Amended and Restated Agreement of Limited Partnership dated as of February 13, 1998, as filed as exhibit 3.8 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.10	Amendment No. 5 to the Amended and Restated Agreement of Limited Partnership dated as of March 13, 1998, as filed as exhibit 3.9 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.

Exhibit Number	Description
3.11	Amendment No. 6 to the Amended and Restated Agreement of Limited Partnership dated as of March 25, 1998, as filed as exhibit 3.10 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.12	Amendment No. 7 to the Amended and Restated Agreement of Limited Partnership dated as of April 15, 1998, as filed as exhibit 3.11 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.13	Amendment No. 8 to the Amended and Restated Agreement of Limited Partnership dated as of May 15, 1998, as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.14	Amendment No. 9 to the Amended and Restated Agreement of Limited Partnership dated as of June 5, 1998, as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.15	Amendment No. 10 to the Amended and Restated Agreement of Limited Partnership dated as of June 15, 1998, as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.16	Amendment No. 11 to the Amended and Restated Agreement of Limited Partnership dated as of July 15, 1998, as filed as exhibit 3.15 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.17	Amendment No. 12 to the Amended and Restated Agreement of Limited Partnership dated as of August 14, 1998, as filed as exhibit 3.16 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.18	Amendment No. 13 to the Amended and Restated Agreement of Limited Partnership dated as of September 15, 199, as filed as exhibit 3.17 to Amendment No. 1 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.19	Amendment No. 14 to the Amended and Restated Agreement of Limited Partnership dated as of October 15, 1998, as filed as exhibit 3.18 to Amendment No. 2 to our Registration Statement on Form S-3 (No. 333-64973) and incorporated herein by reference.
3.20	Amendment No. 15 to the Amended and Restated Agreement of Limited Partnership dated as of November 16, 1998, as filed as exhibit 3.19 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-64973) and incorporated herein by reference.
3.21	Amendment No. 16 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1998, as filed as exhibit 3.20 to Post-Effective Amendment No. 3 to our Registration Statement on Form S-3 (Registration No. 333-51935) and incorporated herein by reference.
3.22	Amendment No. 17 to the Amended and Restated Agreement of Limited Partnership dated as of January 15, 1999, as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

Exhibit Number	Description
3.23	Amendment No. 18 to the Amended and Restated Agreement of Limited Partnership dated as of February 15, 1999, as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.24	Amendment No. 19 to the Amended and Restated Agreement of Limited Partnership dated as of March 15, 1999, as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.25	Amendment No. 21 to the Amended and Restated Agreement of Limited Partnership dated as of April 15, 1999, as filed as exhibit 3.24 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.26	Amendment No. 22 to the Amended and Restated Agreement of Limited Partnership dated as of April 22, 1999, as filed as exhibit 3.25 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.27	Amendment No. 23 to the Amended and Restated Agreement of Limited Partnership dated as of May 17, 1999, as filed as exhibit 3.26 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.28	Amendment No. 24 to the Amended and Restated Agreement of Limited Partnership dated as of June 15, 1999, as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.
3.29	Amendment No. 25 to the Amended and Restated Agreement of Limited Partnership dated as of July 14, 1999, as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.30	Amendment No. 26 to the Amended and Restated Agreement of Limited Partnership dated as of July 15, 1999, as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.31	Amendment No. 27 to the Amended and Restated Agreement of Limited Partnership dated as of August 16, 1999, as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.32	Amendment No. 28 to the Amended and Restated Agreement of Limited Partnership dated as of September 15, 1999, as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.33	Amendment No. 29 to the Amended and Restated Agreement of Limited Partnership dated as of October 15, 1999, as filed as exhibit 3.34 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.34	Amendment No. 30 to the Amended and Restated Agreement of Limited Partnership dated as of November 15, 1999, as filed as exhibit 3.35 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.

Exhibit Number	Description
3.35	Amendment No. 31 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1999, as filed as exhibit 3.36 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.36	Amendment No. 32 to the Amended and Restated Agreement of Limited Partnership dated as of December 30, 1999, as filed as exhibit 3.37 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.37	Amendment No. 33 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of January 17, 2000, as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.38	Amendment No. 34 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of February 15, 2000, as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.39	Amendment No. 35 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 15, 2000, as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.40	Amendment No. 36 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 15, 2000, as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.41	Amendment No. 37 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 24, 2000, as filed as exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.42	Amendment No. 38 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of April 17, 2000, as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.43	Amendment No. 39 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of May 15, 2000, as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.44	Amendment No. 40 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of June 15, 2000, as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.

Exhibit Number	Description
3.45	Amendment No. 41 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 7, 2002, as filed as exhibit 3.46 to our 2001 Annual Report on Form 10-K and incorporated herein by reference.
3.46	Amendment No. 42 to Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of January 10, 2003, as filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.1	Option Agreement by and between Prime Group Realty, L.P. and 300 N. LaSalle, L.L.C., as filed as exhibit 10.13 to the Company's 1997 Annual Report on Form 10-K and incorporated herein by reference.
10.2	Registration Rights Agreement dated as of November 17, 1997 between Prime Group Realty Trust, Prime Group Realty, L.P., Primestone Investment Partners L.P. and the other investors named therein, as filed as exhibit 10.14 to the Company's 1997 Annual Report on Form 10-K and incorporated herein by reference.
10.3	Environmental Remediation and Indemnification Agreement dated as of November 17, 1997 by and between Prime Group Realty, L.P. and The Prime Group, Inc., as filed as exhibit 10.29 to the Company's 1997 Annual Report on Form 10-K and incorporated herein by reference.
10.4	Tax Indemnification Agreement by and between Prime Group Realty, L.P. and Edward S. Hadesman Trust dated May 22, 1992, Grandville/Northwestern Management Corporation, Carolyn B. Hadesman Trust dated May 21, 1992, Lisa Hadesman 1991 Trust, Cynthia Hadesman 1991 Trust, Tucker B. Magid, Francis Shubert, Grandville Road Property, Inc., H R Trust, Edward E. Johnson and Sky Harbor Associates, as filed as exhibit 10.24 to the Company's 1997 Annual Report on Form 10-K and incorporated herein by reference.
10.5	Tax Indemnification Agreement dated as of November 17, 1997 by and between Prime Group Realty, L.P., Stephen J. Nardi, Narco Enterprises, Inc. and Nardi Group Limited, as filed as exhibit 10.25 to the Company's 1997 Annual Report on Form 10-K and incorporated herein by reference.
10.6	Indemnification Agreement dated as of November 17, 1997 by and between The Prime Group, Inc. and Prime Group Realty, L.P., as filed as an exhibit to the Company's 1997 Annual Report on Form 10-K, as amended by the Company's Form 10-K/A as filed with the Commission on April 27, 1998 and incorporated herein by reference.
10.7	Registration Rights Agreement dated as of March 25, 1998 between Prime Group Realty Trust and the other parties thereto, as filed as exhibit 10.36 to the Company's Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
10.8	Registration Rights Agreement dated as of November 17, 1997 between Prime Group Realty Trust and Security Capital Preferred Growth Incorporated, as filed as exhibit 10.30 to the Company's Annual Report on Form 10-K, as amended by the Company's Form 10-K/A as filed with the Commission on April 27, 1998 and incorporated herein by reference

Exhibit Number	Description
10.9	Registration Rights Agreement dated as of December 15, 1997 between Prime Group Realty Trust and certain holders of Common Units of Prime Group Realty, L.P., as filed as exhibit 10.28 to the Company's 1997 Annual Report on Form 10-K and incorporated herein by reference
10.10	Subordination and Intercreditor Agreement dated as of May 14, 1998 between Prime Group Realty, L.P. and Connecticut General Life Insurance Company, as filed as exhibit 10.44 to the Company's Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
10.11	Promissory Note dated as of May 1, 1998 made by certain subsidiaries of Prime Group Realty Trust to CIBC, Inc., as filed as exhibit 10.42 to the Company's Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
10.12	Promissory Note dated as of May 14, 1998 made by American National Bank and Trust Company of Chicago, not personally but as trustee under trust agreement dated July 26, 1977 and known as Trust No. 40935 and American National Bank and Trust Company of Chicago, as successor trustee to First Bank, N.A., as successor trustee to National Boulevard Bank of Chicago, not personally, but solely as trustee under trust agreement dated September 27, 1976 and known as Trust No. 5602 to Connecticut General Life Insurance Company as filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
10.13	First Amendment to Tax Indemnification Agreement dated as of March 15, 2000 by and among Stephen Nardi, Narco Enterprises, Inc., Nardi Group Limited and Prime Group Realty, L.P., as filed as exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
10.14	Amended and Restated Employment Agreement dated as of September 1, 2000 among Prime Group Realty Trust, Prime Group Realty, L.P. and Jeffrey A. Patterson, as filed as exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.
10.15	Support and Standstill Agreement dated as of August 30, 2001 by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust and Prime Group Realty, L.P., as filed on August 31, 2001 under Schedule 14D9 and incorporated herein by reference.
10.16	Amended and Restated Support and Standstill Agreement dated as of September 14, 2001 by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust and Prime Group Realty, L.P., as filed on September 19, 2001 under Schedule 14D9-C and incorporated herein by reference.
10.17	Consent and Agreement dated as of November 16, 2001 by and among Prime Group Realty Trust, Prime Group Realty, L.P. and Cadim inc., as filed as exhibit 99.1 to our Current Report on Form 8-K (filed November 21, 2001, File No. 001-13589) and incorporated herein by reference.
10.18	Tax Indemnity Agreement dated November 17, 1997 by and among Prime Group Realty, L.P., Roland E. Casati and Richard A. Heise, as filed as exhibit 10.22 to our 2001 Annual Report on Form 10-K and incorporated herein by reference.

Exhibit Number	Description
10.19	First Amendment to Series A Preferred Securities Purchase Agreement dated as of February 22, 2002 among Prime Group Realty Trust, Prime Group Realty, L.P., and Security Capital Preferred Growth Incorporated, as filed as exhibit 99.1 to our Current Report on Form 8-K (filed February 28, 2002, File No. 001-13589) and incorporated herein by reference.
10.20*	Bonus Agreement dated as of May 20, 2002 by and between Louis G. Conforti, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
10.21*	Bonus Agreement dated as of May 20, 2002 by and between Jeffrey A. Patterson, Prime Group Realty Trust and Prime Group Realty, L.P. as filed as Exhibit 99.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
10.22*	Bonus Agreement dated as of May 20, 2002 by and between James F. Hoffman, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as Exhibit 99.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference
10.23	Securities Purchase and Exchange Agreement dated as of June 13, 2002 among Security Capital Preferred Growth Incorporated, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as Exhibit 99.1 to our Current Report on Form 8-K (filed June 14, 2002, File No. 001-13589) and incorporated herein by reference.
10.24	Form of Promissory Note from Prime Group Realty, L.P. in favor Security Capital Preferred Growth Incorporated, as filed as exhibit 99.2 to our Current Report on Form 8-K (filed June 14, 2002, File No. 001-13589) and incorporated herein by reference.
10.25	Form of Exchangeable Promissory Note from Prime Group Realty, L.P. in favor of Security Capital Preferred Growth, Incorporated, as filed as exhibit 99.3 to our Current Report on Form 8-K (filed June 14, 2002, File No. 001-13589) and incorporated herein by reference.
10.26	Form of Promissory Note from Prime Group Realty, L.P. in favor of Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.1 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.27	Form of Exchangeable Promissory Note from Prime Group Realty, L.P. in favor of Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.2 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.28	Amendment No. 1 to the Securities Purchase and Exchange Agreement dated as of July 16, 2002 by and among Security Capital Preferred Growth Incorporated, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as Exhibit 99.3 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.

Exhibit Number	Description
10.29	Registration Agreement dated as of July 16, 2002 by and between Prime Group Realty Trust and Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.4 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference
10.30	Series A-1 Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.5 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.31	Series A-2 Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.6 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.32	Series B Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.7 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.33	Series C Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.8 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.34	Reaffirmation and Amendment of Limited Guaranty (Loan to BRE/City Center L.L.C.) dated as of June 27, 2002 by and between Prime Group Realty, L.P. and Corus Bank N.A., as filed as Exhibit 99.13 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.35	Loan Agreement dated as of March 10, 2003 between Lehman Brothers Bank FSB and 330 N. Wabash Avenue, L.L.C., as filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.36	Promissory Note dated as of March 10, 2003 from 330 N. Wabash Avenue, L.L.C. in favor of Lehman Brothers Bank FSB, as filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.37	Guaranty dated as of March 10, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Bank FSB, as filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.38	Guaranty dated as of March 10, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Bank FSB, as filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.39	Guaranty dated as of March 10, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Bank FSB, as filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.

Exhibit Number	Description
10.40	Mezzanine Loan Agreement dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C. and LNR Eastern Lending, LLC, as filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.41	Omnibus First Modification to Mezzanine Loan Documents dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C., LNR Eastern Lending, LLC and Prime Group Realty, L.P., as filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.42	Omnibus Second Modification to Mezzanine Loan Documents dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C., LNR Eastern Lending, LLC, Dearborn Center, L.L.C. and Prime Group Realty, L.P., as filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.43	Omnibus Third Modification to Mezzanine Loan Documents dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C., LNR Eastern Lending, LLC, Dearborn Center, L.L.C. and Prime Group Realty, L.P., as filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.44	Mezzanine Note dated as of March 19, 2003 from Prime/Beitler Development Company, L.L.C. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.45	Guaranty of Completion and Indemnity dated as of March 19, 2003 by Prime Group Realty, L.P. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.46	Guaranty of Interest and Operating Costs dated as of March 19, 2003 by Prime Group Realty, L.P. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.47	Reserve Account Agreement dated as of March 19, 2003 by and among Dearborn Center, L.L.C., Bayerische Hypo- Und Vereinsbank AG, New York Branch, LNR Eastern Lending, LLC, Prime/Beitler Development Company, L.L.C. and Prime Group Realty, L.P., as filed as Exhibit 10.13 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.48	Non-Recourse Carveout Agreement dated as of March 19, 2003 by Prime Group Realty, L.P. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.14 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.

Exhibit Number	Description
10.49	Mezzanine Loan Agreement dated as of May 28, 2003 between Lehman Brothers Holdings Inc. and 330 N. Wabash Mezzanine, L.L.C., as filed as Exhibit 10.15 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.50	Promissory Note dated as of May 28, 2003 from 330 N. Wabash Mezzanine, L.L.C. in favor of Lehman Brothers Holdings Inc., as filed as Exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.51	Guaranty dated as of May 28, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Holdings Inc., as filed as Exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.52	Guaranty dated as of May 28, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Holdings Inc., as filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.53	Guaranty dated as of May 28, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Holdings Inc., as filed as Exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.54	Amendment to Loan Agreement dated as of May 28, 2003 between 330 N. Wabash Avenue, L.L.C. and Lehman Brothers Bank FSB, as filed as Exhibit 10.20 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.55	Omnibus Amendment to Loan Documents dated as of May 28, 2003 between 330 N. Wabash Avenue, L.L.C. and Lehman Brothers Bank FSB, as filed as Exhibit 10.21 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.56	Amendment to Guaranty dated as of May 28, 2003 between Prime Group Realty, L.P. and Lehman Brothers Bank FSB, as filed as Exhibit 10.22 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.57	Termination of $4,000,000 Mortgage Guaranty Note dated as of May 28, 2003 between Prime Group Realty, L.P. and Lehman Brothers Bank FSB, as filed as Exhibit 10.23 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.58	Contribution Agreement dated as of August 4, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.2 to our Current Report on Form 8-K (filed September 5, 2003, File No. 001-13589) and incorporated herein by reference.
10.59	First Amendment to Contribution Agreement dated as of August 18, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.3 to our Current Report on Form 8-K (filed September 5, 2003, File No. 001-13589) and incorporated herein by reference.

Exhibit Number	Description
10.60	Second Amendment to Contribution Agreement dated as of August 29, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.4 to our Current Report on Form 8-K (filed September 5, 2003, File No. 001-13589) and incorporated herein by reference.
10.61	Third Amendment to Contribution Agreement dated as of October 8, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.2 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.62	Amended and Restated Limited Liability Company Agreement of Dearborn Center, L.L.C. dated as of October 8, 2003 between UST XI Dearborn, Ltd. and Prime Group Realty, L.P., as filed as Exhibit 99.3 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.63	Management and Leasing Agreement dated as of October 8, 2003 by and between Dearborn Center, L.L.C. and Prime Group Realty Services, Inc., as filed as Exhibit 99.4 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.64	Earnout Guaranty dated as of October 8, 2003 by Estein & Associates USA, Ltd. for the benefit of Prime Group Realty, L.P., as filed as Exhibit 99.5 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.65	Indemnification Agreement dated as of October 8, 2003 by Prime Group Realty, L.P. for the benefit of UST XI Dearborn, Ltd. and Dearborn Center, L.L.C., as filed as Exhibit 99.6 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.66	Existing Tenant Improvements and Citadel Cash Escrow Agreement dated as of October 8, 2003 among Prime Group Realty, L.P., UST XI Dearborn, Ltd., Dearborn Center, L.L.C. and Near North Title Insurance Company, as filed as Exhibit 99.7 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.67	Promissory Note dated as of October 1, 2003 from Dearborn Center, L.L.C. to Landesbank Hessen-Thuringen Girozentrale, as filed as Exhibit 99.8 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.68	Loan Agreement dated as of October 1, 2003 by and between Dearborn Center, L.L.C. and Landesbank Hessen-Thuringen Girozentrale, as filed as Exhibit 99.9 to our Current Report on Form 8-K (filed October 23, 2003, File No. 001-13589) and incorporated herein by reference.
10.69	Employment Agreement dated October 29, 2003 among Prime Group Realty Trust, Prime Group Realty, L.P. and Richard M. FitzPatrick, as filed as Exhibit 10.75 to our Annual Report on Form 10-K (filed March 12, 2004, File No. 001-13589) and incorporated herein by reference.

Exhibit Number	Description
10.70	Consent and Agreement dated as of September 26, 2000 by Prime Group Realty Trust, and Prime Group Realty, L.P. in favor of Vornado PS, L.L.C., as filed as exhibit 99.7 to Vornado Realty Trust's Schedule 13D (filed November 2, 2001, File No. 005-51993) and incorporated herein by reference.
10.71	Environmental Escrow Agreement dated as of October 8, 2004 by and among Prime Group Realty, L.P., CenterPoint Properties Trust and Chicago Title and Trust Company, as filed as exhibit 99.4 to our Current Report on Form 8-K (filed October 15, 2004, File No. 001-13589) and incorporated herein by reference
10.72	Escrow Agreement dated as of October 8, 2004 by and among CenterPoint Properties Trust and Prime Group Realty, L.P. and Chicago Title and Trust Company, as filed as exhibit 99.5 to our Current Report on Form 8-K (filed October 15, 2004, File No. 001-13589) and incorporated herein by reference.
10.73	Second Amended and Restated Employment Agreement dated as of October 21, 2004 by and among Prime Group Realty Trust, Prime Group Realty, L.P. and Jeffrey A. Patterson, as filed as exhibit 10.1 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.
10.74	Amended and Restated Severance Agreement dated as of October 21, 2004 by and among Prime Group Realty Trust, Prime Group Realty, L.P. and James F. Hoffman, as filed as exhibit 10.2 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.
10.75	Amended and Restated Severance Agreement dated as of October 21, 2004 by and among Prime Group Realty Trust, Prime Group Realty, L.P. and Randel S. Waites, as filed as exhibit 10.3 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.
10.76	Amended and Restated Severance Agreement dated as of October 21, 2004 by and among Prime Group Realty Trust, Prime Group Realty, L.P. and Steve Baron, as filed as exhibit 10.4 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.
10.77	Amended and Restated Severance Agreement dated as of October 21, 2004 by and among Prime Group Realty Trust, Prime Group Realty, L.P. and Paul Del Vecchio, as filed as exhibit 10.5 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.
10.78	Letter dated April 6, 1998 by and between Prime Group Realty Trust and Roy Rendino, as filed as exhibit 10.6 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.
10.79	Letter dated October 21, 2004 by and between Prime Group Realty Trust and Roy Rendino, as filed as exhibit 10.7 to our Current Report on Form 8-K (filed October 22, 2004, File No. 001-13589) and incorporated herein by reference.

Exhibit Number	Description
10.80	Agreement and Plan of Merger dated October 27, 2004 by and among Prime/Mansur Investment Partners, LLC, Cumberland Blues Merger Sub, LLC, Cumberland Blues, LLC, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as exhibit 10.1 to our Current Report on Form 8-K (filed October 28, 2004, File No. 001-13589) and incorporated herein by reference.
10.81	Termination and Release Agreement dated November 9, 2004 by and between The Prime Group, Inc., Prime Group Partners, LLC and Prime Group Realty, LP.
10.82	Agreement and Plan of Merger dated February 17, 2005 by and among Prime Office Company, LLC, Prime Office Merger Sub LLC, Prime Office Merger Sub I, LLC, Prime Group Realty Trust and Prime Group Realty, L.P. as filed as exhibit 10.1 to our Current Report on Form 8-K (filed February 17, 2005, File No. 001-13589) and incorporated herein by reference.
12.1	Computation of Ratios of Earnings to Fixed Charges and Preferred Share Distributions
21.1	Subsidiaries of Registrant.
23.1	Consent of Independent Auditors.
31.1	Rule 13a-14(a) Certification of Jeffrey A. Patterson, President and Chief Executive Officer of Registrant.
31.2	Rule 13a-14(a) Certification of Richard M. FitzPatrick, Chief Financial Officer of Registrant.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Jeffrey A. Patterson, President and Chief Executive Officer of the Board of Registrant.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Richard M. FitzPatrick, Executive Vice President and Chief Financial Officer of Registrant.

---

* Management contracts or compensatory plan or arrangement required to be filed as an exhibit to this Report on Form 10-K pursuant to Item 14(b) of the Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 1, 2005.

PRIME GROUP REALTY TRUST

By: /s/ Richard M. FitzPatrick
Richard M. FitzPatrick
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Douglas Crocker, II Douglas Crocker, II	Chairman of the Board and Trustee	March 1, 2005
/s/ Jeffrey A. Patterson Jeffrey A. Patterson	President and Chief Executive Officer	March 1, 2005
/s/ Richard M. FitzPatrick Richard M. FitzPatrick	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2005
/s/ Roy P. Rendino Roy P. Rendino	Senior Vice President – Finance and Chief Accounting Officer (Principal Accounting Officer)	March 1, 2005
/s/ Ray H. D'Ardenne Ray H. D'Ardenne	Trustee	March 1, 2005
/s/ Jacque M. Ducharme Jacque M. Ducharme	Trustee	March 1, 2005
/s/ Daniel A. Lupiani Daniel A. Lupiani	Trustee	March 1, 2005
/s/ Stephen J. Nardi Stephen J. Nardi	Trustee	March 1, 2005
/s/ Christopher J. Nassetta Christopher J. Nassetta	Trustee	March 1, 2005

(PAGE INTENTIONALLY LEFT BLANK)

PRIME GROUP REALTY TRUST

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
Prime Group Realty Trust

We have audited the accompanying consolidated balance sheets of Prime Group Realty Trust as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of Prime Group Realty Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Group Realty Trust at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Prime Group Realty Trust's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2005 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Chicago, Illinois
February 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Trustees
Prime Group Realty Trust

We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting included at Item 9A, that Prime Group Realty Trust maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Prime Group Realty Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Prime Group Realty Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Prime Group Realty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of Prime Group Realty Trust and our report dated February 21, 2005 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Chicago, Illinois
February 21, 2005

PRIME GROUP REALTY TRUST
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31 2004	December 31 2003
Assets		
Real estate, at cost:		
Land	$ 124,100	$ 123,780
Building and improvements	494,742	491,558
Tenant improvements	62,452	56,499
Furniture, fixtures and equipment	9,927	10,096
	691,221	681,933
Accumulated depreciation	(107,440)	(88,090)
	583,781	593,843
Property held for development	1,588	1,588
	585,369	595,431
Properties held for sale	591	204,222
Investments in unconsolidated joint ventures	26,088	42,778
Cash and cash equivalents	71,731	32,608
Receivables, net of allowance of $1,985 and $259 at December 31, 2004 and December 31, 2003, respectively:		
Tenant	641	1,241
Deferred rent	18,934	16,764
Other	2,190	386
Restricted cash escrows	42,774	35,761
Deferred costs, net	16,255	16,593
Other	2,790	2,997
Total assets	$ 767,363	$ 948,781
Liabilities and Shareholders' Equity		
Mortgage notes payable	$ 427,445	$ 435,869
Mortgage notes payable related to properties held for sale	–	112,051
Bonds payable related to properties held for sale	–	24,900
Liabilities related to properties held for sale	–	17,630
Accrued interest payable	1,508	1,539
Accrued real estate taxes	25,861	24,610
Accrued tenant improvement allowances	4,884	10,973
Accounts payable and accrued expenses	9,184	8,276
Liabilities for leases assumed	9,957	13,792
Deficit investment in unconsolidated joint venture	4,087	5,168
Dividends payable	2,250	–
Other	17,609	8,832
Total liabilities	502,785	663,640
Minority interests:		
Operating Partnership	19,154	21,803
Shareholders' equity:		
Preferred Shares, $0.01 par value; 30,000,000 shares authorized:		
Series B – Cumulative Redeemable Preferred Shares, 4,000,000 shares designated, issued and outstanding	40	40
Common Shares, $0.01 par value; 100,000,000 shares authorized; 23,671,996 and 23,670,522 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	236	236
Additional paid-in capital	381,293	381,273
Accumulated other comprehensive loss	(468)	(2,917)
Distributions in excess of earnings	(135,677)	(115,294)
Total shareholders' equity	245,424	263,338
Total liabilities and shareholders' equity	$ 767,363	$ 948,781

See accompanying notes.

PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Year ended December 31		
	2004	2003	2002
Revenue:			
Rental	$ 65,479	$ 84,870	$ 70,397
Tenant reimbursements	42,934	50,435	43,714
Other property revenues	3,763	4,371	4,272
Services Company revenue	4,374	2,923	7,366
Total revenue	116,550	142,599	125,749
Expenses:			
Property operations	31,237	34,640	33,128
Real estate taxes	24,048	28,466	24,312
Depreciation and amortization	22,016	28,683	20,413
General and administrative	10,426	9,681	9,794
Services Company operations	3,768	2,582	4,811
Provision for asset impairment	–	1,948	6,203
Severance costs	322	701	2,525
Strategic alternative costs	2,374	485	1,561
Loss on tax indemnification	–	–	189
Total expenses	94,191	107,186	102,936
Operating income	22,359	35,413	22,813
(Loss) income from investments in unconsolidated joint ventures	(14,878)	(2,249)	810
Other income	1,617	1,296	1,380
Interest:			
Expense	(28,500)	(47,853)	(30,660)
Amortization of deferred financing costs	(1,667)	(6,957)	(3,691)
Loss from continuing operations before minority interests	(21,069)	(20,350)	(9,348)
Minority interests	3,458	6,453	9,683
(Loss) income from continuing operations	(17,611)	(13,897)	335
Discontinued operations, net of minority interests of $(873), $(6,512) and $21,030 in 2004, 2003 and 2002, respectively.	6,721	(21,674)	(29,759)
Loss before loss on sales of real estate	(10,890)	(35,571)	(29,424)
Loss on sales of real estate, net of minority interests of $64, $84 and $839 in 2004, 2003 and 2002, respectively	(493)	(646)	(1,197)
Net loss	(11,383)	(36,217)	(30,621)
Net income allocated to preferred shareholders	(9,000)	(9,000)	(11,280)
Net loss available to common shareholders	$ (20,383)	$ (45,217)	$ (41,901)
Basic and diluted earnings available to common shares per weighted-average common share:			
Loss from continuing operations	$ (1.12)	$ (1.14)	$ (0.70)
Discontinued operations, net of minority interests	0.28	(1.08)	(1.90)
Loss on sales of real estate, net of minority interests	(0.02)	(0.03)	(0.07)
Net loss available per weighted-average common share of beneficial interest –basic and diluted	$ (0.86)	$ (2.25)	$ (2.67)
Comprehensive loss:			
Net loss	$ (11,383)	$ (36,217)	$ (30,621)
Other comprehensive loss – interest rate protection agreements			
Net unrealized (losses) gains arising during the year	(145)	(63)	6,116
Equity in unrealized gains (losses) arising during the year – unconsolidated entities	–	2,542	(1,344)
Losses reclassified into earnings from other comprehensive income – unconsolidated entities	2,594	612	275
Comprehensive loss	$ (8,934)	$ (33,126)	$ (25,574)

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(DOLLARS IN THOUSANDS, EXCEPT FOR SHARE/UNIT AND PER SHARE AMOUNTS)

	Series B Preferred Shares	Common Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	(Distributions in Excess of) Retained Earnings	Total
Balance at January 1, 2002	$ 40	$ 157	$ 329,390	$ (11,055)	$ (36,426)	$ 282,106
Amortization of restricted stock awards	–	–	304	–	–	304
Net loss	–	–	–	–	(30,621)	(30,621)
Series B - preferred share dividends declared ($2.25 per share)	–	–	–	–	(9,000)	(9,000)
Series A - preferred share dividends declared ($1.51 per share)	–	–	–	–	(3,030)	(3,030)
Net unrealized gain on derivative instruments	–	–	–	5,047	–	5,047
Issuance of stock warrants	–	–	633	–	–	633
Balance at December 31, 2002	40	157	330,327	(6,008)	(79,077)	245,439
Conversion of 7,980,899 common units to common shares (one for one)	–	79	50,852	–	–	50,931
Amortization of restricted stock awards	–	–	94	–	–	94
Net loss	–	–	–	–	(36,217)	(36,217)
Net unrealized gain on derivative instruments	–	–	–	3,091	–	3,091
Balance at December 31, 2003	40	236	381,273	(2,917)	(115,294)	263,338
Amortization of restricted stock awards	–	–	20	–	–	20
Net loss	–	–	–	–	(11,383)	(11,383)
Series B – preferred share dividends declared ($2.25 per share)	–	–	–	–	(9,000)	(9,000)
Net unrealized gain on derivative instruments	–	–	–	2,449	–	2,449
Balance at December 31, 2004	$ 40	$ 236	$ 381,293	$ (468)	$ (135,677)	$ 245,424

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Year ended December 31		
	2004	2003	2002
Operating activities			
Net loss	$ (11,383)	$ (36,217)	$ (30,621)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of discount on notes payable	–	343	290
Amortization of costs for leases assumed (included in rental revenue)	288	2,968	836
(Gain) loss on sales of real estate ((gain) loss of $(10,287), $(2,348) and $2,447 in 2004, 2003 and 2002, respectively, included in discontinued operations)	(5,382)	(1,618)	4,483
Depreciation and amortization (including discontinued operations)	29,558	42,575	39,805
Provision for asset impairment (asset impairments of $43,405 and $58,322 in 2003 and 2002, respectively, included in discontinued operations)	–	45,353	64,525
Net equity in loss (income) from investments in unconsolidated joint ventures	14,878	2,249	(810)
Minority interests (including discontinued operations and loss on sales of real estate)	(2,649)	(25)	(31,552)
Changes in operating assets and liabilities (including discontinued operations):			
Increase in receivables	(2,736)	(783)	(808)
Decrease (increase) in other assets	727	(77)	582
(Decrease) increase in accrued interest payable	(65)	(5,553)	3,333
(Decrease) increase in accrued real estate taxes	(595)	4,631	2,480
(Decrease) increase in accounts payable and accrued expenses	(4,575)	5,223	(9,229)
Increase (decrease) in other liabilities	4,042	(2,194)	(994)
Net cash provided by operating activities	22,108	56,875	42,320
Investing activities			
Expenditures for real estate and equipment	(15,950)	(104,472)	(124,054)
Proceeds received under environmental indemnification	3,100	–	–
Proceeds from sales of real estate	134,169	430,254	26,596
Decrease (increase) in restricted cash escrows (including discontinued operations)	3,424	(13,483)	13,187
Leasing costs	(7,761)	(20,201)	(13,770)
Proceeds from assignment of joint venture interest	–	–	22,969
Loan to unconsolidated joint venture	(588)	–	–
Net distributions from (contributions to) unconsolidated joint ventures	219	4,634	(879)
Net cash provided by (used in) investing activities	116,613	296,732	(75,951)

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

	Year ended December 31		
	2004	2003	2002
Financing activities			
Financing costs	$ (755)	$ (4,838)	$ (2,950)
Proceeds from mortgage notes payable	67,000	195,000	20,448
Repayment of mortgage notes payable	(159,093)	(318,763)	(35,310)
Repayment of bonds payable	–	–	(27,150)
Proceeds from construction financing	–	97,155	102,561
Repayment of construction financing	–	(305,353)	–
Series A – preferred shares repurchase	–	–	(5,000)
Dividends paid to Series B – preferred shareholders	(6,750)	–	(9,000)
Dividends paid to Series A – preferred shareholder	–	–	(750)
Net cash (used in) provided by financing activities	(99,598)	(336,799)	42,849
Net increase in cash and cash equivalents	39,123	16,808	9,218
Cash and cash equivalents at beginning of year	32,608	15,800	6,582
Cash and cash equivalents at end of year	$ 71,731	$ 32,608	$ 15,800

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

During the years ended December 31, 2004, 2003 and 2002, we sold the following net assets:

	Year ended December 31		
	2004	2003	2002
Real estate, net	$ 156,487	$ 435,784	$ 145,948
Deferred rent receivable	3,426	3,222	2,826
Deferred costs, net	2,507	38,963	2,196
Restricted escrows	27,198	2,526	3,842
Mortgage notes payable assumed by buyer	(28,382)	–	(113,085)
Bonds payable assumed by buyer	(24,900)	–	(5,100)
Accrued real estate taxes	(5,173)	(9,644)	(6,089)
Other liabilities and assets, net	(6,724)	1,908	362
Net assets	124,439	472,759	30,900
Equity investment in unconsolidated entity retained(1)	–	(44,123)	–
Net assets sold	124,439	428,636	30,900
Proceeds from sales of real estate	134,169	430,254	26,596
Gain (loss) on sales of real estate(2)	$ 9,730	$ 1,618	$ (4,304)

(1) Represents our 30% subordinate common equity in the Bank One Center joint venture.

(2) $10.3 million and $2.3 million of gain and $2.4 million of loss on sale of real estate during the years ended December 31, 2004, 2003 and 2002, respectively, are included in discontinued operations. For the year ended December 31, 2004, the $10.3 million gain includes $4.3 million of non-cash allocated costs.

The following represents supplemental disclosure of significant noncash activity for the years ended December 31, 2004, 2003, and 2002:

	Year ended December 31		
	2004	2003	2002
Real estate basis reduction due to the exchange of Operating Partnership common units for common shares	$ –	$ (24,614)	$ –
Deferred leasing cost reduction due to the exchange of Operating Partnership common units for common shares	–	(1,272)	–
Real estate additions through the issuance of partnership units to minority interest	–	–	3,210
Real estate additions through the increase in accrued interest payable on construction financing	–	–	8,162
Real estate additions through the increase in accrued tenant improvement allowances	–	–	23,577
Mortgage notes payable reduction through assumption of debt by purchaser of sold properties	28,382	–	113,085
Bonds payable reduction through assumption of debt by purchaser of sold property	24,900	–	5,100
Repurchase of Series A preferred shares through the issuance of notes payable	–	–	35,000
Dividends paid to Series A preferred shares through the issuance of notes payable	–	–	2,280
	$ 53,282	$ (25,886)	$ 190,414

See accompanying notes.

1. Summary of Significant Accounting Policies

Formation and Organization of the Company

We were organized in Maryland on July 21, 1997 and intend to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, for Federal income tax purposes. On November 17, 1997, we completed our initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (the "Operating Partnership") in exchange for preferred and common partnership interests.

We are the sole general partner of the Operating Partnership and own all of the preferred units and 88.5% of the common units issued at December 31, 2004 and 2003. Each preferred unit and common unit entitles us to receive distributions from the Operating Partnership. Distributions declared or paid to holders of preferred shares and common shares are based upon such distributions we receive with respect to our preferred and common units.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in corporations and partnerships in which we do not have a controlling financial interest but do have significant influence or a majority interest are accounted for under the equity method of accounting. To the extent that our recorded share of losses exceeds our investment in an unconsolidated corporation or partnership, we reflect a deficit investment as a liability in our consolidated financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"), which requires the consolidation of an entity by an enterprise (i) if that enterprise, known as a "primary beneficiary", has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both and (ii) if the entity is a variable interest entity, as defined by Interpretation 46. We adopted Interpretation 46 in the fourth quarter of 2003 and it did not have any effect on our financial statements.

Our consolidated financial statements include the Operating Partnership and the other entities in which we have control or from which we receive all economic benefits. We have significant controlling financial interests in the Continental Towers office building located at 1701 Golf Road in Rolling Meadows, Illinois through our ownership of a second mortgage note secured by this property and we consolidate this property.

Significant intercompany accounts and transactions have been eliminated in consolidation.

1. Summary of Significant Accounting Policies (continued)

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation, with no effect on our consolidated financial position or results of operations.

We have one primary reportable segment consisting principally of our ongoing ownership and operation of eleven office properties and one industrial property located in the Chicago area and leased through operating leases to unrelated third parties. Substantially all depreciation and interest expense reflected in the consolidated financial statements presented herein relate to our ownership of our properties.

Real Estate

Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets, which are as follows:

Buildings	40 years
Building improvements	10 to 30 years
Tenant improvements	Term of related leases
Furniture and equipment	3-10 years

Development costs, which include land acquisition costs, construction costs, fees and other costs incurred in developing new properties, are capitalized as incurred. Interest, financing costs, real estate taxes, other direct costs and indirect costs (including certain employee compensation costs and related general and administrative expenses) incurred during development periods are capitalized as a component of the building costs. These costs continue to be capitalized, to the extent they relate to vacant space, for one year following the date the development is placed in service. Subsequent to the one-year period, these costs are fully expensed as incurred. Upon completion of construction, development costs are included in buildings and improvements and are depreciated over the useful lives of the respective properties on a straight-line basis.

Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 144"), we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less costs to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. Property held for future development and property under development are also evaluated for impairment. Impairment is determined for development costs associated with property held for future development and property under development based upon management's assessment that these costs have no future value.

1. Summary of Significant Accounting Policies (continued)

Sales of Real Estate

In accordance with SFAS No. 66, "Accounting for Sales of Real Estate", we recognize gains on sale of real estate using the full accrual method upon sale, provided the sales price is reasonably assured and we are not obligated to perform significant activities after the sale. However, when we agree to assume responsibility for re-leasing sold properties for a period beyond the date of sale and where we use estimates to support our intent to mitigate our net liability, we defer recognition of the gain on sale of real estate until such time as we can more reasonably determine our actual liability with executed subleases.

In accordance with SFAS 144, net income and gain (loss) on sales of real estate for properties sold or properties held for sale are reflected in our Consolidated Balance Sheets and Statements of Operations as "discontinued operations" for all years presented.

Cash Equivalents

We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Costs

Costs incurred in connection with financings, refinancings or debt modifications are capitalized as deferred financing costs and are amortized on the straight-line method over the lives of the related loans. Leasing commissions, lease assumption costs and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and are amortized on the straight-line method over the terms of the related lease agreements. Upon the early extinguishment of debt, remaining deferred financing costs associated with the extinguished debt are fully amortized.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts on a tenant-by-tenant basis using the specific identification method. As a result, we recorded a provision of $1.7 million, $0.3 million and $0.8 million for years ended 2004, 2003 and 2002, respectively.

Leases Assumed

In connection with certain tenant leases, we have assumed the liability for the remaining terms of the tenants' existing leases in their previous location. We have recorded a liability for the difference between the total remaining costs for leases assumed and the expected benefits from actual and estimated future subleasing of the assumed lease obligations. The related incentive to the lessee has been capitalized as a deferred cost and is being amortized as a reduction of rental revenue over the life of the respective lease. The deferred cost and related liability are adjusted prospectively for changes in the estimated benefits from subleases.

Rental Revenue

Rental revenue is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. Differences between rental revenue earned and amounts due per the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as rent received in advance and are included in other liabilities. Lease termination income (included in rental revenue) represents amounts received from tenants in connection with the early termination of their remaining lease obligation reduced by any outstanding tenant receivables (including deferred rent receivable). Unamortized tenant improvements, deferred lease commissions and leasing costs related to terminated leases are recorded as additional depreciation and amortization expense upon lease termination.

Interest Rate Protection Agreements

In the normal course of business, we are exposed to the effect of interest rate changes. We limit these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with our leasing income and other financial assets with interest rates on related debt and to manage the cost of borrowing obligations. These are principally entered into to comply with requirements under certain of our loan agreements.

We have a policy of only entering into derivative contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, we have not sustained a material loss from those instruments nor do we anticipate any material adverse effect on our net income or financial position in the future from the use of derivatives.

We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with the hedge of an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures, unless the instrument is redesignated as a hedge of another transaction. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period in earnings.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Interest rate hedges that are designated as cash flow hedges, hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains and losses are reported in accumulated other comprehensive income. Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification is consistent when the hedged items are also recognized in earnings. Within the next twelve months, we expect to reclassify to earnings approximately $0.3 million of amounts held in accumulated other comprehensive income. If a derivative instrument is terminated or the hedging transaction is no longer determined to be effective, amounts held in accumulated other comprehensive income are reclassified into earnings over the term of the future cash outflows on the related debt.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"), established accounting and reporting standards for derivative instruments. Specifically SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The Financial Accounting Standards Board also issued guidance on the accounting for options used as hedges under SFAS 133. Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in accumulated other comprehensive loss on the balance sheet. Any unrealized gains or losses due to changes in market value of options, such as interest rate caps, have been recorded in comprehensive loss.

On December 31, 2004 and 2003, we reported our derivative instruments at their fair value as other assets of $613 and $0.2 million, and accumulated other comprehensive loss of $0.5 million and $2.9 million, respectively. We also recorded an increase in deficit investment in unconsolidated joint venture of $2.6 million for the year ended December 31, 2003. We incurred total comprehensive losses of $8.9 million ($0.38 per weighted average share), $33.1 million ($1.65 per weighted average share) and $25.6 million ($1.63 per weighted average share) for the years ended December 31, 2004, 2003 and 2002, respectively.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS includes the potentially dilutive effect, if any, which would occur if outstanding: (i) common share options were exercised; (ii) limited partner common units in the Operating Partnership were exchanged for common shares; (iii) common share grants were fully-vested; (iv) common share warrants were exercised; and (v) convertible preferred shares were converted into common shares.

Stock Based Compensation

We account for common share option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is to be recognized for the common share option grants when the exercise price of the options equals the market price of the underlying shares at the date of grant. Under our Share Incentive Plan (the "Plan"), the measurement date is the market price of the underlying shares on the day prior to the date of grant. We have not recorded any compensation expense as the market price differential between the dates has been nominal.

1. **Summary of Significant Accounting Policies (continued)**

On December 16, 2004, FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123 (R)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) required all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

3. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

4. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt Statement 123 using the modified prospective method.

Adoption of Statement 123(R) is not anticipated to have a material impact on our results of operations or our financial position.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986 ("the Code"), as amended. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute at least 90% of our REIT taxable income to our shareholders. REITs are subject to a number of organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

As of December 31, 2004, for income tax purposes, our real estate had a gross and net basis of $450.1 million and $387.2 million, respectively, mortgage notes receivable had a tax basis of $71.4 million, deferred costs had a gross and net basis of $31.4 million and $16.3 million, respectively, and deferred rent receivable had no tax basis. Our investment in unconsolidated real estate joint ventures, for income tax purposes, had a net basis of $42.7 million.

We account for income taxes payable by the Services Company in accordance with SFAS No. 109,"Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary

1. Summary of Significant Accounting Policies (continued)

differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We evaluate quarterly the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax asset. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

The Services Company recorded a tax provision of $1.1 million during 2004 and at December 31, 2004, had a current and deferred tax liability of $34,000 and $30,000, respectively. During 2003, the Services Company recorded a tax provision of $0.4 million and had deferred tax assets in excess of deferred tax liabilities of $1.0 million (included in other assets).

Severance Costs

For the year ended December 31, 2004, severance costs of $0.3 million were incurred primarily resulting from the retirement of Mr. Stephen J. Nardi as our Chief Executive Officer and Chairman of our Board. Severance costs for the year ended December 31, 2003 of $0.7 million resulted from the termination of Mr. Louis G. Conforti, our former Chief Financial Officer. For the year ended December 31, 2002, severance costs of $2.5 million resulted primarily from the resignations of our former Chairman and our former Chief Executive Officer, as well as a reduction of corporate management and support staff.

Strategic Alternative Costs

Strategic alternative costs relate to legal, consulting, and professional fees incurred. In December 2002, our Board approved the engagement of two investment banks as our financial advisors to assist in the evaluation of our strategic alternatives, including, but not limited to, a sale, merger or other business combination involving the Company, or a sale of some or all of our assets. On February 16, 2005, we entered into an amendment to our engagement letter with one of these advisors, Wachovia Capital Markets, LLC ("Wachovia"), extending their engagement through December 20, 2005. The engagement of our other financial advisor expired in December 2003.

Strategic alternative costs for the year ended December 31, 2004 includes an accounts receivable reserve for $0.9 million. The receivable reserve relates to a prior master lease obligation due from Mr. Nardi, which is payable solely from future common dividends/distributions. Due to the uncertainty of future dividend/distribution payments as a result of our pursuit of strategic alternatives, a reserve has been established for this amount.

2. Asset Impairments

During 2004, 2003 and 2002, we recorded the following provisions for asset impairments:

	December 31		
	2004	2003	2002
	(dollars in thousands)		
Operating properties (1)	$ –	$ 900	$ –
Investment in unconsolidated entities (2)	–	–	495
Property under development (3)	–	1,048	5,708
	–	1,948	6,203
Discontinued operations (4)	–	43,405	58,322
	$ –	$ 45,353	$ 64,525

(1) In 2003, we admitted a new 70% joint venture partner to the joint venture which owns the Bank One Center office building. We recorded an asset impairment of $0.9 million in 2003 representing the difference between our equity in the property and the equity value determined by the acquisition price paid by our joint venture partner for the 70% interest, net of estimated transaction costs.

(2) On August 23, 2002, we transferred our interest in a joint venture to another joint venture partner and recorded an asset impairment of $0.5 million related to our investment in that unconsolidated entity.

(3) During 2003 and 2002, we abandoned or curtailed various development projects and recorded asset impairments of $1.0 million and $4.2 million, respectively. We also recorded asset impairments of $1.0 million in 2002, related to certain costs for other development projects that we determined no longer had value to the project. In addition, we placed one of the development projects on hold and, as a result, the remaining costs, other than those attributable to the fair value of the land, were determined to have no value resulting in additional asset impairment of $0.5 million in 2002.

(4) Discontinued operations for the years ended December 31, 2003 and 2002 include provisions for asset impairment related to properties held for sale or sold. See Note 9 – Discontinued Operations to these Consolidated Financial Statements for a description of these asset impairments.

3. Deferred Costs

Deferred costs consist of the following:

	December 31	
	2004	2003
	(dollars in thousands)	
Financing costs	$ 10,220	$ 12,508
Leasing costs	21,135	18,421
	31,355	30,929
Less: Accumulated amortization	(15,100)	(14,336)
	$ 16,255	$ 16,593

4. Mortgage Notes and Bonds Payable

Mortgage notes and bonds payable consisted of the following:

	December 31 2004	December 31 2003
	(dollars in thousands)	
Mortgage Notes Payable (1), (2):		
Mortgage notes payable to various financial institutions, collateralized by various properties, interest at fixed rates ranging from 5.43% to 8.76% per annum, with principal and interest payable monthly on dates ranging from 2005 through 2013. The weighted average rate at December 31, 2004 was 7.02%	$ 232,445	$ 200,012
Mortgage notes payable to various financial institutions, collateralized by various properties, interest at variable rates ranging from LIBOR (2.40% at December 31, 2004) plus 143 basis points to LIBOR plus 570 basis points per annum, with interest payable monthly through March 9, 2006. The weighted average rate at December 31, 2004 was 5.25%	195,000	347,908
Total mortgage notes payable	$ 427,445	$ 547,920
Bonds Payable: (3):		
Variable rate tax-exempt bonds issued by various state and local government authorities	$ –	$ 24,900

(1) The mortgage notes payable are subject to various operating and financial covenants. In addition, we are required to periodically fund and maintain escrow accounts to make future real estate tax and insurance payments, as well as to fund certain tenant releasing costs and capital expenditures. These are included in restricted cash escrows.

(2) All of our operating real estate assets and mortgage notes receivable, except for our 280 Shuman Boulevard property, have been pledged as collateral for our mortgage notes payable.

(3) Under the terms of the bond loan agreements, we made interest-only payments monthly, calculated using a floating weekly rate determined by the remarketing agent of the bonds. The rates ranged from 0.96% to 1.78% during 2004, 0.78% to 1.56% during 2003 and 1.20% to 2.02% during 2002. Under the terms of a $25.2 million letter of credit facility that provided support for these bonds, we were required to maintain, on a quarterly basis, a cash collateral escrow. As of December 31, 2003, we had deposited $4.0 million into the cash collateral escrow which was subsequently released in 2004 upon assumption of the bonds by the purchaser of the properties which served as collateral for these bonds. The obligation for these bonds was transferred to the purchaser in conjunction with the sale of the majority of our industrial properties.

On January 15, 2004, we acquired fee title ownership to the 180 North LaSalle Street office building for a $0.1 million payment. We had previously consolidated the operations of this property in 2003 and 2002 since we had the economic risks and rewards of ownership through our interest in the second mortgage encumbering this property. We also held subordinate interests in the first mortgage interest in the property. Simultaneous with our acquisition of fee title ownership in 180 North LaSalle Street, we refinanced the property with the proceeds of a first mortgage loan in the principal amount of $67.0 million. The loan accrues interest at a fixed

4. Mortgage Notes and Bonds Payable (continued)

interest rate of 5.43% per year and matures February 1, 2011, with principal and interest payments based upon a 30-year amortization period.

At closing of the loan, we funded leasing and capital replacement reserves of $5.1 million from proceeds and a $2.7 million leasing escrow was released at closing. We also agreed to fund into the leasing reserve escrow an additional $0.1 million per month for 36 months beginning March 2004. The amounts in the reserves can be drawn by us to pay for approved leasing expenditures relating to the property. The loan documents also require us to fund approximately $13,000 per month beginning March 2004 into a capital replacement reserve to be used for approved capital expenditures at the property. We used a portion of the proceeds of the loan to repay the pre-existing third-party debt encumbering the property of $60.0 million, fund the reserve escrows and pay closing costs. After these payments, we received approximately $4.2 million of net proceeds.

Prior to the closing of the sale of our 33 West Monroe Street property, we provided substitute collateral to the lender which held the existing $11.5 million mezzanine loan relating to this property. The substitute collateral consisted of a pledge of ownership interests in the entity owning our 180 North LaSalle Street property. In connection with the pledge, we funded an escrow of $750,000 to the first mortgage lender at 180 North LaSalle Street as additional collateral to secure any costs it may have incurred in the future relating to the mezzanine loan. In conjunction with the closing of the sale of a portion of our industrial portfolio and repayment of the mezzanine loan, the escrow has been returned to us and the minimum cash balance requirement if no longer required.

Concurrent with the sale of our 33 West Monroe Street property on April 16, 2004, we used a portion of the proceeds of the sale and approximately $20.0 million of a leasing escrow held by the existing lender to repay the existing first mortgage debt having an outstanding principal balance of $59.3 million, plus accrued interest of $0.2 million.

In October and November 2004, the sale of our industrial portfolio was consummated, which resulted in the repayment of $11.8 million of debt and the assumption by the purchaser of $53.3 million of property level debt. In addition, we utilized a portion of the proceeds from the sale to repay $10.9 million of mezzanine financing secured by our 180 North LaSalle Street property and $11.9 million of mezzanine financing secured by our 208 South LaSalle Street and 800-810 Jorie Boulevard properties.

Interest Rate Protection Agreement. We have entered into the following interest rate cap agreement:

Loan Associated with	Notional Amount as of December 31, 2004	Capped LIBOR Rate	Effective Date	Expiration Date
IBM Plaza:				
First Mortgage/Mezzanine Loans	$195,000,000	6.60%	2/21/03	3/15/06

No amounts were received under the terms of any interest rate protection agreements in 2004, 2003 and 2002.

4. Mortgage Notes and Bonds Payable (continued)

Amortization of Principal. During 2004, we made payments totaling $5.2 million for amortization of principal for loans on various properties.

Other. We have provided guarantees of escrow balances, certain expenses and in some cases principal balances with regard to certain mortgages and notes payable. In addition, as of December 31, 2004, guarantees related to unconsolidated joint ventures totaled $4.9 million.

We allowed a lender to securitize the loan secured by our 180 North LaSalle Street property by utilizing a Real Estate Mortgage Investment Conduit ("REMIC") in October 2001. The lender transferred the first mortgage loan to the REMIC. The principal amount of the REMIC was $113.7 million and was composed of three classes of certificate holders. Class "A" certificates represented the original first mortgage holder owning a $60.0 million priority interest, Class "B" certificates which were owned by us and represented a $53.7 million interest subordinate to the Class "A" certificates, and the Class "R" certificates represented any residual amounts due to us upon any sale of the property should net proceeds exceed $113.7 million. The interest rate on the Class "A" certificate was LIBOR plus 3.75% and the interest note on the Class "B" certificate was equal to the difference between (i) 16.22% and (ii) the product of LIBOR multiplied by 1.1179. Our Services Company acted as the loan servicer for the REMIC and we accounted for our ownership interest on a consolidated basis. On January 15, 2004, we refinanced the REMIC with the proceeds of a first mortgage loan and, concurrent with the loan closing, acquired fee title ownership in the property.

Certain mortgage notes payable are subject to various financial covenants including minimum net worth and debt service coverage ratios. In addition, certain loans contain cross-default provisions whereby a default under the covenants related to one loan agreement would also result in a default under the provisions of one or more loans. See Note 5 – Debt Covenants to these Consolidated Financial Statements for a description of our various debt covenants.

The following represents our future minimum principal payments due on our mortgage notes payable outstanding at December 31, 2004 (dollars in thousands):

Year Ending December 31	Amount
2005	$ 3,997
2006	199,290
2007	4,604
2008	19,210
2009	7,344
Thereafter	193,000
	$ 427,445

Our IBM Plaza property has first and second mortgage loans in the amounts of $130.2 million and $64.8 million, respectively. Both loans have maturity dates of March 9, 2006, with extension options. If the first extension option is exercised, the maturity date will be extended to March 9, 2007. If the second extension option is subsequently exercised, the maturity date will be extended to March 9, 2008. We must give the lender 30 days written notice of our intent to extend the loans and must exercise the extension not later than five business days before the maturity date and pay the applicable extension fee of 0.25% of the outstanding loan balance.

The mortgage loan secured by our Continental Towers property in the principal amount of $66.0 million at December 31, 2004, matures January 5, 2013. However, the loan agreement provides that, upon notification to us, the lender may modify the loan's interest rate and other major loan terms on or before April 30, 2005. If we determine the revised terms are not

4. Mortgage Notes and Bonds Payable (continued)

acceptable to us, the loan may be repaid at that time without penalty. We have received notice from our lender concerning the modifications and are currently in discussions with potential lenders concerning the refinancing of this property's mortgage note.

During the years ended December 31, 2003 and 2002, we wrote-off unamortized deferred financing costs related to debt refinancings of $3.2 million and $0.8 million, respectively (included in amortization of deferred financing costs). These write-offs resulted from mortgage notes payable, bonds payable and a line of credit that were repaid or refinanced. During 2004, 2003 and 2002, we wrote-off unamortized deferred financing fees related to debt that was paid as a result of the sale of properties, which is included in discontinued operations. (See Note 9—Discontinued Operations to these Consolidated Financial Statements).

Total interest paid on mortgage notes payable, bonds payable and construction financing was $32.0 million, $78.7 million and $62.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, we capitalized interest expense of $3.7 million and $29.9 million, respectively, to development projects. No capitalization of interest occurred in the year ended December 31, 2004.

5. Debt Covenants

In order to obtain certain covenant modifications in 2002 related to our original construction and mezzanine loans for Bank One Center, we agreed with the Bank One Center lenders to establish an escrow account (the "Citadel Escrow") to secure the payment of certain costs associated with the subleasing of the space leased by Citadel Investment Group, L.L.C. ("Citadel") at the One North Wacker Drive office building ("One North Wacker Drive") located in downtown Chicago, Illinois. This obligation (the "Citadel Reimbursement Obligation") was undertaken by us in connection with Citadel's lease of space in Bank One Center. See Note 14–Commitments and Contingencies to these Consolidated Financial Statements for description of our Citadel Reimbursement Obligation. We also agreed, beginning January 2003, to make monthly escrow payments of $1.0 million per month to an account to be used to pay these costs. We pre-funded $4.0 million of these costs into the escrow which were subsequently applied to the monthly payments for June, July, August and September of 2003.

On March 19, 2003, we refinanced the Bank One Center mezzanine loan with the proceeds of a $75.0 million mezzanine loan and $1.5 million of our funds. In conjunction with this refinancing, the construction lender and new mezzanine lender restructured our escrow deposit obligations relating to the Citadel Reimbursement Obligation as follows. Prior to the closing of the mezzanine loan, the construction lender held $12.6 million in escrows relating to the Bank One Center project. At the closing of the new mezzanine loan, all of these funds were deposited into a new account held by the construction lender (the "New Citadel Escrow"). Additionally, we were required to make additional monthly deposits into the New Citadel Escrow in the amount of $0.8 million per month beginning in April 2003 and continuing through and including January 2004. Upon Citadel's occupancy at Bank One Center in May 2003, the construction lender deposited a $0.5 million leasing commission due and payable to us in connection with the Citadel lease into the New Citadel Escrow. Upon satisfaction of certain conditions contained in the construction and mezzanine loan documents, funds in the New Citadel Escrow were to be used in the future to pay for certain tenant improvement and leasing commission costs associated with the subleasing of the Citadel space at One North Wacker Drive and, after February 1, 2004, to pay for the Citadel Reimbursement Obligation. Simultaneous with the admittance of our joint venture partner to the joint venture which owns Bank One Center, the joint venture closed on a new $270.0 million mortgage loan with a new lender, $247.5 million of which was funded at

5. Debt Covenants (continued)

closing. Immediately prior to closing on the refinancing, the balance in the New Citadel Escrow was approximately $15.2 million. Simultaneous with closing, $2.3 million of the funds in the New Citadel Escrow were released to us leaving a balance of approximately $12.9 million. Subsequent to closing in 2003 and in 2004, $1.3 million and $2.3 million, respectively, were released to us as reimbursement for funds we disbursed related to the Citadel Reimbursement Obligation. The balance of the New Citadel Escrow was $9.5 million and $11.7 million at December 31, 2004 and 2003, respectively.

The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels, limits as to recourse indebtedness and other financial covenants. In some past quarters, we have failed to meet certain of these covenants and after negotiations with our lenders (and in certain instances, after agreeing to post additional cash collateral, provide other security and/or otherwise modify the terms of the relevant loans) we have obtained the necessary loan modifications and/or waivers. As a result of the repayment of indebtedness and debt assumptions from the sale of substantially all of our industrial portfolio in October and November 2004, certain covenants that we had previously failed, are no longer in effect. As of December 31, 2004, we are in compliance with the requirements of all of the remaining financial covenants.

Certain loans contain cross-default provisions whereby a default under the covenants related to one loan agreement would also result in a default under the provisions of one or more other loans. Failure to meet a covenant could result in a requirement for a principal paydown, accelerated maturity, increased interest rate, additional collateral or other changes in terms.

6. Leases

We have entered into lease agreements with tenants with lease terms ranging month-to-month to twenty years at lease inception. The leases generally provide for tenants to share in operating expenses and real estate taxes, although some leases only provide for sharing amounts in excess of specified base amounts. Approximately 34%, 20% and 30% of rental revenue for the years ended December 31, 2004, 2003 and 2002, respectively, was received from five tenants.

The total future minimum rentals to be received by us under noncancelable operating leases in effect at December 31, 2004, exclusive of tenant reimbursements and contingent rentals, are as follows (dollars in thousands):

Year Ending December 31	Amount
2005	$ 64,785
2006	56,049
2007	46,010
2008	40,830
2009	35,656
Thereafter	70,067
	$ 313,397

As a part of lease agreements entered into with certain tenants, we assumed those tenants' leases at their previous locations and subsequently executed subleases for certain of the assumed lease space. See Note 14—Commitments and Contingencies to these Consolidated Financial Statements for a description of these obligations.

6. Leases (continued)

Future minimum rental payments (exclusive of tenant reimbursements) to be paid by us under leases assumed, net of subleases executed through December 31, 2004, are as follows:

Year Ending December 31	Gross Amount	Executed Subleases	Net Amount
	(dollars in thousands)		
2005	$ 7,988	$ 5,472	$ 2,516
2006	6,863	5,509	1,354
2007	5,221	4,400	821
2008	5,310	4,479	831
2009	5,098	3,928	1,170
Thereafter	14,213	11,030	3,183
	$ 44,693	$ 34,818	$ 9,875

We have an operating lease with the joint venture which owns the 77 West Wacker Drive property for our corporate office space, as well as equipment leases at various other properties. Future minimum lease payments to be paid by us on this operating lease obligation in effect at December 31, 2004 are as follows:

Year Ending December 31 (dollars in thousands)	Amount
2005	$ 578
2006	158
2007	133
2008	124
2009	123
Thereafter	1,151
	$ 2,267

In February 2003, we entered into lease termination agreements with Arthur Andersen LLP ("Arthur Andersen") whereby Arthur Andersen was released from its remaining lease obligations at two of our properties subsequent to December 31, 2002 in exchange for total termination payments consisting of $32.4 million for the 33 West Monroe Street property lease and $1.1 million for the IBM Plaza property lease. The agreements also provided we could retain previously paid rent for the month of January 2003 which was recorded as rental revenue. In connection with these terminations, we recorded lease termination fee revenue (included in rental revenue) of $29.7 million in 2003, which represents the termination payments described above less outstanding receivables (including deferred rent receivable) related to these leases.

In addition to the above, in May and June 2003, we received real estate tax refunds for prior years taxes on the 33 West Monroe Street property, of which $1.5 million related to the Arthur Andersen space was also included in lease termination fee revenue (included in rental revenue). As part of the lease termination agreement, Arthur Andersen relinquished its right to these funds. As required by the lender for the 33 West Monroe Street property, the $32.4 million termination payment was deposited into escrow.

During 2003, $7.0 million of the escrow was utilized to repay a portion of the principal on the first mortgage loan secured by the 33 West Monroe Street property and $8.1 million was drawn to fund debt service and operating deficits at this property during 2003. The remaining balance of the escrow, together with a portion of the sales proceeds upon sale of the property in April 2004, was utilized to repay the lender.

7. Minority Interests

Primestone Investment Partners L.P. ("Primestone"), an affiliate of The Prime Group, Inc. ("PGI"), previously owned 7,944,893 limited partner common units (the "Primestone Units") of the Operating Partnership. PGI is a privately held company controlled by Mr. Michael W. Reschke, the former Chairman of our Board. Mr. Reschke resigned as Chairman on April 8, 2002 and resigned from our Board on April 17, 2003. On April 30, 2002, Vornado PS, L.L.C. ("Vornado PS"), a lender to Primestone who had a lien on the Primestone Units, held a foreclosure auction of the Primestone Units and acquired all of the units for $8.35 per common unit. Vornado PS subsequently assigned 3,972,446 (the "Cadim Units") of the Primestone Units to Cadim Acquisition, LLC ("Cadim Acquisition") and retained the remaining 3,972,447 units (the "Vornado Units").

On June 11, 2003, we issued 3,972,447 of our common shares to Vornado PS, in connection with the exercise by Vornado PS of certain exchange rights. Simultaneous with the issuance of the common shares to Vornado PS, we cancelled the 3,972,447 common units in our Operating Partnership held by Vornado PS which were exchanged for the common shares.

On June 13, 2003, we issued 3,972,446 of our common shares to Cadim Acquisition in connection with the exercise by Cadim Acquisition of certain exchange rights. Simultaneous with the issuance of the common shares to Cadim Acquisition, we cancelled the 3,972,446 common units in our Operating Partnership held by Cadim Acquisition which were exchanged for the common shares.

The Vornado PS and Cadim Acquisition exchanges of common units for common shares resulted in an increase in our ownership of our Operating Partnership by 29.8%. The transaction price recorded for the units purchased was our common share price on the date of notices from Vornado PS and Cadim Acquisition (May 23, 2003 – $6.37 per share) of the exercise of their respective exchange rights. The difference between the transaction price and the book value of these equity accounts at the Operating Partnership level was recorded in 2003 as a reduction of the carrying value of our real estate and other assets as follows: a reduction in minority interest reflected in our consolidated balance sheet of $76.5 million, an increase in our shareholder's equity of $50.6 million and a reduction in real estate and other assets of $25.9 million. The determination of the allocation of this reduction was based on our estimate of the fair market value of each asset.

8. Preferred Shares

We are authorized to issue up to 30,000,000 of non-voting preferred shares of beneficial interest in one or more series. Concurrent with our initial public offering of November 17, 1997, we completed a private placement with Security Capital Preferred Growth ("SCPG") of 2,000,000 Series A-Cumulative Convertible Preferred Shares of beneficial interest ("Series A Shares") with a $0.01 par value. On June 5, 1998, we completed the sale of 4,000,000 Series B-Cumulative Redeemable Preferred Shares of beneficial interest ("Series B Shares") with a $0.01 par value.

On February 22, 2002, we amended the dividend rate on our Series A Shares, and agreed to pay a deferral payment, as defined, of 3.5% of the $40.0 million aggregate liquidation value of the outstanding Series A Shares. The deferral payment increased by 0.50% on May 8, 2002 and compounded quarterly beginning March 31, 2002.

8. Preferred Shares (continued)

On July 16, 2002, we and our Operating Partnership closed a transaction with SCPG. Prior to the closing, SCPG was the sole holder of our Series A Shares. At the closing, our Operating Partnership purchased all of the Series A Shares for a total redemption price of $42.3 million through the issuance of two notes payable described below.

Our Operating Partnership issued to SCPG (i) an exchangeable note (the "Exchangeable Note") in the principal amount of $37.3 million and (ii) a nonexchangeable note (the "$20M Note") in the principal amount of $20.0 million. Our Operating Partnership purchased the Series A Shares by issuing the Exchangeable Note to SCPG and paying SCPG $5.0 million of the proceeds from the $20M Note. The principal amount of the Exchangeable Note was exchangeable by its terms for our common shares at an exchange price of $20.00 per share, subject to anti-dilution adjustments. Approximately $6.8 million of the proceeds from the $20M Note were used to fund the payment of dividends on our Series B Shares for the first, second and third quarters of 2002. The balance of the loan proceeds was used to fund certain escrow accounts described below, pay expenses related to the transactions and for general corporate purposes. The notes were repaid in October 2003 utilizing proceeds from the sale of a 70% common interest in Bank One Center. (See Note 15—Property Acquisitions, Placed in Service and Dispositions to these Consolidated Financial Statements for a further description of this transaction.)

As part of the foregoing transactions, we issued to SCPG Series A-1 warrants to purchase up to 500,000 common shares at $9.00 per share and Series A-2 warrants to purchase up to 500,000 common shares at $7.50 per share. The Series A-1 warrants expired April 1, 2003. We also issued to SCPG Series B and Series C warrants. The Series B warrants allow SCPG to purchase 250,000 common shares at $10.00 per share and the Series C warrants allow SCPG to purchase up to 250,000 common shares at $12.50 per share. The remaining outstanding warrants contain antidilution adjustment provisions and expire on July 16, 2007, except as specified above. We recorded the fair market value of the warrants of $0.6 million as a discount to the $20M Note and as an increase to additional paid-in capital. The discount was amortized as interest expense over a twelve-month period which ended July 16, 2003, the initial maturity date of the related notes. We have also granted to SCPG certain demand and incidental registration rights in respect of any common shares SCPG may receive upon the exercise of any of the warrants.

In order to permit the purchase of the Series A Shares under our charter, our Board conditionally declared dividends on our Series B Shares for the first, second and third quarters of 2002, at the quarterly rate of $0.5625 per share.

Dividends on our Series B Shares are payable quarterly on or about the last day of January, April, July and October of each year, at the rate of 9% (equivalent to $2.25 per annum per Series B Share). Our Series B Shares rank senior to our common shares as to the payment of dividends and as to the dividend of assets upon liquidation. Our Series B Shares may be redeemed, at our option, at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from the sale of other capital shares of beneficial interest of ours.

Our January 2005 Series B Shares' dividend payment is deemed to be a quarterly dividend related to the third quarter of 2003, the earliest accrued but unpaid quarterly dividend on our Series B Shares. At December 31, 2004, we were in arrears for five quarters of Series B Shares' dividends for a total of $11.3 million. Dividends on our Series B Shares are cumulative and will continue to accrue to the extent they are not declared and paid currently. The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on the Series B Shares are not made. The term of any Trustee elected by the

Series B Shareholders will expire whenever the total dividend arrearage in the Series B Shares has been paid and current dividends declared and set apart for payment. Any future distributions in respect to our common shares may not be paid unless all accrued but unpaid preferred share dividends have been or are concurrently satisfied.

9. Discontinued Operations

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144) requires, among other things, that the primary assets and liabilities and the results of operations of properties which have been sold subsequent to January 1, 2002, or are held for disposition subsequent to January 1, 2002, be classified as discontinued operations and segregated in the Consolidated Statements of Operations and Balance Sheets. Properties classified as real estate held for disposition generally represent properties that are under contract for sale and are expected to close within the next twelve months.

In accordance with the requirements of SFAS 144, we have updated our historical financial statements for the years ended December 31, 2003 and 2002, to present the primary assets and liabilities and the net operating results of those properties sold or classified as held for disposition through December 31, 2004 as discontinued operations for all periods presented. The update does not have an impact on net income available to common stockholders. SFAS 144 only results in the reclassification of the operating results of all properties sold or classified as held for disposition through December 31, 2004, within the Consolidated Statements of Operations for the years ended December 31, 2003 and 2002, and the reclassification of the assets and liabilities within the Consolidated Balance Sheets for 2004 and 2003.

Below is a summary of the results of operations for our properties sold during 2004, which includes our Carol Stream property sold in December 2004, our industrial portfolio, consisting of 29 industrial properties, one office property and three land parcels which we sold in October and November 2004 and our 33 West Monroe Street property, which we sold in April 2004. Also included are the operations of our National City Center property, which we sold in June 2003, and our non-core suburban properties, which we sold in 2002.

9. Discontinued Operations (continued)

	Year Ended December 31		
	2004	2003	2002
	(dollars in thousands)		
Rental revenue	$ 10,782	$ 52,109	$ 50,432
Tenant reimbursements	4,113	8,751	20,604
Other property income	623	1,265	2,511
Total revenue	15,518	62,125	73,547
Property operations	5,319	10,838	18,038
Real estate taxes	3,585	8,113	16,397
Depreciation and amortization	3,398	8,754	14,466
Interest:			
Expense	3,432	6,821	13,431
Amortization of deferred financing costs(1)	2,477	1,704	1,235
Total expenses	18,211	36,230	63,567
Income before provisions for asset impairment, net gain (loss) on sale of real estate and minority interests	(2,693)	25,895	9,980
Provisions for asset impairment(2)	–	(43,405)	(58,322)
Net gain (loss) on sales of real estate(3)	10,287	2,348	(2,447)
Minority interests	(873)	(6,512)	21,030
Discontinued operations	$ 6,721	$ (21,674)	$ (29,759)

(1) Amortization of deferred financing costs includes the write-off of unamortized deferred financing fees of $2.1 million, $1.1 million and $0.5 million for the years ended 2004, 2003 and 2002, respectively, related to debt that was repaid as the result of the sale of properties.

(2) During the fourth quarter of 2003, we recorded an asset impairment of $43.4 million related to our 33 West Monroe Street office property as our anticipated hold period for the property was reduced based upon our decision to pursue a sale, joint venture or other capital transaction during 2004. During 2002, we recorded an asset impairment of $22.1 million related to an office property sold in June 2003 based upon our decision to exit a non-core market, which shortened our anticipated hold period for the property. The impairment charge reduced the net book value of the building and improvements, deferred rent receivable and deferred costs by $19.4 million, $0.8 million and $1.9 million, respectively, to our estimate of fair value based upon market conditions and discussions we were having with a tenant regarding a potential sale. In addition, we recorded provisions for impairment of $33.6 million based upon our decision to sell certain non-core suburban office properties and $0.8 million related to an office property based upon our decision to actively market the property and exit the Tennessee market (an impairment loss of $1.5 million related to this office property was recognized during 2001). We entered into a contract to sell our non-core suburban office properties in April 2002. The purchase price less costs of sale was used to determine the fair value of the properties and related assets. We determined the fair market value of the Tennessee office property based upon the purchase price less costs of sale of a contract with a third party purchaser and our knowledge of the Tennessee marketplace. Also during 2002, we recorded a $1.7 million asset impairment related to an asset associated with an industrial property as it was determined that the asset no longer had value.

(3) See Note 15 – Property Acquisitions, Placed in Service and Dispositions to these Consolidated Financial Statements for a description of these sales.

10. Earnings Per Share

The following table sets forth the computation of our basic and diluted net income available per weighted-average common share of beneficial interest for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands, except per share amounts):

	Year ended December 31		
	2004	2003	2002
Numerator:			
Loss from continuing operations before minority interests	$ (21,069)	$ (20,350)	$ (9,348)
Minority interests	3,458	6,453	9,683
Net income allocated to preferred shareholders	(9,000)	(9,000)	(11,280)
Loss before discontinued operations and loss on sales of real estate	(26,611)	(22,897)	(10,945)
Discontinued operations, net of minority interests	6,721	(21,674)	(29,759)
Loss on sales of real estate, net of minority interests	(493)	(646)	(1,197)
Numerator for earnings per share – loss available to common shares	$ (20,383)	$ (45,217)	$ (41,901)
Denominator:			
Denominator for basic earnings per share - weighted average common shares	23,671,415	20,105,183	15,673,544
Effect of dilutive securities:			
Employee stock options	–	–	–
Employee stock grants	–	–	–
Denominator for diluted earnings per share – adjusted weighted average common shares and assumed conversions	23,671,415	20,105,183	15,673,544
BASIC AND DILUTED EARNINGS AVAILABLE TO COMMON SHARES PER WEIGHTED-AVERAGE COMMON SHARE:			
Loss from continuing operations	$ (1.12)	$ (1.14)	$ (0.70)
Discontinued operations, net of minority interests	0.28	(1.08)	(1.90)
Loss on sales of real estate, net of minority interests	(0.02)	(0.03)	(0.07)
Net loss available per weighted-average common share of beneficial interest – basic and diluted	$ (0.86)	$ (2.25)	$ (2.67)

For the 2004 earnings per share computation, 1,409,827 of our options during the first and second quarters of 2004, 1,124,983 options during the third quarter of 2004 and 938,883 options during the fourth quarter of 2004 were not included in the computation of diluted earnings per share for periods after their issuance because the conversion would have been antidilutive.

For the 2003 earnings per share computation, 1,948,921 of our options during the first quarter of 2003, 1,449,210 options during the second quarter of 2003, 1,319,390 options during the third quarter of 2003 and 1,309,827 options during the fourth quarter of 2003 were not included in the computation of diluted earnings per share for periods after their issuance because the conversion would have been antidilutive.

On July 16, 2002, we issued Series A-2 warrants to purchase up to 500,000 common shares at $7.50 per share, Series B warrants to purchase up to 250,000 common shares at $10.00 per share and Series C warrants to purchase up to 250,000 common shares at $12.50 per share. These warrants were not included in the computation of diluted earnings per share for periods after their issuance because the conversion would have been antidilutive.

For the 2002 earnings per share computation, 2,293,591 of our options during the first quarter of 2002, 2,115,755 options during the second quarter of 2002, 2,029,926 options during the third quarter of 2002 and 2,008,191 options during the fourth quarter of 2002 were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

10. Earnings Per Share (continued)

We had nonvested stock grants of 9,375, 5,898 and 14,144 shares outstanding during the years ended December 31, 2004, 2003 and 2002, respectively, which were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

The minority interest in the Operating Partnership had 3,076,586, 6,604,391 and 10,996,166 weighted average limited partner common units outstanding during the years ended December 31, 2004, 2003 and 2002, respectively, of which 3,076,586, 6,604,391 and 7,023,720, respectively, could be exchanged for common shares on a one-for-one basis, subject to our 9.9% ownership limitation contained in our charter, or, at our option, cash in an amount equal to the fair market value of a common share at the time of exchange. The limited partner common units were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

11. Employee Benefit Plans

Our 1997 Share Incentive Plan (the "Plan") permits the grant of share options, share appreciation rights, restricted shares, restricted units and performance units to officers and other key employees and to officers and employees of subsidiaries, the Operating Partnership, the Services Company and other owned partnerships. The Plan also permits the grant of share options to non-employee Trustees.

Under the Plan, up to 2,860,774 of our common shares may be issued or transferred to participants. The maximum aggregate number of common shares and share equivalent units that may be subject to awards granted during any calendar year to any one participant under the Plan, regardless of the type of awards, is 200,000. This limit applies regardless of whether such compensation is paid in common shares or share equivalent units.

The Compensation Committee of our Board of Trustees (the "Compensation Committee") administers the Plan and has the authority to determine, among other things, subject to the terms and conditions of the Plan, the individuals to be granted options, the exercise price at which shares may be acquired, the number of shares subject to options, the vesting requirements and the exercise period of each option. The Compensation Committee is granted discretion to determine the term of each option granted under the Plan to employees, executives and Trustees, but in no event will the term exceed ten years and one day from the date of the grant.

In 2000, the Board granted certain executives 25,380 shares of our common shares as part of a long-term incentive program. These common share grants vested at the rate of 25.0% per year in four annual installments commencing on January 15, 2000.

In 2001, the Board also granted certain executives 57,190 shares of our common shares as part of a long-term incentive program. These common share grants and options vested at the rate of 25.0% per year in four annual installments commencing on January 23, 2001.

In January 2003, the Compensation Committee awarded Mr. Stephen J. Nardi, our then Chairman of the Board, 100,000 stock options at $5.02 per share (the closing price on the last trading day immediately prior to the award). These options vest over three years in one-third increments on each anniversary of the award.

During 2004, 2003 and 2002, 217,350, 947,313 and 286,320 options, respectively, expired or were voluntarily terminated in connection with employees or executives, who held options, resigning from the Company.

11. Employee Benefit Plans (continued)

The unaudited pro-forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and has been determined as if we had accounted for our options under the fair value method of that statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003: risk-free interest rate of 2.21%; expected dividend yield of 0.00%; volatility factor of the expected market price common shares of 0.310; and a weighted-average expected life of the options of three years for options granted. There were no options granted in 2004 and 2002.

We did not recognize any compensation expense in 2004, 2003 and 2002 related to options granted under APB 25. Under the fair value method of SFAS 123, $40,000, ($0.00 per basic and diluted common share) $45,000 ($0.00 per basic and diluted common share) and $158,000 ($0.01 per basic and diluted common share), would have been recognized as additional compensation expense for the years ended December 31, 2004, 2003 and 2002, respectively. For purposes of the following pro-forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period of the options. On this basis, the pro-forma net loss available to common shares was $20.4 million ($0.86 per basic and diluted common share) $45.3 million ($2.25 per basic and diluted common share) and $42.1 million ($2.68 per basic and diluted common share), for the years ended December 31, 2004, 2003 and 2002, respectively.

The effects on unaudited pro-forma net income and pro-forma earnings per common share for the years ended December 31, 2004, 2003 and 2002 of amortizing to expense the estimated fair value of share options are not necessarily representative of the effects on net income to be reported in future years due to the vesting period of the share options, and the potential for issuance of additional share options in future years. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of our management, the existing models do not necessarily provide a reliable single measure of the fair value of the options granted under the Plan.

In February 2002, our Compensation Committee approved 2001 bonuses and 2002 stay bonuses totaling $0.4 million for certain members of our senior management. None of the participants in the bonus program was a Trustee of the Company. One-half of the bonus pool was designated as bonuses for 2001 and the other one-half as stay bonuses that vested in two increments, two-thirds on April 1, 2002 and one-third on June 1, 2002. Any vested or earned amounts were payable at our option at any time on or before August 8, 2002 in (i) cash or (ii) restricted shares of the Company under the Plan having an equivalent value based on the average of the high and low trading price of the common shares on the day before notification of such election is given to the relevant employee. In addition, the participants could have elected to receive any vested or earned bonus amounts in restricted shares. These amounts were paid entirely in cash in August 2002.

On May 20, 2002, we entered into retention agreements with Mr. Louis G. Conforti and Mr. Jeffrey A. Patterson, our two Co-Presidents at that time, and Mr. James F. Hoffman, our Executive Vice President, General Counsel and Secretary. The agreements provided for a retention payment for calendar year 2002 of $250,000 for each of Mr. Conforti and Mr. Patterson and $100,000 for Mr. Hoffman. The retention payments vested on a per diem basis from the beginning of calendar year 2002 so long as the participant remained employed by us or our

11. Employee Benefit Plans (continued)

affiliates. Any unvested portions of the bonus would have been forfeited in the event the participant voluntarily terminated his employment. Vested portions of the retention payments were payable upon the earlier of December 31, 2002 or at the discretion of the Compensation Committee of our Board in the event of the consummation of various capital events. The retention payments were considered a 2002 performance bonus distribution for the purpose of calculating any termination compensation due under the participants' previously existing employment or severance agreements with us. These retention payments were paid by us in January 2003.

The following is a summary of our share option activity, and related information for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands, except per share amounts):

	Shares Subject to Option	Weighted Average Exercise Price Per Share
Balance at January 1, 2002	2,289,866	$16.38
Options canceled or repurchased	(286,320)	18.41
Balance at December 31, 2002	2,003,546	16.09
Additional options granted	100,000	5.02
Options canceled	(947,313)	15.94
Balance at December 31, 2003	1,156,233	15.25
Options canceled	(217,350)	15.51
Balance at December 31, 2004	938,883	$15.19

At December 31, 2004, options with respect to 872,213 common shares were exercisable with exercise prices ranging from $5.02 to $21.00 per share and a weighted average exercise price of $15.77 per share. The remaining weighted-average contractual life of these options was 4.04 years. The weighted-average grant date fair value of all options granted during the year ended December 31, 2003 was $1.20.

12. Related Party Transactions

On March 19, 2002, we entered into an agreement appointing Julien J. Studley, Inc. as our exclusive agent to lease space on our behalf related to the Citadel Reimbursement Obligation. Mr. Jacque M. Ducharme, one of our trustees, is the Vice Chairman Western Region and Director of Julien J. Studley, Inc. ("Studley"), a brokerage firm that specializes in representing tenants in leasing transactions. In addition, Studley is from time-to-time engaged by third-party tenants as a tenant broker in connection with the tenants' search for office space in Chicago. In 2004, 2003 and 2002, Studley earned commissions of approximately $0.9 million, $0.1 million and $0.2 million, respectively, from us in connection with transactions where tenants who had previously engaged Studley leased space from us. We are not involved in the selection of Studley by the third-parties as its broker, and we have been advised by Mr. Ducharme that he did not receive any portion of the commissions in connection with these transactions, other than compensation he may receive based on the general profitability of Studley.

On August 3, 2004, our Chairman of the Board, Stephen J. Nardi, retired as Chairman. Mr. Nardi remains on the Board as a non-employee Trustee. In connection with Mr. Nardi's resignation, the Board approved a separation payment for Mr. Nardi of $300,000 (included in severance costs). Douglas Crocker II, one of our existing Trustees, was appointed Chairman of the Board. Mr. Crocker serves as a non-employee and independent Chairman. In addition,

12. Related Party Transactions (continued)

Jeffrey A. Patterson, our existing President and Chief Investment Officer, was named President and Chief Executive Officer.

As of December 31, 2004, we have a receivable of approximately $0.9 million from Mr. Nardi and certain of his affiliates, representing rent receivable on our 1051 Kirk Road property due under a master lease agreement with us for the period from October 2001 through March 31, 2003. Payments of rent per the agreement are to be deducted from common unit distributions made to Mr. Nardi and his affiliates. Due to the uncertainty of future dividend/distribution payments as a result of our pursuit of strategic alternatives, a reserve for the full amount of this receivable was recorded in 2004 (included in strategic alternative costs).

On March 25, 2003, we, PGI and one of PGI's affiliates, both affiliates of Mr. Reschke, one of our Trustees at that time, entered into an amendment to the environmental remediation and indemnity agreement previously entered into by PGI and us in November 1997 in connection with certain of our industrial properties contributed to us as an equity contribution by PGI during our initial public offering. Pursuant to the original agreement, PGI agreed to indemnify us against certain environmental liabilities related to our Chicago, Hammond and East Chicago Enterprise industrial parks. These properties were sold in October 2004. The original agreement also provided that PGI was entitled to use the proceeds from certain pending litigation we had against third parties relating to these environmental liabilities. The amendment to the agreement provided, among other things, that all of the proceeds from the litigation would not be funded to PGI or its affiliate, but instead that if any proceeds were recovered in connection with the litigation, sufficient proceeds (if recovered) would be placed in an escrow to be used to fund the environmental remediation costs. In addition to the $0.5 million described in the following paragraph, PGI paid us $1.3 million in September 30, 2004 under this indemnity. In November 2004, PGI paid us an additional amount of $1.8 million and we released PGI from all obligations under the indemnity agreement.

In connection with the admission of a new 70% joint venture partner to the joint venture that owns the Bank One Center office building in Chicago, Illinois, we entered into certain agreements with affiliates of PGI, providing for a total of $1.0 million of compensation in connection with certain advisory services performed in connection with the transaction. These agreements consisted of (i) a letter agreement providing for a $0.3 million advisory fee relating to such transaction, (ii) an amendment to the PGI Environmental Indemnity providing that we would pay the first $0.5 million of any costs incurred in connection with the environmental clean-up and related litigation and (iii) our agreement to pay $0.2 million to our joint venture affiliate owning the office property located at 77 West Wacker Drive in Chicago, Illinois, representing three months past-due rent owed by PGI for space it was leasing at the building at the time.

PGI previously leased 22,620 square feet of space at the 77 West Wacker Drive property owned by 77 West Wacker Drive, LLC ("77 LLC"), one of our unconsolidated real estate joint ventures that we own a 50% common ownership interest in and for which we account using the equity method. PGI's lease was to expire October 31, 2007 with an option, effective April 30, 2002, to terminate the lease upon six months written notice. As of July 31, 2003, PGI owed the unconsolidated real estate joint venture $0.4 million representing five months of rent and related operating expense reimbursements. PGI was subsequently charged rent for the months of August and September. In connection with the past-due rent, the parties entered into an amendment to PGI's lease pursuant to which rent ceased to accrue as of October 1, 2003 and PGI (i) paid two months rent to the landlord for August and September 2003, (ii) conveyed its trade fixtures and certain office furniture to the landlord in satisfaction of its remaining rent obligation, and (iii) agreed to vacate the premises at any time in the future upon 45 days notice from landlord, which

12. Related Party Transactions (continued)

notice has since been served by landlord. An additional three months of rent was paid. PGI vacated the premises as of February 8, 2004.

In connection with our management of the 77 West Wacker Drive property, we are entitled to receive property management fees and lease commissions for services performed and reimbursement of costs we pay on behalf of 77 LLC. Such amounts for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

	2004	2003	2002
	(dollars in thousands)		
Management fees (1)	$ 1,081	$ 1,092	$ 1,053
Payroll and other operating costs	1,324	1,625	1,913
Leasing costs (1)	1,264	373	175

(1) We earn a monthly management fee equal to 2.5% of gross rental income calculated on a cash basis and lease commissions for services performed. For financial reporting purposes, 50% of these amounts, representing our share of earnings from the joint venture is offset by our equity in earnings from this joint venture.

We own a 30% subordinated common ownership interest in Dearborn Center, LLC ("Dearborn LLC"), an unconsolidated joint venture that owns the office property known as Bank One Center located at 131 South Dearborn Street in Chicago, Illinois. In connection with our management of the property, we are entitled to receive property management fees and lease commissions for services performed and reimbursement of costs we pay on behalf of Dearborn LLC. Such amounts for the year ended December 31, 2004 and for the period from October 8, 2003 (admittance of our joint venture partner) through December 31, 2003, are summarized as follows (dollars in thousands):

	2004	2003
Management fees (1)	$ 729	$ 148
Payroll and other operating costs	1,379	299
Leasing costs (1)	284	–

(1) We earn a monthly management fee equal to 2.0% of gross rental income calculated on a cash basis and lease commissions for services performed. For financial reporting purposes, these are offset by our equity in the loss from this joint venture.

On August 11, 2004, we made a loan in the amount of $587,771 to Dearborn LLC to cover funds required to be paid under Dearborn LLC's redevelopment agreement with the City of Chicago. The City of Chicago determined that Dearborn LLC failed to meet certain goals contained in the redevelopment agreement and a formula in the agreement provided for a payment of $1.0 million to the City of Chicago. The payment satisfied Dearborn LLC's obligation under the redevelopment agreement. Our loan represented the excess of the payment over that estimated when our joint venture partner was admitted and was required to be made by us pursuant to the joint venture agreement. The interest rate on the loan is 10% per annum.

On March 7, 2002, the Operating Partnership acquired 24.9 acres of land from Mr. Nardi for a total purchase price of $3.3 million paid in 344,331 limited partner common units. This purchase fulfilled our contractual requirements to acquire land from Mr. Nardi.

12. Related Party Transactions (continued)

In connection with Mr. Nardi's resignation as the Chairman of our Board, on August 3, 2004, we provided to Mr. Nardi complementary office space in our IBM Plaza property for six months. This six-month term expired in February 2005. Mr. Nardi has paid rent through March 31, 2005 and we are currently negotiating a lease with an affiliate of Mr. Nardi at market rates.

Governor James R. Thompson, a former Trustee whose term as a trustee expired in May 2003, is the Chairman of a law firm which provides legal services to us. The law firm earned fees of $2.3 million, $1.1 million and $1.7 million for legal services provided to us in 2004, 2003 and 2002, respectively.

During 2002, we incurred rent expense of $35,600 under the terms of a month-to-month sublease with PGI. This sublease was terminated on February 28, 2002.

13. Fair Values of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS 107") and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" require disclosure of the fair value of certain on- and off-balance sheet financial instruments for which it is practicable to estimate. Fair value is defined by SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

We used the following methods and assumptions in estimating the fair value disclosures for financial instruments.

Cash and Cash Equivalents and Restricted Cash Escrows

The carrying amount of cash and cash equivalents and restricted cash escrows reported in the consolidated balance sheets approximates their fair value.

We maintain our cash and cash equivalents and restricted cash escrows at various financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. We believe that the risk is not significant.

Mortgage and Notes Payable

The carrying amount of our variable and fixed rate debt (including accrued interest) approximates fair value based on the current borrowing rate for similar types of debt.

At December 31, 2004, the fair value of our interest rate protection agreement is an asset of $613.

14. Commitments and Contingencies

Legal. On October 27, 2004, we entered into an agreement and plan of merger with Prime/Mansur Investment Partners, LLC and certain of its affiliates ("Prime/Mansur"). Prime/Mansur is a joint-venture formed and controlled by E. Barry Mansur and including Michael W. Reschke, a former chairman and a former member of our Board. Under the merger agreement, Prime/Mansur agreed to acquire our outstanding common shares and the outstanding limited partnership units of our Operating Partnership for $6.70 per share/unit in cash. Our Board approved the transaction subject to Prime/Mansur obtaining a satisfactory financing commitment for the transaction. On November 10, 2004, we announced the merger agreement terminated automatically in accordance with its terms because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the merger agreement. Other income for the year ended December 31, 2004 includes $0.05 million of earnest money forfeited under the terms of the merger agreement.

On December 8, 2004, we filed an action in the Circuit Court for Montgomery County, Maryland (the "Maryland State Court") against Prime/Mansur. In this action we are seeking a declaratory judgment that our previously announced merger agreement with Prime/Mansur terminated automatically in accordance with its terms on November 9, 2004 because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the merger agreement.

On January 3, 2005, Prime/Mansur and certain additional affiliates filed a lawsuit against us and our Operating Partnership, in the Maryland State Court. In the complaint, Prime/Mansur alleges, among other things, that we wrongfully terminated and otherwise breached the merger agreement with Prime/Mansur. In its complaint, Prime/Mansur is seeking damages from the Court in excess of $50.0 million and other relief, including specific performance. We vigorously deny the allegations in the complaint and believe that the allegations have no merit. We intend to diligently defend ourselves against this lawsuit and to continue to aggressively pursue our declaratory judgment lawsuit against Prime/Mansur.

On February 11, 2005, the Maryland Court consolidated the two lawsuits referred to above and granted our request to assign the case to an expedited hearing track.

On August 29, 2002, 180 Acquisition Company, LLC ("180 Acquisition") filed a complaint (the "Complaint") against us, our Operating Partnership, our Services Company, one of our subsidiaries holding our interests in the 180 North LaSalle Street property in Chicago, Illinois (the "180 Interests"), and Jeffrey A. Patterson, our President and Chief Executive Officer.

The Complaint was filed in the County Department, Law Division of the Circuit Court of Cook County, Illinois. In the Complaint, 180 Acquisition alleged that the defendants orally promised to sell the 180 Interests to them, and that 180 Acquisition relied on these alleged promises, notwithstanding the facts that (i) a written contract was not entered into among the parties and (ii) we terminated negotiations to sell the 180 Interests to 180 Acquisition in July 2002. We settled this matter in 2004 for a payment of $275,000 and were reimbursed $68,750 of the settlement by one of our insurance carriers.

On or about April 23, 2004, Winstar Communications, LLC and Winstar of New York LLC ("Winstar") brought suit against a number of commercial real estate companies and a trade association, the Building Owners and Managers Association of New York ("BOMA") in the United States District Court for the Southern District of New York. The suit asserts claims for certain alleged violations of federal and state antitrust laws and a declaratory judgment that the defendants are precluded from terminating Winstar's building access or interfering with Winstar's communications operations until Winstar is permitted to lawfully discontinue service. The suit seeks damages, attorney's fees, and a declaratory judgment. The claims are premised upon allegations that the real estate firms, through and with BOMA, colluded and agreed to charge Winstar disadvantageous and discriminatory fees that were higher than those charged to the incumbent local telephone companies. As a result of this alleged collusive conduct, Winstar claims that it has been damaged in its ability to provide competitive telecommunications services

14. Commitments and Contingencies (continued)

to customers leasing office space in the defendants' commercial real estate properties. We are not a named defendant in this litigation, but Winstar is attempting to have certified a class action of defendants consisting of all companies having agreements with Winstar for access to buildings and Winstar identified us as a member of that defendant class. In separate correspondence to us, Winstar alleged potential damages in excess of $2 billion against the defendant class. On November 10, 2004, we entered into an agreement with Winstar pursuant to which we released Winstar from their obligation to pay certain de minimis rental obligations to us and Winstar released us from all potential liability relating to this matter.

We are a defendant in legal actions arising in the normal course of business. We believe that the ultimate outcome of those actions will not materially affect our consolidated financial position or results of operations.

Environmental. All of our properties were subject to Phase I or similar environmental assessments by independent environmental consultants which were intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties.

We are aware of contamination at the Chicago, East Chicago and Hammond Enterprise Centers that we previously owned and sold in October 2004 and that were already in remediation programs sponsored by the states in which they are located. Our environmental consultants previously estimated that remedial action plans for these properties would have a probable cost of approximately $3.2 million. During 1997, a liability of $3.2 million was recorded (included in liabilities related to properties held for sale at December 31, 2003) for possible environmental costs. PGI, the former owner of the above-mentioned industrial properties, contractually agreed to indemnify us for any environmental liabilities we may incur for known contamination in connection with these properties. In September 2004, PGI paid us $1.25 million related to this indemnification and, in November 2004, PGI paid us an additional $1.85 million related to this indemnification. Upon receipt of the second payment, we released PGI from any further indemnity obligations.

During the due diligence process in connection with the sale of the above properties, additional environmental contamination, beyond that previously identified by our environmental consultants, was discovered by the purchaser at our East Chicago Enterprise Center and Hammond Enterprise Center facilities. As a result, we agreed to establish a $1.25 million environmental escrow at the closing, in addition to a $3.2 million reserve for the previously identified environmental contamination, for use in remediation of the costs described above. In connection with the sale, the purchaser of these properties agreed to assume the responsibility for the environmental remediation of the property and any costs which may be incurred in excess of the amounts we placed in escrow at the closing. Any excess funds remaining in the $1.25 million escrow after the remediation of the additional environmental contamination will be returned to us. This escrow is included in our restricted cash with a corresponding liability included in other liabilities.

We are also aware of contamination at two other properties. At one of the properties, the tenant has provided us with an indemnity for all of the costs associated with the environmental remediation and the tenant has purchased the property. The second property was placed in the remediation program sponsored by the state in which it is located and the previous owner has obtained a no further remediation letter from the Illinois Environmental Protection Agency approving the completion of the remediation work. Accordingly, we do not anticipate any material liability related to these environmental matters.

14. Commitments and Contingencies (continued)

In November 2001, at the request of the Department of the Army of the United States of America (the "DOA"), we granted the DOA a right of entry for environmental assessment and response in connection with our property known as the Atrium at 280 Shuman Boulevard in Naperville, Illinois (the "Atrium"). The DOA informed us that the property was located north of a former Nike Missile Base and that the DOA was investigating whether certain regional contamination of the groundwater by trichloethene ("TCE") emanated from the base and whether the DOA would be required to restore the environmental integrity of the region under the Defense Environmental Restoration Program for Formerly Used Defense Sites. In December 2001, the results from the tests of the groundwater from the site indicated elevated levels of TCE. It is currently our understanding based on information provided by the DOA and an analysis prepared by its environmental consultants that (i) the source of the TCE contamination did not result from the past or current activities on the Atrium property, (ii) the TCE contamination is a regional problem that is not confined to the Atrium, and (iii) the DOA has not yet identified the source of the TCE in the groundwater. Our environmental consultants have advised us that the United States Environmental Protection Agency (the "EPA") has issued a Statement of Policy towards owners of property containing contaminated acquifers. According to this policy, it is the EPA's position that where hazardous substances have come to be located on a property solely as a result of subsurface migration in an aquifer from an offsite source, the EPA will not take enforcement actions against the owner of the property. The groundwater underneath this property is relatively deep, and the property obtains its potable water supply from the City of Naperville and not from a groundwater well. Accordingly, we do not anticipate any material liability because of this TCE contamination.

Tax Indemnities. Our Operating Partnership entered into tax indemnification agreements with certain principals affiliated with Mr. Nardi, ("NAC Contributors") and certain principals affiliated with one of our former executive officers ("IBD Contributors"), both of which contributed properties to us during our initial public offering. Under these agreements, our Operating Partnership is required to indemnify the NAC Contributors and the IBD Contributors for, among other things, the income tax liability that would result from the income or gain which they recognize upon the refinancing or repayment by our Operating Partnership of its liabilities or the sale or other disposition by our Operating Partnership of the properties they contributed. Under the terms of the agreement, our Operating Partnership will indemnify the NAC Contributors and the IBD Contributors for certain income tax liabilities based on income or gain which the NAC Contributors and/or the IBD Contributors are required to include in their gross income for federal or state income tax purposes as a result of such an event. This indemnity covers these income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the NAC Contributors and the IBD Contributors receiving the indemnity payment on a net, after-tax basis.

The percentage of the above tax liabilities, which our Operating Partnership is required to indemnify, is 40% for the taxable year ending on December 31, 2004, and declines an additional 10% each year thereafter until December 31, 2007. Our Operating Partnership is not required to indemnify the NAC Contributors and the IBD Contributors for income or gain realized by them after the taxable year ending December 31, 2007. As a result of the sale of certain of our properties in October and November 2004, we recorded a liability (included in other liabilities) under these indemnities in the amount of $3.5 million payable to the NAC Contributors (included as a cost of sale in gain (loss) on sale in discontinued operations). We estimate our maximum possible remaining exposure under the indemnities to the NAC Contributors and the IBD Contributors to be $3.4 million and $2.6 million, respectively, at December 31, 2004.

14. Commitments and Contingencies (continued)

PGI has entered into an agreement with our Operating Partnership pursuant to which PGI has agreed to indemnify our Operating Partnership for any amounts paid by our Operating Partnership to the NAC Contributors and/or the IBD Contributors pursuant to such agreement, provided that PGI is liable to our Operating Partnership for such amounts only to the extent that our Operating Partnership uses its best efforts to avoid such tax liability (including exploring the opportunity for a tax-free exchange under Section 1031 of the Code for the transaction that gave rise to the obligation under such agreement). PGI will not be responsible for reimbursing us for the indemnification obligation resulting from the sale of our industrial portfolio discussed above since we are not pursuing a tax-free exchange or other tax avoidance strategy in connection with the sale.

On December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois (we currently receive all of the economic benefits from the property and have consolidated the operations). As part of this transaction, we agreed to indemnify the two limited partners (the "Principals") of the limited partnership which owns the property for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note (a "Tax Event"). Under the terms of the agreement, if an Indemnification Event, as defined, results in a Tax Event, we are required to immediately pay to the Principals the amount of any resulting federal or state tax, including any interest and penalties, as well as a "gross up" amount that effectively results in the Principals receiving this indemnity payment on a net, after tax basis.

However, if a legal opinion is obtained from independent tax counsel that the Indemnification Event "should" not trigger a Tax Event resulting in taxable income or gain to the Principals, no indemnity payment is immediately required. If the legal opinion obtained from independent tax counsel states that the Principals have a "reasonable basis" for reporting the Indemnification Event without including any taxable income or gain, no indemnity payment is immediately required. In either case, the indemnity payment would be required if a Tax Event occurred. However, if a "reasonable basis" opinion is received regarding an Indemnification Event and if our equity market capitalization is less than $400 million (but more than $200 million), we are required to deposit 50% of the total indemnity amount into an escrow in cash or in the form of a letter-of-credit. If (i) an Indemnification Event occurs and our equity market capitalization falls below $200 million for more than 30 consecutive trading days, or (ii) immediately after we sell or otherwise dispose of the lesser of $100 million or 33% of our gross assets within a twelve-month period (a "Trigger Disposition"), we desire to cause an Indemnification Event and our equity market capitalization is less than $200 million, then we will be required to deposit 100% of the total indemnity amount into the escrow. In addition, in the case of a Trigger Disposition and our equity market capitalization falls below $200 million, the Principals may acquire the general partnership interest in the limited partnership, which owns the property, for a nominal amount and may be able to prevent an Indemnification Event from occurring. The tax indemnity obligation expires January 5, 2013. We have not recorded any liability and estimate its maximum possible exposure at December 31, 2004 is $53.2 million.

Lease Liabilities. As a part of lease agreements entered into with certain tenants, we assumed these tenants' leases at their previous locations and subsequently executed subleases for certain of the assumed lease space. One of these leases is a lease the Bank One Center joint venture has with Citadel. We have agreed to reimburse the joint venture for its obligation to reimburse Citadel for the financial obligations, consisting of base rent and the pro rata share of operating expenses and real estate taxes, under Citadel's pre-existing lease

14. Commitments and Contingencies (continued)

(the "Citadel Reimbursement Obligation") for 161,488 square feet of space at the One North Wacker Drive office building in downtown Chicago, Illinois.

We have executed subleases at One North Wacker Drive for substantially all of the space to partially mitigate our obligation under the Citadel Reimbursement Obligation. As a requirement under one of the subleases for 27,826 square feet, we escrowed a total of $1.1 million with the owner of One North Wacker Drive as security for the payment of the difference between the rental amount payable under the Citadel lease and this sublease. This escrow is being returned to us pro-rata over the life of this sublease, of which $0.2 million has been received through December 31, 2004. The Citadel Reimbursement Obligation includes an estimated remaining nominal gross rental obligation of $66.1 million over the term of the lease. Although we have sold 70% of our investment in Bank One Center to a joint venture partner, we have retained 100% of this liability. Liabilities for leases assumed at December 31, 2004 and 2003 includes $6.7 million and $8.7 million, respectively, related to the Citadel Reimbursement Obligations, which is our estimate of the remaining gross rental obligation less estimated future sublease recoveries.

In connection with another sublease at One North Wacker Drive, we assumed two lease obligations, at two Chicago office buildings owned by third parties, with gross rental obligations of approximately $2.8 million. In July 2003, we paid a lease termination fee of $0.3 million on one of the two leases and subsequently made payments of $0.8 million and $0.6 million in 2004 and 2003, respectively, which reduced our gross rental obligation on the remaining lease to $1.1 million at December 31, 2004. We intend to attempt to partially mitigate our financial obligations under the remaining lease by subleasing the space.

On November 26, 2001, we finalized a lease with a tenant for space in Continental Towers, our office buildings located in Rolling Meadows, Illinois. We have agreed to reimburse the tenant for a portion of the financial obligations consisting of base rent and the pro rata share of operating expenses and real estate taxes under the tenant's lease for occupancy executed at an office building located in downtown Chicago, Illinois. As of December 31, 2004, this lease has a remaining estimated gross rental obligation of approximately $2.8 million. On February 14, 2003, we re-leased the space to the tenant for the remainder of the lease term of the pre-existing lease subject to the tenant's option to terminate the lease effective as of any date after February 29, 2004, by providing us with six months prior written notice. We have approximately $1.7 million and $2.1 million in liabilities for leases assumed at December 31, 2004 and 2003, respectively, representing an estimate of our net liability related to this obligation which represents the differential between our remaining financial obligation under the pre-existing lease and the expected future rent from the tenant under the new lease.

During 1999, we sold ten properties in a single transaction resulting in a deferred gain of $3.1 million. As a condition of the sale, we agreed to assume responsibility for re-leasing two of the properties for a period of five years after the expiration in 2000 and 2001 of the then existing tenant leases. Our remaining nominal gross lease obligation at December 31, 2004 is approximately $4.5 million. During 2002, we re-leased one of the properties and revised our leasing assumptions related to the second property. Correspondingly, the remaining deferred gain was reduced to zero at December 31, 2002 and we recorded a loss on the sale of real estate of $1.3 million in 2002. In 2004 and 2003, we further revised our leasing assumptions and recorded an additional (loss) gain on the sale of real estate of ($0.2) million and $0.6 million, respectively. At December 31, 2004 and 2003, we have included approximately $1.6 million and $3.0 million, respectively, in liabilities for leases assumed, representing our estimate of the remaining net liability anticipated related to this obligation.

14. Commitments and Contingencies (continued)

Income Taxes. The Internal Revenue Service (the "Service") conducted an examination of the federal income tax returns filed by certain of our affiliated entities for the taxable years ended December 31, 1999, 2000 and 2001. The Service's examination included the review of certain transactions involving our acquisition of our IBM Plaza property, which was reported on the examined returns as acquired in connection with a non-taxable, like-kind exchange involving an interest in the 77 West Wacker Drive office property located in Chicago, Illinois. On July 30, 2004, we received notice from the IRS Chicago Office of Appeals that they had completed their review of all years in question and no adjustments are proposed. This matter has now been formally closed by the IRS and no deficiency is due.

Other. Dividends on our Series B Shares are cumulative and payable at a 9.0% annual rate each quarter that the Series B Shares remain outstanding. The Series B Shares rank senior to the common shares as to the payment of dividends. On January 31, 2005, we paid a quarterly dividend of $0.5625 per share on our Series B Shares for shareholders of record on December 31, 2004. Under our declaration of trust, this dividend is deemed to be a quarterly dividend, which relates to the third quarter 2003 dividend period, the earliest accrued but unpaid quarterly dividend on our Series B Shares. No dividend has been paid for any quarter in 2004 or for the last quarter of 2003 on the Series B Shares. The total arrearage in payment of dividends is $11.3 million. The Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.

15. Property Acquisitions, Placed in Service and Dispositions

The following properties were acquired, placed in service or sold in 2004, 2003 and 2002. The results of their operations are included or excluded in our consolidated statements of operations from their respective transaction dates.

Property	Location	Sales Price	Month Sold
		(dollars in thousands)	
2004 Sales			
Office:			
33 West Monroe Street(1)	Chicago, IL	$ 69,600	April
Portfolio Sale(2):			
Office:			
1301 E. Tower Road	Schaumburg, IL		
Warehouse/distribution Facilities:			
425 E. Algonquin Road	Arlington Heights, IL		
1455 Sequoia Drive	Aurora, IL		
200 S. Mitchell	Addison, IL		
11045 Gage Avenue	Franklin Park, IL		
4248, 4250 and 4300 Madison Street	Hillside, IL		
4211 Madison Street	Hillside, IL		
4160-4190 W. Madison Street	Hillside, IL		
342-346 Carol Lane	Elmhurst, IL		
200 E. Fullerton Avenue	Carol Stream, IL		
555 Kirk Road	St. Charles, IL		
370 Carol Lane	Elmhurst, IL		
550 Kehoe Blvd.	Carol Stream, IL		
1543 Abbott Drive	Wheeling, IL		
388 Carol Lane	Elmhurst, IL		
343 Carol Lane	Elmhurst, IL		
350 Randy Road	Carol Stream, IL		
11039 Gage Avenue	Franklin Park, IL		
1401 S. Jefferson Street	Chicago, IL		
Overhead Crane/Manufacturing Facilities:			
Chicago Enterprise Center	Chicago, IL		
13535-A S. Torrence Avenue			
13535-B S. Torrence Avenue			
13535-C S. Torrence Avenue			
13535-D S. Torrence Avenue			
13535-E S. Torrence Avenue			
13535-F S. Torrence Avenue			
13535-G S. Torrence Avenue			
13535-H S. Torrence Avenue			
East Chicago Enterprise Center	East Chicago, IN		
4407 Railroad Avenue - Building 2			
4407 Railroad Avenue - Building 3			
4407 Railroad Avenue - Building 4			
4635 Railroad Avenue			
Hammond Enterprise Center	Hammond, IN		
4507 Columbia Avenue			
4527 Columbia Avenue			
4531 Columbia Avenue			
Land:			
Aurora Land	Aurora, IL		
DeKalb Land	DeKalb, IL		
Batavia Land	Batavia, IL		
Total Portfolio Sale		$125,100	October/ November
Land:			
Carol Stream Land(3)	Carol Stream, IL	$ 1,200	December

15. Property Acquisitions, Placed in Service and Dispositions (continued)

Property	Location	Acquisition Cost/Construction Costs/Sales Price (dollars in thousands)	Month Acquired/ Sold
2003 Acquisitions			
Land:			
Aurora Land (4)	Aurora, IL	$ 2,400	June
2003 Sales			
Land:			
Aurora Land (5)	Aurora, IL	$ 2,800	December
Office:			
National City Center (6)	Cleveland, OH	$ 80,000	June
70% of Common Interest: Bank One Center (7)	Chicago, IL	$105,000	October
2002 Acquisitions			
Land:			
Aurora Land (8)	Aurora, IL	$ 2,700	February
Batavia Land (9)	Batavia, IL	2,400	March
Carol Stream Land (9)	Carol Stream, IL	800	March
		$ 5,900	
2002 Sales			
Land:			
Aurora Land (8)	Aurora, IL	$ 7,000	February
Aurora Land (10)	Aurora, IL	3,400	February
		$ 10,400	
Office:			
2000 York Road (Oak Brook Business Center) (11)	Oak Brook, IL		
2100 Swift Drive (11)	Oak Brook, IL		
6400 Shafer Court (11)	Rosemont, IL		
1699 E. Woodfield Road (Citibank Plaza) (11)	Schaumburg, IL		
3800 and 3850 North Wilke Road and 3930 Ventura Drive (Commerce Point) (11)	Arlington Heights, IL		
2205-2255 Enterprise Drive (Enterprise Office Center) (11)	Westchester, IL		
1900 Algonquin Road/2000-2060 Algonquin Road (Salt Creek Office Center/Sun Annex) (11)	Schaumburg, IL		
1700 East Golf Road (Two Century Centre) (11)	Schaumburg, IL		
850, 860, 870 and 1000 Technology Way (Pine Meadows Corporate Center) (11)	Libertyville, IL		
		$131,156	June
Centre Square I (12)	Knoxville, TN	5,100	November
		$136,256	
Industrial:			
4430 Railroad Avenue (13)	East Chicago, IN	$ 600	December
Joint Venture:			
300 West Monroe Street and 25 & 27 South Wacker Drive (14)	Chicago, IL	$ 22,900	January
Pine Meadows Corporate Center (Building E) (15)	Libertyville, IL	–	August
		$ 22,900	
2002 Developments Placed In Service			
Office:			
Bank One Center (16)	Chicago, IL	$ 325,207	November

15. Property Acquisitions, Placed in Service and Dispositions (continued)

(1) We sold this property for a gross sales price of $69.6 million (i) less a credit of $19.4 million, representing the sum of a portion of the amount in our leasing reserve escrow account related to the property and a credit for certain prepaid rent, and (ii) plus or minus other customary prorations. Concurrent with the sale of the property, we used a portion of the proceeds of the sale and approximately $20.0 million of a leasing escrow held by the existing lender to repay the existing first mortgage debt having an outstanding principal balance of $59.3 million, plus accrued interest of $0.2 million. After closing prorations and costs and the repayment in full of the first mortgage loan encumbering the property, we received approximately $8.8 million from the sale. We recorded an asset impairment charge of $43.4 million related to this property in 2003. After reflecting this impairment, we recognized a gain of $0.4 million on this sale.

(2) Net proceeds from the sale of these properties after repayment or buyer assumption of mortgage and bond debt collateralized by the properties, closing costs and a tax indemnity payment obligation were $54.3 million. Included in net proceeds is approximately $9.7 million of restricted cash escrows which were released or credited by the purchaser at closing, offset by $4.4 million of environmental escrows and a rent subsidy escrow for $0.6 million that were funded at closing. In addition, we agreed to fund approximately $0.9 million (included in other liabilities) should two tenants fail to pay the future rent due under their leases for specific periods of time. Subsequent to the sale, we repaid $22.8 million of maturing mezzanine loan financing and anticipate utilizing the remaining proceeds to fund capital improvements and leasing costs and provide to us additional working capital and liquidity. We recognized a gain of $9.5 million on this sale.

(3) Net proceeds from the sale of this property were $1.2 million. We recognized a gain of $0.4 million on this sale.

(4) We purchased this land pursuant to a purchase contract entered into in February 1998 by our Operating Partnership. The 2003 purchase fulfills our obligation under this contract.

(5) We sold this land comprised of 15.0 acres for $2.8 million resulting in a gain of $0.2 million.

(6) We sold this property to an affiliate of our major tenant at the property, National City Corporation. The gross contract price for the sale, including a lease termination fee from an affiliate of the purchaser, was $80.0 million. During the fourth quarter of 2002, we recorded an asset impairment of $22.1 million related to this property (which is included in discontinued operations). After reflecting this impairment, our subsequent sale of this property resulted in a gain of $2.3 million and has been recorded in discontinued operations.

(7) On October 8, 2003, we closed on a transaction admitting a new 70% joint venture partner to our former subsidiary (the "Venture") that owns this office building (the "Property"). Commencing with the transaction, we began accounting for our investment in this joint venture under the equity method of accounting. The new joint venture partner is an affiliate of Estein & Associates USA, Ltd. of Orlando, Florida (together with its affiliates, the "JV Partner").

Our affiliate manages and leases the Property pursuant to a management and leasing agreement that was entered into at the closing of the transaction. Our affiliate earns management fees in an amount equal to 2% of monthly Gross Revenues, as defined, until the Property achieves a 90% leased threshold at which time the management fees earned will increase to and remain at 2.5%. Our JV Partner has the right to replace our affiliate as the leasing agent upon thirty days written notice if the office space of the property is not 80% leased, as defined, by October 8, 2005.

15. Property Acquisitions, Placed in Service and Dispositions (continued)

At the closing, the JV Partner made a cash contribution to the Venture of $106.4 million (which includes $1.4 million retained by the Venture as working capital) in exchange for 70% of the membership interests in the Venture. Upon closing, the Venture, in turn, distributed $105.0 million to us.

Under the terms of the contribution agreement, an additional capital contribution in the amount of $9.8 million was to be made by the JV Partner and distributed to us when the Venture leased an additional 40,000 square feet of space in the Property over and above the square footage leased in the Property as of August 4, 2003 (the "Leasing Earnout"). In January 2005, the Venture entered into a lease which resulted in the Leasing Earnout being distributed to us (See Note 17—Subsequent Events to these Consolidated Financial Statements for further discussion).

After closing prorations and funding certain required closing escrows and costs, we received approximately $323.0 million in net proceeds from the transaction, of which $293.2 million was used to retire outstanding construction and mezzanine indebtedness secured by the property of $169.8 million and $80.7 million, respectively, and $42.7 million of which we used to repay in full our outstanding indebtedness to SCPG, including accrued interest, and the remainder of which we have retained for working capital.

The JV Partner is the administrative member of the Venture, and we have approval rights over major decisions. At closing, we received a credit to our invested capital account in the Venture in the amount of $45.6 million (which includes a $0.6 million cash contribution we made which has been retained by the Venture as working capital), representing 30% of the total invested capital of the Venture. We also received a credit to our invested capital account, upon the satisfaction of the Leasing Earnout, of an additional $4.2 million. We recorded our equity investment at the date of the transaction at our carryover basis of $43.4 million.

The JV Partner is entitled to receive out of available annual cash flow, a 10% non-cumulative, non-compounded preferred return on its invested capital, after which we will receive a 10% non-cumulative, non-compounded return on our capital. Any remaining annual cash flow will be paid 50% to us and 50% to the JV Partner. The JV Partner also receives a monthly administrative fee of $50,000.

Our equity in the earnings (loss) from this joint venture is determined based upon the distribution of available cash flow. To the extent that joint venture earnings exceed the return to our partner in any year, we will record 100% of the excess up to a 10% return on our capital. Thereafter, earnings will be allocated 50% to us and 50% to our partner. To the extent earnings of the joint venture are less than the amount distributable to our JV Partner, we will record a corresponding loss to the extent of any difference.

In the event of any sale or future refinancing of the Property, our JV Partner will receive a 10% non-cumulative, non-compounded preferred return on its invested capital for the year in which the sale or refinancing occurs and the return of its invested capital prior to the payment to us of our 10% return for that year and our capital. Any remaining net sale or refinancing proceeds will be paid 50% to us and 50% to our JV Partner.

15. Property Acquisitions, Placed in Service and Dispositions (continued)

We have an option to purchase the JV Partner's interest in the Venture on the date that is 90 days prior to the maturity of the first mortgage secured by the property. The purchase price for the JV Partner's membership interest will be equal to the greater of (a) the value of the JV Partner's interest in the Venture determined based upon a deemed sale of the Property at a value (the "Deemed Property Value") calculated using the pro forma net operating income of the Property for a twelve month period divided by a capitalization rate of 8.5%, less the actual amount of all unpaid tenant improvement allowances and rental allowances for any leases of the Property, or (b) an amount that must be received by the JV Partner to return to the JV Partner its invested capital, plus a return of 12.5% compounded annually, taking into account all prior distributions.

In the event we do not exercise our purchase option, the JV Partner may elect to purchase our interest in the Venture on the date that is 60 days prior to the maturity of the first mortgage. The purchase price for our interest shall be equal to the value of our interest in the Venture based upon a deemed sale of the Property at the Deemed Property Value.

(8) We sold this land consisting of 52.5 acres for $7.0 million resulting in a loss of $0.2 million. Approximately 33 acres of the 52.5 acres were acquired by us concurrently for a purchase price of $2.7 million.

(9) These parcels were acquired by our Operating Partnership from affiliates of Mr. Nardi in exchange for 344,331 limited partner common units. These acquisitions completed our obligation under a contract entered into with affiliates of Mr. Nardi as part of our initial public offering.

(10) Our sale of this land resulted in a loss of $0.1 million. Our Services Company agreed to act as the developer in connection with the construction of a 350,000 square foot industrial build-to-suit building on this property. In connection with this sale, our Services Company agreed to acquire a 222,840 square foot industrial building located in Aurora, Illinois for $10.4 million. Our Services Company subsequently contracted with a third party to sell this property for a purchase price of $10.4 million. We purchased and sold the property in October 2002. As part of the sale, the Services Company was required to master lease certain vacant space in the building for a total annual rent of approximately $0.3 million for up to two years or until the space was leased to another tenant. In October 2002, our obligation to master lease this space was mitigated upon the leasing of the space to another tenant. During the year ended December 31, 2002, our Services Company recognized $1.7 million of net income after applicable income taxes, as the construction manager in connection with the construction of the industrial build-to-suit building.

(11) On June 26, 2002, we completed the sale of nine suburban office properties to an affiliate of Blackstone Real Estate Advisors, L.P. for an adjusted sales price of $131.2 million, excluding the assumption of $113.1 million of debt related to the properties (the "Blackstone Sale"). We recorded a $33.6 million provision for asset impairment during 2002 related to these properties based upon our revised holding period and subsequently recorded an additional $3.7 million loss on sale in 2002 relating primarily to the write-off of certain deferred assets associated with these properties.

(12) We sold this office building for a gross sales price of $5.1 million and recorded a gain of $0.1 million in discontinued operations. In connection with this sale, we redeemed approximately $3.9 million of the $9.0 million of bonds that encumbered the property. The purchaser assumed the remainder of the outstanding bonds.

15. Property Acquisitions, Placed in Service and Dispositions (continued)

The facility that provided credit enhancement for the bonds was terminated in connection with this sale.

(13) Our sale of this property resulted in a gain of $0.4 million and is reflected in discontinued operations. Net proceeds from this sale of $0.6 million were deposited into escrow with the lender that provided credit enhancement on the bonds relating to this and other properties.

(14) On January 16, 2002, we assigned our interest in a joint venture relating to certain property located at the northeast corner of Wacker Drive and Monroe Street in Chicago, Illinois, to our joint venture partner for $22.9 million and used a portion of the proceeds to repay the $16.5 million we borrowed from the joint venture partner in 2001. We also received an option which expired, unexercised, on June 28, 2002 to repurchase our interest in the joint venture for $22.9 million plus a 10% compounded return.

(15) On August 23, 2002, we transferred our 10% ownership interest in Pine Meadow, LLC to our joint venture partner. In consideration of this transfer, we were released of our obligations under the joint venture agreement and the documents that evidenced and secured a $9.3 million construction mortgage loan encumbering the property. We recorded a $0.5 million provision for asset impairment during 2002 related to this ownership interest.

(16) On August 1, 2002, we and the City of Chicago ("City") closed the tax increment financing assistance for Bank One Center pursuant to which the owner of the property may be entitled to receive from the City, depending on the satisfaction of certain requirements, up to $10.0 million in tax increment assistance. As disclosed above, we have a 30% common interest in a joint venture which owns this property. The obligation of the City is evidenced by a promissory note in the maximum principal amount of $10.0 million (which is subject to reduction if certain requirements are not satisfied). Interest on the note accrues at the rate of 9.5% per year. Payments of the tax increment assistance are to be made each January 1 after the project is completed, and are to be made from 50% of the incremental real estate taxes attributable to Bank One Center. The promissory note matures on December 31, 2008, and, to the extent any portion of the note remains unpaid as of the maturity date, the Venture is required to forego such amounts. On November 1, 2002, upon satisfaction of the majority of the City's significant requirements, a promissory note receivable in the amount of $9.4 million and related accrued interest was recorded for financial reporting purposes. This correspondingly reduced development costs related to Bank One Center.

In prior years, we acquired the first and second mortgage notes encumbering the office property known as 180 North LaSalle Street. We had an option to purchase the equity ownership of the property during the period from January 15, 2004 to February 15, 2004 for a price equal to the greater of the fair market value of the interest or $2.0 million. On January 15, 2004, we acquired fee title to the property in exchange for a payment of $0.1 million to cover certain related expenses.

16. Investments in Unconsolidated Joint Ventures

We have investments in three joint ventures which we account for using the equity method of accounting. The following is a summary of the investments and the amounts reflected in our consolidated financial statements related to these investments.

16. Investments in Unconsolidated Joint Ventures (continued)

77 West Wacker Drive. We own a 50% common interest in 77 LLC, which owns a 944,556 square foot office building located in Chicago, Illinois. Our joint venture partner also owns a $66.0 million preferred interest (providing a cumulative preferred return of 9.5% per annum) in this property. Our interest at December 31, 2004 and December 31, 2003 was a deficit investment of $4.1 million and $5.2 million (included in deficit investment in unconsolidated entity), respectively.

The following table summarizes our share of various items:

	Year ended December 31,		
	2004	2003	2002
	(dollars in thousands)		
Operations (included in other income) (1)(2)	$ (915)	$ 317	$ 1,005
Contributions made	–	–	2,000
Distributions received	–	4,415	900
Unrealized gains (losses) (included in other comprehensive income)	–	2,542	(1,344)
Losses reclassified into earnings from other comprehensive income	2,594	612	275

(1) Includes lease termination fee income earned in April 2003, our share of which was $1.6 million and excludes our share (50%) of the joint venture's expense related to the management fee we earned on the property of $1.1 million for each of the years ended December 31, 2004, 2003 and 2002, respectively.

(2) Includes $0.7 million of income in each of the years 2004, 2003 and 2002, related to accretion of our investment account from zero at formation of this joint venture to $22.0 million at end of the estimated useful life of the property. The $22.0 million is based on our joint venture partners contribution of cash at formation for their 50% common interest in the joint venture.

On October 24, 2003, the joint venture refinanced its existing $152.5 million first mortgage loan payable on the property with the proceeds of a new $166.0 million first mortgage loan. The new loan bears interest at a fixed rate of 5.70% and matures on November 1, 2013. The loan requires monthly payments of interest only for the first two years of the loan term and requires monthly payments of principal and interest thereafter based on a 30 year amortization schedule.

The new loan required $0.3 million at closing and an additional $0.2 million per year to be deposited into an escrow for maintenance and repairs at the property. In addition, the loan created a rollover reserve account for future leasing costs which the joint venture deposited $8.65 million at closing and is required to deposit an additional $0.1 million per month thereafter, provided, however, in no event will the amount in the rollover reserve be required to exceed $19.7 million. In the event certain tenants do not renew their leases by certain dates or the relevant space is not re-leased, additional escrow deposits will be required. After the joint venture paid its outstanding preferred return to our partner, we and our partner each received a cash distribution of $2.4 million from the joint venture out of loan proceeds.

16. Investments in Unconsolidated Joint Ventures (continued)

The following tables represent the condensed balance sheets and income statements of 77 LLC:

	Year ended December 31, 2004	2003
	(dollars in thousands)	
Real estate, at cost (net):	$ 251,387	$ 253,525
Other assets	28,862	26,368
Total assets	$ 280,249	$ 279,893
Mortgage note payable	$ 166,000	$ 166,000
Other liabilities	18,745	19,851
Total members' capital	95,504	94,042
Total liabilities and members' capital.	$ 280,249	$ 279,893

	Year ended December 31, 2004	2003	2002
	(dollars in thousands)		
Total revenue	$ 43,661	$ 46,828	$ 44,570
Total expenses	40,595	41,299	37,665
Net income	$ 3,066	$ 5,529	$ 6,905

Bank One Center. On March 19, 2003, we purchased all of our prior joint venture partner's ownership interest in the entity that owns Bank One Center which made us the sole owner of the property at that time. We paid $9.2 million for the interest, of which $0.5 million was deposited into an escrow account that was to be released to the joint venture partner upon the satisfaction of certain post-closing obligations of the joint venture partner (and in all events on the first anniversary of the closing date). The joint venture partner had continued to provide certain development services through November 3, 2003 for a monthly fee. As of December 31, 2003, the $0.5 million escrow had been released to the joint venture partner. Simultaneous with this transaction, the joint venture partner repaid us in full a loan previously made by us to them of $1.0 million, plus accrued interest of $0.2 million.

On October 8, 2003, we closed on a transaction admitting a new 70% joint venture partner to our former subsidiary, Dearborn LLC, that owns the Bank One Center. At the closing, our partner made a cash contribution to the venture of $106.4 million (which includes $1.4 million retained by the venture as working capital) in exchange for 70% of the membership interests in the venture. We retained a 30% subordinated common interest in the joint venture. Upon closing, the venture, in turn, distributed $105.0 million to us. Under the terms of the contribution agreement, an additional capital contribution in the amount of $9.8 million is to be made by our partner and distributed to us when the joint venture leases an additional 40,000 square feet of space in the property over and above the square footage leased in the property as of August 4, 2003. (See Note 17—Subsequent Events regarding this provision).

Our interest in the joint venture at December 31, 2004 and 2003 was an equity investment of $25.4 million and $41.6 million, respectively, (included in investment in unconsolidated entities).

16. Investments in Unconsolidated Joint Ventures (continued)

The following table summarizes our share of various items for the year ended December 31, 2004 and for the period October 8, 2003 (admittance of our joint venture partner) through December 31, 2003 (dollars in thousands):

	2004	2003
Operations (included in other income) (1) (2)	$ (13,668)	$ (2,571)
Contributions made (3)	–	600

(1) During the period, distributions to our partner exceeded the joint venture's net income. As a result, income equal to the distribution was allocated to our partner and we recorded a loss in the amount of the difference between this allocation and the actual net income of the joint venture.

(2) Excludes the expense related to the management fee we earned on this property of $0.7 million and $0.1 million for 2004 and 2003, respectively.

(3) Per the terms of the joint venture agreement, we and our partner made working capital contributions at closing.

Simultaneous with the admittance of our joint venture partner to the joint venture, the joint venture closed on a $270.0 million mortgage loan. The loan bears interest at a fixed rate of 5.47% per year, except that $22.5 million of the loan commitment, related to future tenant improvement and other leasing costs at the property, will bear interest at a floating rate of one or three month LIBOR plus 1.2% when and as funded. The joint venture will have the right to fix the interest rate on this future funding in $5.0 million increments as funded, at an interest rate equal to the lender's then-current cost of funds plus 1.2%. On September 30, 2004, the joint venture fixed the rate on the loan at 5.18% and drew down $18.1 million representing the remaining proceeds available under the original loan commitment. Funds not disbursed are invested. These funds are held in an escrow to be utilized for future tenant improvement and leasing costs.

The loan, having a term of 7 years, requires quarterly interest only payments payable in arrears for the first two years of the loan term and then payments of principal and interest pursuant to a 30-year amortization schedule. The venture paid the lender a 0.5% arrangement fee on the entire loan amount at closing, and is obligated to pay a $50,000 agency fee each year.

The loan documents provide that if the debt service coverage ratio of the property (as defined in the loan documents and tested on June 30 and December 31 of each year) falls below 1.1, it is a default under the loan. In addition, beginning on June 30, 2006, in the event the debt service coverage ratio of the property falls below 1.30, then the excess net cash flow from the property will be deposited into an interest bearing escrow account with the lender until the debt service coverage ratio test of 1.30 is met.

16. Investments in Unconsolidated Joint Ventures (continued)

The following tables represent the condensed balance sheets and income statements of Dearborn LLC on a historical cost basis:

	Year ended December 31, 2004	2003
	(dollars in thousands)	
Real estate, at cost (net):	$ 330,012	$ 335,632
Other assets	102,720	85,765
Total assets	$ 432,732	$ 421,397
Mortgage note payable	$ 270,000	$ 247,500
Other liabilities	22,723	29,838
Total members' capital	140,009	144,059
Total liabilities and members' capital	$ 432,732	$ 421,397

	Year ended December 31 2004	For the period from October 8, 2003 through December 31 2003
	(dollars in thousands)	
Total revenue	$ 45,939	$ 9,618
Total expenses	49,149	9,809
Net loss	$ (3,210)	$ (191)

Thistle Landing. We own a 23.1% common interest in Plumcor Thistle, LLC, which owns a 383,509 square foot office building located in Phoenix, Arizona, that opened in late 1999. Our interest at December 31, 2004 and 2003 was an equity investment of $0.7 million and $1.2 million (included in investment in unconsolidated entities), respectively, and our share of the venture's operations were $(0.3) million, $(0.0) million and $(0.2) million in 2004, 2003 and 2002, respectively, which is included in other income (expense). We received distributions of $0.2 million in each of the years 2004, 2003 and 2002, respectively.

17. Subsequent Events

In January 2005, the joint venture which owns the Bank One Center building executed a lease expansion with Citadel. The lease amendment with Citadel for 47,235 square feet is effective as of December 1, 2004 for a term of nine years and one month. As a result of this lease amendment, we have met a leasing condition under the Joint Venture agreement and qualified for the distribution to us of $9.8 million from the Joint Venture. This distribution was received by us on January 24, 2005.

On February 17, 2005, we and an affiliate of The Lightstone Group, LLC ("Lightstone"), entered into a definitive agreement and plan of merger. Under the merger agreement Lightstone will acquire our common shares and common share limited partner units for $7.25 in cash, plus the assumption of our outstanding debt. Our Board has unanimously approved the transaction and intends to recommend it for approval by our common shareholders. The parties expect to close the transaction in the second quarter, or early in the third quarter, of 2005. In connection with the merger agreement, Lightstone funded a $10.0 million earnest money deposit into an escrow.

17. Subsequent Events (continued)

Our Series B Shares will remain outstanding after the transaction is completed. At the closing of the transaction, all accrued but unpaid distributions on our Series B Shares, plus distributions on our Series B Shares for the entire calendar quarter in which the transaction closes, will be paid to the holders of our Series B Shares.

The closing of the merger agreement is subject to, among other things, a number of customary conditions including the approval by the holders of our common shares. The transaction is not subject to any financing condition.

PRIME GROUP REALTY TRUST

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2004
(DOLLARS IN THOUSANDS)

	Encumbrances(1)	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/04			Accumulated Depreciation at December 31 2004(2)	Date of Acquisition
	December 31 2004	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Building and Improvements	Total		
280 Shuman Blvd.	$ –	$ 1,261	$ 5,056	$ –	$ 1,050	$ 1,261	$ 6,106	$ 7,367	$ 1,218	Nov. 1997
Continental Towers	65,991	21,780	87,324	455	17,741	22,235	105,065	127,300	24,465	Dec. 1997
4343 Commerce Court (3)	12,172	5,370	21,394	192	3,405	5,562	24,799	30,361	7,489	Nov. 1997
1600-1700 167th St.	2,625	1,073	4,291	167	801	1,240	5,092	6,332	1,364	Nov. 1997
208 South LaSalle Street	42,590	12,310	49,042	20	10,791	12,330	59,833	72,163	13,189	Mar. 1998
800-810 Jorie Blvd.	22,117	5,619	24,089	–	1,417	5,619	25,506	31,125	3,457	Aug. 1999
IBM Plaza (4)	195,000	39,664	208,898	1	6,746	39,665	215,644	255,309	29,315	Dec. 1999
Brush Hill Office Court	7,918	2,617	10,469	–	556	2,617	11,025	13,642	1,646	Dec. 1999
Enterprise Center II	5,805	1,783	7,376	1	(421)	1,784	6,955	8,739	904	Jan. 2000
7100 Madison Avenue	3,775	1,360	4,000	–	125	1,360	4,125	5,485	473	Apr. 2000
180 North LaSalle Street	66,282	29,409	73,276	107	17,848	29,516	91,124	120,640	16,023	Aug. 2000
1051 N. Kirk Road (3)	3,170	911	3,325	–	(1,579)	911	1,746	2,657	410	Nov. 1997
Other Corporate Assets	–	–	476	–	9,625	–	10,101	10,101	7,487	
Total	$ 427,445	$ 123,157	$ 499,016	$ 943	$ 68,105	$ 124,100	$ 567,121	$ 691,221	$ 107,440	

PRIME GROUP REALTY TRUST
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2004

(1) See Note 4 – Mortgage Notes and Bonds Payable to these Consolidated Financial Statements for a description of our mortgage notes payable.
(2) Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Buildings	40 years
Building improvements	10 to 30 years
Tenant improvements	Term of related leases
Furniture and equipment	3-10 years

(3) These properties collateralize a mortgage note payable of $15.3 million.
(4) A pledge of 100% of the ownership interest in the entity which owns this property is collateral for two mortgage notes payable totaling $195.0 million with the same lender.

The aggregate gross cost of the properties included above, for federal income tax purposes, approximated $521.5 million as of December 31, 2004. We have $2.2 million in property held or under development at December 31, 2004, for which the basis for federal income tax purposes approximated $2.1 million at December 31, 2004. The net tax basis of our investment in unconsolidated real estate joint ventures for federal income tax purposes was $42.7 million at December 31, 2004.

The following table reconciles the Company's historical cost for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	Year ended December 31		
	2004	2003	2002
Balance, beginning of period	$ 681,933	$1,025,271	$ 893,462
Additions during period	10,128	23,788	341,664
Disposals during the period.	(840)	(347,204)	(190,467)
Conversion of common units to common shares.	–	(19,022)	–
Property impairments recorded during period	–	(900)	(19,388)
Balance, close of period	$ 691,221	$ 681,933	$1,025,271

The following table reconciles the accumulated depreciation for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	Year ended December 31		
	2004	2003	2002
Balance at beginning of period.	$ 88,090	$ 67,308	$ 54,416
Depreciation and amortization for the period	20,001	26,053	33,428
Disposals during the period	(651)	(5,271)	(20,536)
Balance, close of period.	$ 107,440	$ 88,090	$ 67,308

Dearborn Center, L.L.C.

Financial Statements

For the Year ended December 31, 2004 and
for the period from October 8, 2003 through December 31, 2003 (unaudited)

Contents

Report of Independent Registered Public Accounting Firm

Board of Trustees
Prime Group Realty Trust

We have audited the accompanying balance sheet of Dearborn Center, L.L.C. as of December 31, 2004, and the related statements of operations, members' capital and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dearborn Center, L.L.C. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
February 21, 2005

Dearborn Center, L.L.C.

Balance Sheets

	December 31	
	2004	2003
		(unaudited)
Assets		
Real estate:		
Land	$ 22,621,876	$ 22,621,876
Building and improvements	280,654,208	279,140,911
Tenant improvements	45,215,227	41,313,676
	348,491,311	343,076,463
Accumulated depreciation	(18,479,626)	(7,444,897)
	330,011,685	335,631,566
Cash	14,787,010	5,583,880
Restricted cash escrows	20,585,320	19,532,774
Receivables:		
Tenant	8,605,602	5,228,406
Deferred rent	9,003,586	4,375,048
Note	12,295,833	10,745,187
Deferred costs, net	37,430,498	40,295,313
Prepaid expenses	11,744	5,101
Total assets	$ 432,731,278	$ 421,397,275
Liabilities and members' capital		
Mortgage note payable	$ 270,000,000	$ 247,500,000
Accrued interest payable	3,760,863	3,459,775
Rents received in advance	2,022,671	1,312,615
Accrued tenant improvement allowances	514,500	13,627,379
Accounts payable and accrued liabilities	615,676	405,074
Due to affiliate	596,303	290,209
Development costs payable	876,885	958,550
Accrued real estate taxes	14,310,000	9,759,485
Other	25,000	25,000
Total liabilities	292,721,898	277,338,087
Members' capital	140,009,380	144,059,188
Total liabilities and members' capital	$ 432,731,278	$ 421,397,275

See notes to financial statements.

Dearborn Center, L.L.C.

Statements of Operations

	Year ended December 31 2004	For the period from October 8, 2003 through December 31 2003
		(unaudited)
Revenue		
Rental	$28,919,989	$ 6,461,018
Tenant reimbursements	15,328,416	2,784,867
Other	1,690,502	372,194
Total revenue	45,938,907	9,618,079
Expenses		
Property operations	8,904,529	1,828,783
Real estate taxes	12,933,879	2,265,820
Depreciation	11,034,729	2,174,122
Amortization	2,133,650	344,172
Interest	14,141,928	3,196,531
Total expenses	49,148,715	9,809,428
Net loss	$(3,209,808)	$ (191,349)

See notes to financial statements.

Dearborn Center, L.L.C.

Statements of Members' Capital

For the Year ended December 31, 2004 and for the period from October 8, 2003 through December 31, 2003

	UST	Prime	Total
Members' capital at October 8, 2003	$101,239,465	$ 43,442,255	$144,681,720
Net income (loss)	2,431,183	(2,622,532)	(191,349)
Contribution	1,400,000	600,000	2,000,000
Distributions	(2,431,183)	–	(2,431,183)
Members' capital at December 31, 2003 (unaudited)	102,639,465	41,419,723	144,059,188
Net income (loss)	10,640,000	(13,849,808)	(3,209,808)
Contribution	9,800,000	–	9,800,000
Distributions	(10,640,000)	–	(10,640,000)
Members' capital at December 31, 2004	$112,439,465	$ 27,569,915	$140,009,380

See notes to financial statements.

Dearborn Center, L.L.C.

Statements of Cash Flows

	Year ended December 31 2004	For the period from October 8 2003 through December 31 2003 (unaudited)
Operating activities		
Net loss	$ (3,209,808)	$ (191,349)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	13,168,379	2,518,294
Amortization of costs for leases assumed (included in rental revenue)	1,950,175	477,635
Changes in operating assets and liabilities:		
Tenant receivables	(6,151,721)	(1,540,244)
Deferred rent receivable	(4,628,538)	(1,153,192)
Accrued interest on note receivable	(962,875)	(206,714)
Prepaid expenses	(6,645)	(5,101)
Accrued interest payable	301,088	3,196,531
Rents received in advance	710,056	(700,154)
Accounts payable and accrued liabilities	158,903	216,203
Due to affiliate	306,095	458,622
Accrued real estate taxes	9,225,961	2,285,056
Net cash provided by operating activities	10,861,070	5,355,587
Investing activities		
Additions to real estate	(7,345,733)	(2,015,435)
Decrease in accrued tenant improvement allowances	(13,112,879)	(574,408)
Leasing costs	(1,214,186)	(31,726)
Increase in restricted cash escrows	(1,052,546)	2,595,774
Increase in note receivable	(587,771)	–
Net cash used in investing activities	(23,313,115)	(25,795)
Financing activities		
Contributions from member	9,800,000	2,000,000
Distributions to member	(10,640,000)	(2,431,183)
Additional proceeds from mortgage note payable	22,500,000	–
Financing costs	(4,825)	(371)
Net cash provided by (used in) financing activities	21,655,175	(431,554)
Net change in cash	9,203,130	4,898,238
Cash at beginning of period	5,583,880	685,642
Cash at end of period	$ 14,787,010	$ 5,583,880

See notes to financial statements.

Dearborn Center, L.L.C.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Formation and Organization of the Company

Dearborn Center, L.L.C. (the Company) is a Delaware limited liability company that was formed on September 27, 2000, to develop, own, lease, and operate a 37-story office building containing approximately 1.5 million square feet located in downtown Chicago, Illinois (the Property).

On October 8, 2003 (the Transaction Date), Prime Group Realty, L.P. (Prime), the prior sole member of the Company, sold 70% of its interest in the Company to UST XI Dearborn, Ltd. (UST), a limited partnership organized under the laws of Florida. At the closing, UST paid Prime $105,000,000 and made a cash contribution to the Company of $1,400,000 as working capital. Prime correspondingly made a $600,000 cash contribution to the Company. UST's opening capital balance represents an allocation of 70% of Prime's historical capital balance. The Company's organizational documents were amended and restated to reflect the admission of UST. For reporting purposes, no adjustments have been made to the carrying values of the Company's assets and liabilities as a result of the sales transaction in accordance with the practices of the Securities and Exchange Commission.

Under the terms of the Contribution Agreement between Prime and UST, an additional capital contribution in the amount of $9,800,000 was to be made by UST (the Leasing Earnout) and distributed to Prime when the Company leases an additional 40,000 square feet of space in the Property over and above the square footage leased in the Property as of August 4, 2003. This contribution was made in December 2004.

UST is the administrative member of the Company and Prime has approval rights over major decisions. At closing, Prime received a credit to its invested capital account (as defined in the Contribution Agreement) in the Company in the amount of $45,600,000, representing 30% of the total invested capital of the Company, and UST received a credit to its invested capital account of $106,400,000, representing 70% of the total invested capital of the Company. Prime will also receive a credit to its invested capital account, upon the satisfaction of the Leasing Earnout, of an additional $4,200,000.

In connection with the admittance of UST as a partner in the Company, Prime deposited $19,908,658 with an escrow agent, which is to be used to fund: (a) the payment of completion costs for the core and shell of the Property (which Prime and UST acknowledge were $5,670,959 as of the closing date), (b) the costs related to tenant improvements and allowances with respect to existing leases at the Property (which Prime and UST acknowledge were $14,201,787 as of the closing date) and (c) the payment of any outstanding lease commissions with respect to existing leases of the Property (which Prime and UST acknowledge were $35,912 as of the closing date). The balances in this escrow account at December 31, 2004 and 2003 were $1,500,946 and $18,532,812, respectively. In addition to this escrow, Prime conveyed another escrow to the Company in the amount of $1,356,942 related to completion costs for the core and shell of the Property incurred prior to the closing date. The balances in this escrow at December 31, 2004 and 2003 were $925,175 and $999,962, respectively.

1. Summary of Significant Accounting Policies (continued)

UST is entitled to receive out of available annual cash flow (Distributable Cash), a 10% non-cumulative preferred return on its invested capital, after which Prime will receive a 10% non-cumulative, non-compounded return on its invested capital. Any remaining Distributable Cash after repayment of all amounts then due and payable pursuant to the loan documents and other expenses and liabilities of the Company then due and payable after establishment of such reserves as UST may reasonably determine for specific anticipated purposes will be distributed 50% to Prime and 50% to UST.

To the extent the Company's earnings exceed UST's return in any year, Prime will record 100% of the excess up to its 10% return on invested capital. Thereafter, earnings will be allocated 50% to Prime and 50% to UST. To the extent the Company's earnings are less than the amount distributable to UST, a corresponding loss will be allocated to Prime to the extent of any difference.

In accordance with the Limited Liability Company Agreement, the Company has perpetual existence unless sooner dissolved upon the occurrence of a defined termination event. No Member can transfer its interest in any part of the Company without obtaining the prior written consent of the other Member unless the transfer is made to an affiliate or Prime transfers or sells its membership interests in connection with any merger, consolidation, reorganization, sale, liquidation or other similar transaction.

Presentation

The financial statements and disclosures as of December 31, 2003 and for the period from October 8, 2003 to December 31, 2003 are unaudited.

Real Estate

Real estate is carried at its historical cost, less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over their estimated useful life.

Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Building	40 years
Building improvements	15 to 30 years
Tenant improvements	Term of related lease

The City of Chicago, ("City") has provided tax increment financing assistance for the Property pursuant to which the Company is entitled to receive from the City up to $10,000,000 in tax increment assistance, subject to the satisfaction of certain requirements. The obligation of the City is evidenced by a promissory note in the maximum principal amount of $10,000,000 (which was subject to reduction if certain requirements were not satisfied). Interest on the note accrues at the rate of 9.5% per year. Under the agreement with the City, payments of the tax increment assistance are to be made each January 1 from 50% of the incremental real estate taxes attributable to the Property. The promissory note matures on December 31, 2008, and, to the extent any portion of the note remains

1. Summary of Significant Accounting Policies (continued)

unpaid as of the maturity date, the Company is required to forego such amounts. The Company initially recorded a note receivable in the amount of $9,412,228, which was net of a reserve for amounts anticipated due to the City for failure to meet certain of the requirements.

On August 11, 2004, payments were made to the City comprised of $587,771 from the Company and $447,845 from Prime. The payment by the Company was funded by a loan Prime made to the Company in the amount of $587,771. The loan bears interest at 10.0% per year. The total of $1,035,616 represented the Company's obligation under its redevelopment agreement with the City. The City issued a Certificate of Completion in regards to the Property and acknowledged the amount of the note receivable, which included principal of $10,000,000 and interest through August 11, 2004 of $1,929,028.

The balance of the note receivable at December 31, 2004 and 2003 includes accrued interest of $2,295,833 and 1,332,959, respectively.

Deferred Charges

Costs incurred in connection with financings are capitalized as deferred financing costs and are amortized over the terms of the related loan. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and are amortized on the straight-line method over the terms of the related lease agreements.

Rental Revenue

Rental revenue is recorded on the straight-line method over the terms of the related lease agreements. Differences between rental revenue earned and amounts due per the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as rent received in advance.

Income Taxes

The Company is taxed as a partnership, and accordingly, no federal or state income taxes are payable by the Company. The Members' respective share of the Company's taxable income or loss is includable on the respective tax returns of the Members.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Deferred Costs

Deferred costs consist of the following:

	December 31 2004	December 31 2003
Financing costs	$ 7,377,041	$ 7,372,215
Leasing commissions	13,422,418	12,349,757
Leasing costs	8,428,643	8,287,120
Lease assumption costs	20,507,230	20,507,230
	49,735,332	48,516,322
Less: Accumulated amortization	(12,304,834)	(8,221,009)
	$ 37,430,498	$ 40,295,313

3. Mortgage Note Payable

In connection with the admittance of UST as a partner in the Company, the Company simultaneously closed on a $270,000,000 mortgage loan with a financial institution (the Loan), a portion of which was used to repay in full the existing construction loan and mezzanine loan encumbering the Property, and $22,500,000 of which was funded post-closing to pay for tenant improvement costs and other leasing costs under subsequent and future leases at the Property (the TI Amount).

The Loan bears interest at a fixed rate of 5.47% per year, except that the TI Amount, when and as funded, bore interest at a floating rate of one or three month LIBOR plus 1.20%, as defined. The Company had the right to fix the interest rate on the TI Amount, as funded, in $5,000,000 increments, at an interest rate equal to the lender's then-current cost of funds plus 1.20%. On September 30, 2004, the Company fixed the rate on the loan for the TI amount at 5.18% and drew down $18,772,291 representing the remaining proceeds available under the original loan commitment.

This advance of the TI Amount was disbursed into an interest-bearing escrow account (with interest payable monthly to the Company) with future tenant improvement costs and leasing commissions of the Property payable out of the escrow. The balance in this escrow at December 31, 2004 was $18,159,200.

The Loan requires interest only payments quarterly in arrears for the first two years of the loan term and payments of principal and interest pursuant to a 30-year amortization schedule thereafter. The Loan has a term of seven years. The Company is obligated to pay a $50,000 agency fee to the lender each year.

The Loan documents provide that if the debt service coverage ratio of the Property (as defined in the loan documents and tested on June 30 and December 31 of each year) falls below 1.1, it is a default under the Loan. In addition, beginning on June 30, 2006, in the event the debt service coverage ratio of the Property falls below 1.30, then the excess net cash flow from the Property will be deposited in an interest bearing escrow account with the lender until the debt service coverage ratio test of 1.30 is met.

3. Mortgage Note Payable (continued)

The following represents the Company's future minimum principal payments due on its mortgage note payable outstanding at December 31, 2004:

Year ending December 31	
2005	$ 762,449
2006	3,656,546
2007	3,861,373
2008	3,998,047
2009	4,263,966
2010	253,457,619
	$270,000,000

4. Related Party Transactions

In connection with operating the Property, Prime is entitled to receive fees for services performed and reimbursement for costs paid on behalf of the Company. Amounts incurred for these services for the year ended December 31, 2004, and the period October 8, 2003 through December 31, 2003 are as follows:

	2004	2003
Management fee (a)	$ 728,776	$ 148,522
Payroll and other operating costs (b)	1,379,423	336,905
Leasing commissions	283,541	–

(a)Management fee equal to 2% of the monthly gross revenues calculated on a cash basis (included in property operations expense).

(b)Reimbursement for payroll and other operating costs paid on behalf of the Company.

UST also receives a monthly administrative fee of $50,000, which totaled $600,000 and $138,710 for the year ended December 31, 2004 and the period ended December 31, 2003, respectively.

5. Leases

The length of the lease terms range up to 15 and 40 years at lease inception for office and retail tenants, respectively. The leases generally provide for tenants to share in increases in operating expenses and real estate taxes in excess of specified base amounts.

The total future minimum rental to be received under noncancelable operating leases executed at December 31, 2004, exclusive of tenant reimbursements and contingent rentals, are as follows:

Year ending December 31	
2005	$ 27,693,322
2006	28,753,185
2007	29,526,969
2008	30,294,687
2009	31,127,215
Thereafter	218,808,672
	$366,204,050

5. Leases (continued)

The Property was approximately 76.5% leased at December 31, 2004, of which three tenants lease approximately 70.1% and represent approximately 96.6% of rental and tenant reimbursements revenue, excluding amortization of lease assumption costs for the year ended December 31, 2004.

6. Fair Values of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, and SFAS No. 119, *Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments*, require disclosure of the fair value of certain on- and off-balance-sheet financial instruments for which it is practicable to estimate. Fair value is defined by SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

The Company used the following methods and assumptions in estimating the fair value disclosures for financial instruments.

The carrying amount of cash and restricted cash escrows reported in the balance sheets approximates their fair value.

The Company maintains its cash and restricted cash escrows at various financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant.

The carrying values of the Company's tenant receivables and accounts payable and accrued liabilities approximate their fair values due to the short maturities of such instruments. The carrying value of the Company's note receivable approximates its fair value based on the expected amount to be received from the City. The carrying amount of mortgage note payable (including accrued interest) approximates fair value based on the current borrowing rate for similar types of debt.

7. Subsequent Events

In January 2005, the Company executed a lease expansion amendment with a tenant for 47,235 square feet effective as of December 1, 2004 for a term of nine years and one month. As a result of this lease amendment, the Leasing Earnout was achieved and $9,800,000 was distributed to Prime on January 24, 2005.

EXHIBIT 12.1

PRIME GROUP REALTY TRUST

STATEMENTS REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(DOLLARS IN THOUSANDS)

	Year Ended December 31				
	2004	2003	2002	2001	2000
Earnings (1) (2):					
(Loss) income from continuing operations before minority interest per the consolidated financial statements	$ (21,069)	$ (20,350)	$ (9,348)	$ (17,981)	$ 14,858
Interest expense	28,500	47,853	30,660	29,032	29,885
Amortization of debt issuance costs	1,667	6,957	3,691	2,978	3,786
Earnings	$ 9,098	$ 34,460	$ 25,003	$ 14,029	$ 48,529
Fixed Charges (1) (2):					
Interest expense	$ 28,500	$ 47,853	$ 30,660	$ 29,032	$ 29,885
Capitalization of interest expense	–	3,715	29,946	23,874	14,232
Amortization of debt issuance costs	1,667	6,957	3,691	2,978	3,786
Preferred share dividends	9,000	9,000	11,280	12,150	12,147
Total fixed charges	$ 39,167	$ 67,525	$ 75,577	$ 68,034	$ 60,050
Ratio of earnings to combined fixed charges and preferred share dividends	–	–	–	–	–
Deficit of earnings to combined fixed charges and preferred share dividends	$ (30,069)	$ (33,065)	$ (50,574)	$ (54,005)	$ (11,521)
Funds from Operations (1) (2):					
Funds from operations	$ 21,689	$ 7,915	$ (18,644)	$ 27,936	$ 52,609
Interest expense	28,500	47,853	30,660	29,032	29,885
Amortization of debt issuance costs	1,667	6,957	3,691	2,978	3,786
Adjusted funds from operations	$ 51,856	$ 62,725	$ 15,707	$ 59,946	$ 86,280
Fixed Charges (1) (2):					
Interest expense	$ 28,500	$ 47,853	$ 30,660	$ 29,032	$ 29,885
Capitalization of interest expense	–	3,715	29,946	23,874	14,232
Amortization of debt issuance costs	1,667	6,957	3,691	2,978	3,786
Preferred share dividends	9,000	9,000	11,280	12,150	12,147
Total fixed charges	$ 39,167	$ 67,525	$ 75,577	$ 68,034	$ 60,050
Ratio of funds from operations to combined fixed charges and preferred share dividends	1.32	–	–	–	1.44
Excess (deficit) of funds from operations to combined fixed charges and preferred share dividends	$ 12,689	$ (4,800)	$ (59,870)	$ (8,088)	$ 26,230

(1) Information for the years ended December 31, 2003, 2002, 2001 and 2000 have been restated for the effect of adopting SFAS 144 for the reclassification of the operations of properties sold during 2004, 2003 and 2002 from continuing operations to discontinued operations.

(2) Amortization of debt issuance costs for the years ended December 31, 2001 and 2000 have been restated for the effects of adopting SFAS 145 by $0.2 million and $3.5 million, respectively, for the reclassification of extinguishment of debt from extraordinary to continuing operations.

EXHIBIT 21.1

PRIME GROUP REALTY TRUST

SUBSIDIARIES OF THE REGISTRANT

DECEMBER 31, 2004

The following represents the Prime Group Realty Trust's (the "Company") and Prime Group Realty, L.P.'s (the "Operating Partnership") operating subsidiaries (the Company and the Operating Partnership have a majority interest or control, except in the case of 77 West Wacker Drive, L.L.C. and Dearborn Center, L.L.C. the ownership of which are further described in the footnotes below) and related properties as of December 31, 2004:

Entity	Property
77 West Wacker Drive, L.L.C. (1), (2)	77 West Wacker Drive
77 West Wacker Limited Partnership (3), (4), (5)	IBM Plaza, Brush Hill Office Center
180 N. LaSalle Holdings, L.L.C. (4), (1)	Member of 180 N. LaSalle II, L.L.C.
180 N. LaSalle II, L.L.C.	180 N. LaSalle
280 Shuman Blvd., L.L.C. (1)	280 Shuman Blvd. (Atrium)
330 N. Wabash Avenue, L.L.C. (1)	IBM Plaza
330 N. Wabash Mezzanine, L.L.C. (1)	Member of 330 N. Wabash Avenue, L.L.C.
800 Jorie Blvd., L.L.C. (4), (1)	800-810 Jorie Blvd.
800 Jorie Blvd. Mezzanine, L.L.C. (1)	Member of 800 Jorie Blvd., L.L.C.
1051 N. Kirk Road, L.L.C. (4), (1)	1051 N. Kirk Road
1600 167th Street, L.L.C. (4), (1)	1600-1700 167th Street (Narco River Business Center)
2305 Enterprise Drive, L.L.C. (1)	2305 Enterprise Drive
4343 Commerce Court, L.L.C. (4), (1)	4343 Commerce Court (The Olympian Office Center)
7100 Madison, L.L.C. (1)	7100 Madison
Brush Hill Office Center, L.L.C. (1)	Brush Hill Office Court
Dearborn Center, L.L.C. (6), (1), (7)	Bank One Center
LaSalle-Adams, L.L.C.	208 South LaSalle Street
Libertyville Corporate Office Park II, L.L.C. (1)	Owner of Vacant Land adjacent to 80 Pine Meadow Corporate Office Park
PGR Finance II, Inc. (8)	Member of LaSalle-Adams, L.L.C.
PGR Finance IV, Inc. (8)	Member of 1600 167th Street., L.L.C.
PGR Finance VIII, Inc. (8)	Limited Partner of 77 West Wacker Limited Partnership
PGR Finance XI, Inc. (8)	Member of 180 N. LaSalle, L.L.C.
PGR Finance XIV, Inc. (8)	Member in 1051 N. Kirk Road, L.L.C. of 4343 Commerce Court, L.L.C.
PGR Finance XV, L.L.C. (1)	Member of Brush Hill Office Center, L.L.C.
PGR Finance XVII, Inc. (8)	Member of 800 Jorie Blvd., L.L.C.
PGR Finance XXI, L.L.C. (1)	Member of 2305 Enterprise, L.L.C.
Phoenix Office, L.L.C. (1)	Investment in Plumcor/Thistle, L.L.C., owner of Thistle Landing in Phoenix, Arizona
Prime Group Management, L.L.C. (1)	Manager of Continental Towers
Prime Rolling Meadows, L.L.C. (6), (1)	Property adjacent to Continental Towers

(1) Delaware Limited liability Company
(2) The Operating Partnership owns a 50% common interest and manages the property.
(3) Represents entities and properties previously owned by the Company's predecessor and whose operations were included in the Company's predecessor's combined financial statements.
(4) We have an indirect ownership interest in these entities through wholly owned subsidiaries (PGR Finance I-XIV and XVI-XVII, Inc.).
(5) Illinois Limited Partnership
(6) These entities own parcels of land that are currently held for or under development.
(7) The Operating Partnership owns a 30% subordinated common interest and manages the property.
(8) Delaware Corporation

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-67940) pertaining to the Prime Group Realty Trust Share Incentive Plan of our reports dated February 21, 2005, with respect to the consolidated financial statements and schedule of Prime Group Realty Trust, Prime Group Realty Trust management's assessment of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Prime Group Realty Trust and the financial statements of Dearborn Center, L.L.C., included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Chicago, Illinois
March 1, 2005

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(PAGE INTENTIONALLY LEFT BLANK)

Board of Trustees

Senior Management

Transfer Agent/Shareholder Records

For information or assistance regarding stock records or stock certificates, please contact our transfer agent:

LaSalle National Bank
Corporate Trust
135 S. LaSalle Street
Chicago, IL 60606
800.246.5761, option 2

Annual Meeting

The annual meeting of the Company is scheduled for Thursday, June 2, 2005 at 10:00 a.m. at the office of the Company's outside counsel:

Winston & Strawn
35 West Wacker Drive
Suite 3500
Chicago, Illinois 60601

Stock Exchange Listing

New York Stock Exchange
Common Shares Symbol: PGE
Series B Preferred Shares Symbol: PGEpb

Corporate Information

77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601
312.917.1300 tel
312.917.1310 fax
www.pgrt.com

Investor Relations

Securities analysts, investment professionals and investors seeking additional investor information should contact:

Investor Relations Representative
312.917.8788
InvestorRelations@pgrt.com

Corporate Governance

Copies of our governance guidelines, code of ethics and the charters of our audit, compensation, and governance and nominating committees are also available, free of charge, under the Corporate Governance tab of our website www.pgrt.com, and are available in print to any shareholder who requests it from our investor relations representative at the address listed above.

Form 10K and Other Reports

Our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K are available, without charge, on our website, after they are filed electronically with the SEC. To access this and other information select the Investor Information tab and follow the links to financial news releases, SEC filings and other material of interest to the Company's shareholders.

Independent Registered Public Accountants

Ernst & Young, LLP
Chicago, Illinois

PRIME GROUP
REALTY TRUST

77 West Wacker Drive, Suite 3900 • Chicago, Illinois 60601 • 312.917.1300 • www.pgrt.com